Form 10-K, Exhibit 13
period 1993-12-31
PENTAIR INC
filed 1994-03-30
CIK 77360

EXHIBIT 13



Pentair, Inc. is a diversified manufacturer that grows value for stakeholders by acquiring, renewing and developing manufacturing companies. Pentair businesses are organized into three groups: Specialty Products, General Industrial Equipment and Paper. Our 8,300 employees provide construction, woodworking, recreation, electronics, law enforcement, automotive, industrial and printing markets with high-quality products. The 10 autonomously operated businesses have 24 locations worldwide. Pentair common shares are quoted on the NASDAQ National MarketSystem under the symbol: PNTA.

CONTENTS
Financial Highlights.............................1
Letter to Shareholders.........................  2
1993 Operations Review.......................    5
ManagementUs Discussion and Analysis......      18
Financial Statements........................... 25
Board of Directors............................. 38
Corporate Officers and
    Subsidiary Presidents...................... 39
Investor Information........................... 41
Eleven-Year Financial Summary...............    42

Financial Highlights
In Thousands, Except per Share Data           93               92                % Change
Net Sales                                     $  1,328,180     $ 1,238,724        7.2%
Earnings                                      $     46,600     $    42,800*       8.9%

Earnings per Share
    Primary                                   $          2.26  $         2.15*    5.1%
    Diluted                                   $          2.20  $         2.03*    8.4%

Cash Dividends per Common Share               $           .68  $          .65     4.6%
Common ShareholdersU Equity per Share         $         18.58  $        16.43       _

Preferred ShareholdersU Equity                $     33,927     $    77,382          _
Common ShareholdersU Equity                   $    336,922     $   260,012          _
Return on Average Common ShareholdersU Equity           14%             13%*        _

Capital Expenditures                          $     73,421     $    67,235        9.2%
Total Assets                                  $    958,801     $   869,442       10.3%
Long-Term Debt to Total Capital                         39%             39%         _

Common Shares Outstanding at Year-End               18,135          15,822          _
Average Common and Common Equivalent Shares         17,891          15,936          _

Number of Employees                                  8,300           8,300          _

Share and per share data has been restated to reflect a 50 percent stock dividend in June 1993.
* Earnings and Earnings per Share are before cumulative effects of accounting changes of $41,625,000 or $2.61 per primary share.

                                 89           90           91           92**         93
Net Income ($Millons)            36.4         33.0         41.1         42.8         46.6


                                 89           90           91           92           93
Net Sales ($Millons)             1,163.6      1,175.9      1,169.1      1,238.7      1,328.2

                                 89           90           91           92           93
Earnings Per Share_Diluted ($)   1.90         1.62         2.01         2.03         2.20

** Before cumulative effects of accounting changes

To Our Shareholders
The underlying operating and financial strengths that have served Pentair well in the recent recession moved us closer to achieving our growth goals in the somewhat improved economic environment of 1993. Moreover, our plan to complete another substantial industrial acquisition _ our first such industrial acquisition in more than five years _ enhances our ability to meet or exceed our growth targets.
   Pentair in 1993 realized a seven percent gain in sales and a nine percent earnings improvement before cumulative effects of accounting changes, driven primarily by our U.S.-based industrial businesses. Our domestic industrial subsidiaries benefited from a stronger economy and increased spending in key consumer and industrial markets, even though our success was partially offset by the effects of a weak European economy and an over-supplied paper market.
   Our net income for the year ended December 31, 1993 was $46.6 million, or $2.20 per fully diluted share. Income before cumulative effects of accounting changes was $42.8 million in 1992, or $2.03 per fully diluted share. Net sales for the year were $1.328 billion, compared to 1992 net sales of $1.239 billion.
   We announced an agreement to acquire the Schroff Group, a $160 million manufacturer of enclosure products for electronic equipment. Through this acquisition, scheduled to close February 28, 1994, we furthered our dual strategy of building the industrial side of our business and providing Pentair a more significant global presence. SchroffUs strong brand name, leading market position and extensive product line make it an ideal fit with PentairUs strategic objectives.

Domestic industrial businesses post strong results
Five of our seven industrial businesses improved sales and earnings over 1992 levels. Sales by all Pentair industrial businesses totalled $946.6 million in 1993 compared to 1992 sales of $864.0 million. Operating income from our industrial businesses was $84.2 million in 1993 compared to $78.8 million for 1992, a gain of 6.9 percent.
   Specialty Products Group businesses Delta and Porter-Cable continued to move products into hardware and building supply home center distribution channels while reinforcing brand name recognition through aggressive marketing and promotion programs. Myers turned in record sales and earnings as a result of growth in retail markets. Myers also built market share during the year, maintaining excellent delivery rates even when pressed by demand resulting from flood conditions in the Midwest and drought conditions in the Southeast.
   In the General Industrial Equipment Group, Hoffman Engineering achieved its best-ever results from stronger business activity, improved productivity and the introduction of new products. Federal Cartridge also achieved record results, benefiting from favorable raw material prices, a good hunting season and greater brand awareness resulting from its affiliation with the U.S. Shooting Team. Lincoln Automotive sales and earnings increased as a result of modest recovery in automotive aftermarkets and the integration of new product lines. Weak economic conditions in Europe reduced sales of Lincoln IndustrialUs German operations 22.6 percent from the previous year; however, these losses were offset by sales and earnings gains from its domestic operations.
(Picture)
Winslow H. Buxton
Chairman, President and Chief Executive Officer

Oversupplied paper markets prevail
Paper Group sales in 1993 were $381.6 million, compared to $374.7 million in 1992. Operating income for the Group, including the joint venture, was $31.0 million in 1993 versus $33.1 million in 1992.
   Soft economic conditions in Europe, coupled with excess capacity of publication paper world-wide, further weakened an already oversupplied domestic market. While results from Niagara of Wisconsin Paper Corporation improved despite the poor market conditions, these gains were offset by record low prices for paper made by the Lake Superior Paper Industries joint venture. Pricing also affected results from Cross Pointe Paper Corporation, our specialty printing paper business. Cross Pointe, however, performed well above industry levels, buoyed by its unique recycled paper product mix and its distribution capabilities.
   While external forces marred their performance, our paper businesses continued to operate well. On-going productivity improvements, new or expanded facilities and equipment, continued emphasis on new product development, and innovative marketing and distribution programs will provide solid performance gains once the supply/demand imbalance is corrected.

Acquisition meets PentairUs strategic goals
Late in the year we announced plans to acquire the Schroff Group of Straubenhardt, Germany. Schroff manufactures cabinets, cases, subracks and accessories principally for electronics and other sensitive computer equipment. (See the gatefold between pages 2 and 3 for detailed information on the key Schroff product lines.) Though similar in many respects to our Hoffman Engineering subsidiary, Schroff products generally serve growing computer and instrumentation markets while Hoffman products are directed toward industrial markets. The Schroff-Hoffman combination makes us a leading manufacturer of enclosure products and gives us by far the broadest enclosure product line.
   The potential for adding value through this acquisition is considerable in view of the synergies that exist between Schroff and Hoffman Engineering. Joint product development, shared manufacturing technology, coordinated marketing and cross distribution are areas we have already begun to explore as we plan for the long-term growth of a world-wide enclosure business.
   The Schroff acquisition was somewhat of a departure from our traditional acquisition strategy. In years past we have built value for shareholders by purchasing undercapitalized and underutilized businesses and turning them around. Schroff, in contrast, is a modern, well-equipped business that has had ready access to capital. Schroff also has been a solid performer, building its share in its core European markets while expanding into North America and Asia. Future acquisitions may provide either the turn-around opportunities, on which we have built our past success, or synergistic opportunities, like Schroff, which support our objective of expanding our larger subsidiaries.
   In December, Cross Pointe Paper Corporation purchased the assets of a Dayton, Ohio, paper mill owned by Badger Paper Mills. Located only eight miles from Cross PointeUs Miami Mill, the Dayton facility will provide opportunities for development of premium text and cover grades while providing additional production capacity as paper markets recover.

Investment in businesses continues
PentairUs 1993 capital investments totaled $73.4 million, providing for new or expanded recycling facilities at Cross Pointe mills and the Lake Superior Paper Industries joint venture, as well as construction of a new coating facility at the Niagara paper business. Other investments made during 1993 introduced cost-efficient manufacturing technologies at most of the industrial businesses, development of a near-record number of new or improved products, and construction of facilities for training and customer service. We intend to continue providing the resources necessary to build all Pentair businesses to reinforce our growth.

Annual dividend increased to 72 cents
In January 1994, the Pentair board of directors approved an increase in quarterly cash dividends from 17 cents to 18 cents per common share. This raises the annual dividend payout to an indicated 72 cents per share for 1994, representing a 5.9 percent increase in dividends over the previous year. Our total return to shareholders stands at 28 percent in 1993, or an
11.6 percent compound rate over the last 10 years.

1994 Outlook
Pentair has established an enviable reputation as a business that provides shareholders with steady, reliable growth. While our plans for the years ahead continue to focus on building value for shareholders in the long term, we recognize we must continue to build on todayUs performance in order to meet tomorrowUs goals.
   Our industrial businesses will drive much of this improved performance and each is well-positioned to reach its ambitious goals. Our Specialty Products Group businesses will continue to market new, innovative products through new channels of distribution. The General Industrial Equipment businesses will benefit from what we hope will be improved business activity in durable goods and machine tool markets. A stronger global economy, combined with the results of on-going strategies aimed at increasing return on sales, employee productivity, product development and marketing programs, will offer our industrial businesses considerable profit opportunity in 1994.
   We are confident that ownership of Schroff will provide Pentair many new growth opportunities. We are exploring the synergies that exist between Schroff and Hoffman Engineering in several areas. We will see the benefits of these efforts _ new products, plant productivity gains, and growth in new markets and new regions of the globe _ in late 1994 and in 1995.
   Cross Pointe Paper Corporation should continue to benefit from its unique products and service capabilities within specialty paper markets. While we are uncertain about the prospects for short-term recovery of publication paper prices, any improvement this year will substantially benefit total Pentair sales and earnings.
   Pentair remains committed to its long-term goal of top performance. We are confident that 1994 will be a year of further sales and earnings improvements. Pentair appreciates the continued support and enthusiasm of our employees, customers, suppliers, plant communities and shareholders as we strive to provide greater value for all stakeholders in the year ahead.


Winslow H. Buxton
Chairman, President and Chief Executive Officer

Electronic Cabinets
Sensitive electronic equipment must be protected to ensure optimal performance in a variety of environments. Schroff cabinets are designed to meet critical material, workmanship and finish requirements, while satisfying demand for aesthetic quality. SchroffUs eurorack line is an aesthetic, yet sturdy, cabinet family designed for office and computer room environments. The minirack range is a small - to mid-size Rslim lineS version of the eurorack. The tecnorack product line is a sealed equipment cabinet range for use in harsh industrial environments.
ELECTRONIC ENCLOSURES
Schroff
Worldwide partners to the
electronics industry
PRODUCTS
Schroff is the largest manufacturer in EuropeUs electronic enclosure market and a world technical leader. SchroffUs comprehensive product range includes cabinets, cases, subracks, microcomputer packaging systems and a full line of accessories including backplanes, power supplies and computer furniture.


MARKETS
Schroff serves the worldwide commercial electronics industry including key segments such as computers, test and measurement, private LANs/data communication, industrial control and factory automation, medical and telecommunications.


Portable and Rack-mounted Cases
Electronic instruments, whether used in a fixed location or in the field, require sturdy protective cases that provide versatility and ease of use. To meet the individual technical requirements of its customers, Schroff offers a wide range of equipment cases in more than 100 standard sizes. Schroff cases combine standardized solutions with application-specific features and a wide variety of case accessories. Case lines include 19-inch cases such as protec, comptec, safepac and tecnopac, and system cases compac, inpac, cardpac and ratiopac.

7 Pictures of electronic products

Microcomputer Packaging Systems
Packages assembled from SchroffUs line of cases, subracks and accessories, such as Schroff power supplies, are the foundation for building systems that meet the specific requirements of customers. SchroffUs standardized packaging systems offer many benefits including reliability and cost effectiveness. Close attention to changing customer needs has resulted in a broad range of RsystemsS solutions incorporating mechanical packaging, power supplies, full wiring, backplanes, thermal management, and radio frequency shielding.

ELECTRONIC ENCLOSURES Schroff
Worldwide partners to the electronics industry

LOCATIONS
Straubenhardt, Germany; Betschdorf, France; Hemel Hempstead, Hertfordshire, United Kingdom; Warwick, Rhode Island; Yokohama and Meiwa-Cho, Japan; Skarpnack, Sweden; and Gallarate (Varese), Italy.

EMPLOYEES
1,400

Subracks and Plug-in Units
Used in a variety of electronic applications, SchroffUs subrack products provide the means for packaging circuit boards and accessories. Schroff leads the market in subracks built for the 19-inch standard used by the U.S. and European electronics industries. Designed around the Eurocard format, Schroff subracks are typically installed in cases and cabinets as electronic equipment and are designed to meet the increasing electromechanical demands made on modern packaging systems. Several subrack families are available to meet the requirements of the electronics industry, including the emerging metric standard that is gaining popularity in U.S. markets.

8 Pictures of electronic products

SPECIALTY PRODUCTS GROUP
1993 Operating Strategies

Expand distribution Purchasing patterns for tools and other construction-related products continued to shift away from traditional outlets to building supply home centers and hardware chains. Expanding into distribution channels that serve these outlets resulted in placement of product in over 1,000 new outlets in 1993. Specialty Products Group businesses now supply eight of the top ten building supply home centers.

Build brand name awareness Expanded promotion and advertising efforts supported this entry into new distribution channels while increasing awareness of the GroupUs brand name products. Specialty Products Group businesses used national television programming, principally underwriting of Public Broadcasting System programs The New Yankee Workshop and The American Woodshop which combined reach approximately seven million woodworking enthusiasts.

Accelerate new products Specialty Products Group businesses introduced 30 new products in 1993. Sales from new products introduced in the last five years increased to 46 percent of total group sales.

                                   93       92       91
return on invested capital (%)     40.2%    41.1%    28.9%

                                   93       92       91
return on sales(%)                 10.2%    10.6%    9.8%

                                   93       92       91
operating income ($millions)        42.0%    40.2%    33.6%

                                   93       92       91
sales ($millions)                  411.6    377.5    344.6

Picture of planks and shavings

Porter-Cable Corporation
Growth in the hardware and building supply home center channels helped Porter-Cable record sales increases and double-digit profit gains in 1993. Sales through these distribution channels more than doubled as Porter-Cable products entered more than 800 new outlets.
   Porter-CableUs brand recognition was supported with new product packaging which incorporates a distinctive color scheme and new point-of-purchase promotion features. Underwriting of a PBS program entitled The American Woodshop increased exposure of the Porter-Cable brand name. In 1994, the company will underwrite another PBS program, The New Yankee Workshop.
    A new ultra-lightweight 7 1/4-inch FramerUs Circular Saw was one of 12 new products introduced in the year. The Quicksand random orbit palm sander and a 9.6-volt cordless drill have demonstrated good sales in their markets.
   Porter-Cable achieved cost improvements of more than $3 million through expansion of the total-quality work team concept.

PRODUCTS
Portable electric tools, including circular saws, reciprocating saws, band saws, sanders, drills and routers. Products shown: 7 1/4-inch FramerUs Circular Saw and Quicksand random orbit palm sander.

MARKETS
Woodworking, residential and industrial construction; industrial fabrication and maintenance; and home craftsmen.

LOCATION
Jackson, Tennessee.

EMPLOYEES
800

SPECIALTY PRODUCTS GROUP
Porter-Cable Corporation
Delta International
Machinery Corp.
F. E. Myers

Delta International Machinery Corp.
Delta achieved record orders, sales and operating income in its U.S. operations during 1993. These gains were attributed to increased market share in home center and group accounts, driven in part by nine new woodworking products. Sales benefited from a stronger domestic economy, and from greater awareness of the Delta name through underwriting of PBS programs The New Yankee Workshop and The American Woodshop.
   In Canada, unfavorable exchange rates and eco-nomic uncertainty slowed income growth. However, DeltaUs sales in Canadian dollars were higher in 1993 than at any other time in the companyUs history.
   Fine Woodworking magazine praised DeltaUs Tupelo, Mississippi, plant for its state-of-the-art technology, saying the facility R...looks like a set from Star Wars.S New laser cutting systems installed in late `93 have further streamlined manufacturing processes, reduced product development lead time and improved quality.

5 pictures of woodworking tools

PRODUCTS
General-purpose woodworking machinery, including table saws, band saws, planers, jointers, grinders, drill presses, shapers, lathes, other tools, and accessories. Products shown: Anniversary edition Unisaw with tenoning jig, and Sanding Center.

MARKETS
Do-it-yourself/homeshop craftsmen; commercial, residential and industrial construction; remodeling; and cabinet manufacturers, case goods, and furniture makers.

LOCATIONS
Pittsburgh, Pennsylvania; Tupelo, Mississippi; Memphis, Tennessee; Guelph, Ontario, Canada; and Taichung, Taiwan.

EMPLOYEES
621
SPECIALTY PRODUCTS GROUP
Porter-Cable Corporation
Delta International
Machinery Corp.
F. E. Myers

PRODUCTS
Pumps for well and sump pump systems, primarily for residential use; pumps and grinders for environmental engineering applications; and industrial pumps. Product shown: 12-inch non-clog wastewater pump.

MARKETS
Retail and wholesale distribution to residential users, municipal environmental organizations and industrial manufacturing companies.

LOCATIONS
Ashland, Ohio, and Kitchener, Ontario, Canada.

EMPLOYEES
600

F. E. Myers
Midwestern floods and Southeastern drought created record demand for MyersU water systems and sump pumps in 1993. Manufacturing back-integration in the companyUs foundry and plastic injection molding operations allowed Myers to meet customersU needs and out-perform the competition. Myers closed the year with record sales and earnings and a greater share of the pump market.
   Eleven new products introduced in 1993 included an extended range of four-inch submersible pumps for water systems markets, a 12-inch non-clog pump for waste-water markets and a portable transfer pump for contractor markets.
   Capital investment supported the first phase of a program designed to realign plant assembly and machine areas. Completed mid-year, the realignment focused on the companyUs sump and sewage product assembly areas, decreasing MyersU overhead rate. Phase 2 of the realignment program will begin in 1994.

3 pictures of woodworking tools
3 pictures of pumps

GENERAL INDUSTRIAL EQUIPMENT GROUP
1993 Operating Strategies

Grow in excess of markets   Although the overall economy grew only at 2.9
percent during 1993, General Industrial Equipment Group sales increased 10 percent. Strong double-digit growth and market share gains at Hoffman, coupled with additional volume from Lincoln AutomotiveUs 1992 acquisition, led the GroupUs improved sales performance. Lincoln IndustrialUs U.S. operations and Federal Cartridge grew more than did their respective markets.

Stimulate new product introductions   The General Industrial Equipment Group
introduced more than 100 new products during 1993. Sales from new, redesigned and acquired products introduced during the past five years continue to increase, representing 25 percent of total sales in 1993.

Increase productivity   Productivity at General Industrial Equipment Group
businesses increased approximately five percent over 1992 levels, as did unit output per employee. Capital expenditures designed to facilitate flow of product through manufacturing facilities represented a third of total spending and are expected to generate similar gains in 1994.

                                 93       92       91
Return on Invested Capital (%)   15.5     14.5     13.1

                                 93       92       91
Return on Sales (%)              7.9      7.9      7.8

                                 93       92       91
Operating Income ($Millions)     42.2     38.6     35.9

                                 93       92       91
Sales ($Millions)                535.0    486.5    458.3

picture parts in blue-green liquid

Lincoln Automotive
Record sales and profits at Lincoln Automotive were driven by a modest rebound in automotive equipment markets, a continued increase in the average age of the passenger car fleet in the U.S., and a decline in the do-it-yourself segment of automotive repairs. Significant sales gains were also recorded in Canadian, Latin American and European markets.
   Several new or redesigned products and product lines were introduced to the professional service market. These included welding accessories, which complement the companyUs welding equipment line, a new Bantam line of battery chargers featuring the exclusive Intellicharger design, and a redesigned Marquette battery charger line. The Chem Oil-A-Way sorbent product, formulated to help containment and disposal of oil, chemical and other hazardous fluid spills, continues to gain acceptance in environmental and auto service industries.
   Cross-training and a focus on workforce flexibility generated productivity gains at the companyUs Jonesboro, Arkansas, and Nogales, Mexico plants where sales per employee reached an all-time high.
PRODUCTS
Vehicle service equipment, including lubricating tools, hydraulic jacks and specialty products for the repair and service of automobiles, trucks, buses, and construction and agricultural equipment. Products shown: Lincoln, Winner and Blackhawk-brand lifting equipment.

MARKETS
Products are marketed through a distributor network to professional mechanics and vehicle maintenance facilities.

LOCATIONS
St. Louis, Missouri; Jonesboro, Arkansas; Birch Tree, Missouri; Nogales, Mexico; Mississauga, Ontario, Canada; and Antwerp, Belgium.

EMPLOYEES
560

GENERAL INDUSTRIAL EQUIPMENT GROUP
Lincoln Automotive

Lincoln Industrial

Hoffman Engineering Co.

Federal Cartridge Company

Lincoln Industrial
Activity in U.S. and Pacific Rim markets resulted in an improved sales and earnings profile for Lincoln Industrial in 1993. However, this performance was offset by continued weakness in European and Japanese markets, which severely cut sales and earnings at the companyUs Walldorf, Germany operations.
   Despite a difficult business climate, new Lincoln Industrial products represented 10 percent of total 1993 sales. New products introduced during the year included a patented air brake for use on thick-fluid pumping systems, a new line of engineered resin pumps and a transfer pump. Lincoln Industrial advanced a patent-pending hydraulically driven pump into field trials and early reports indicated the product was well-received.
   Productivity efforts continue to generate results. Sales per employee at Lincoln IndustrialUs U.S. operations rose five percent over the previous year. New manufacturing schedules and procedures increased on-time deliveries to customers by 30 percent over 1992 levels.

PRODUCTS
Lubrication systems and equipment, and material dispensing pump systems. Product shown: Pile Driver III material dispensing pump featuring a modular air motor, a RleaklessS gland and a patented overspeed control.

MARKETS
Manufacturers, printers and general lubrication markets.

LOCATIONS
St. Louis, Missouri, and Walldorf, Germany.

EMPLOYEES
870

Hoffman Engineering Co.

PRODUCTS
Metal and composite enclosures for electrical and electronic controls, instruments and components. Product shown: APX modular console.

MARKETS
Original equipment manufacturers; plant maintenance and repair; and construction.

LOCATIONS
Anoka, Minnesota; Brooklyn Center, Minnesota; Toronto, Canada; and Cwmbran, South Wales,
United Kingdom.

EMPLOYEES
1,800

HOFFMMAN  ENGINEERING CO.
Stronger business activity in durable goods and automotive markets helped Hoffman Engineering realize double-digit sales growth and record earnings in 1993. Hoffman became the first North American enclosure manufacturer to achieve ISO 9001 certification, signifying the company has met a series of rigid, internationally accepted quality standards.
   New products introduced in 1993 included the COMPACT enclosure suspension system and the ULTRX fiberglass corrosion-resistant enclosure line. Hoffman also expanded its APX product line to include over 100 new model codes.
   The company enhanced customer service through two new computer-based features: an Electronic Data Interchange system linking Hoffman with its distributors and suppliers; and a Bulletin Board system providing customers access to product drawings and specifications.
   Construction of a border plant in Mexico will increase HoffmanUs manufacturing capacity and reduce costs related to general purpose products. The new plant is scheduled to be operational in late 1994.

GENERAL INDUSTRIAL EQUIPMENT GROUP
Lincoln Automotive

Lincoln Industrial

Hoffman Engineering Co.

Federal Cartridge Company

PRODUCTS
Shotshell, centerfire and rimfire cartridges, ammunition components and clay targets. Products shown: Gold Medal shotshells and Premium rifle cartridges.

MARKETS
Over 16 million licensed hunters; trap, skeet, sporting clay and target shooters; the U.S.
government; and law enforcement agencies.

LOCATIONS
Anoka, Minnesota, and Richmond, Indiana.

EMPLOYEES
950

FEDERAL CARTRIDGE COMPANY
A record fourth quarter provided the basis for increased earnings at Federal. Favorable raw material prices, innovative sales and marketing strategies and productivity improvements contributed to record performance.
   A highlight of 1993 was the outstanding performance of the U.S. Shotgun Team. Using FederalUs new Gold Medal ammunition, the team earned seven Gold medals, eight Silver medals and five Bronze medals in international World Cup competition. The team also set 17 new world records and earned three 1996 Olympic country quota slots. The U.S. Biathlon Team selected FederalUs Gold Medal Ultra Match .22 caliber cartridge for use in 1994 Winter Olympics competition.
   Product development efforts focused on new and improved products for recreational and hunting markets. A complete line of small-gauge sporting clay loads was added to the Gold Medal product line, while the Premium Centerfire Rifle line was expanded to include several new patented Trophy Bonded loadings.
(6 pictures of Hoffman Engineering products and employees)
(2 pictures of Federal Cartridge products and empleyees)

PAPER GROUP
1993 Operating Strategies

Emphasize recycled-fiber paper products The Paper GroupUs recycled-fiber strategy provided the dual benefit of allowing the Company to meet increasing demand for recycled-fiber products while reducing virgin kraft requirements. Recycled-fiber product development efforts resulted in new grades made entirely from recycled fiber. The strategy was supported with $20 million of capital investments for construction of new or expanded deinking facilities at two of the three Paper Group businesses.

Focus on specialty niche markets Development of new products to meet the needs of an expanding customer base allowed the Paper Group to focus on specialty niche markets, such as chlorine-free products. This strategy was further supported by plans to construct a $12 million coating facility at Niagara of Wisconsin Paper Corp.

Reinforce distribution and service features The GroupUs distribution and service capability was increased with the installation of new sheeting equipment at the recently expanded Cross Pointe International Distribution Center. The Center provides next day service for more than 85 percent of customers; the remainder are served within 48 hours.

                                  93         92        91
Return on Invested Capital (%)    15.0       17.9      25.5

                                  93	   92        91
Return on Sales (%)               8.6        8.4       9.7

                                  93         92        91
Operating Income ($Millions)      32.9       31.4      35.5

                                  93         92        91
Sales ($Millions)                 381.6      374.7     366.2

(Picture of Paper rolls)
Niagara of Wisconsin Paper Corporation
Weak demand and volatile pricing continued to characterize the coated publication paper market in 1993. Niagara performed well in this hostile business environment, profiting from a seven percent improvement in average selling price and targeted marketing efforts. A reorganized sales department and sales generated by new products prevented the company from taking downtime during 1993, unlike many of its competitors.
   Niagara entered new niche markets offering six new products all of which contain recycled fiber. One of these new products, Niagara Recycle TEF, provides 30 percent post-consumer recycled-fiber content and is manufactured in a chlorine-free process. Future product development efforts will benefit from construction of a $12 million coating plant started in June, 1993. Scheduled to be operational in July `94, the new coating facility will improve product quality and consistency.

PRODUCTS
Coated publication papers, including recycled-fiber grades. Product shown:
Niagara Recycle TEF.

MARKETS
Magazines, catalogs, periodicals, advertising literature, trade books and general commercial printing.

LOCATION
Niagara, Wisconsin.

EMPLOYEES
600

PAPER GROUP
Niagara of Wisconsin
Paper Corporation

Cross Pointe Paper Corporation

Lake Superior
Paper Industries

PRODUCTS
Premium uncoated text and cover papers, and commercial printing and writing papers, including grades made with recycled fiber. Products shown: Cross Pointe recycled papers in a variety of basis weights, colors and sizes.

MARKETS
Paper merchants, commercial printers, book publishers, graphic design houses, business copy centers, educational institutions and paper converters.

LOCATIONS
St. Paul, Minnesota; West Carrollton and Dayton, Ohio; Park Falls, Wisconsin; and West Chicago, Illinois.

EMPLOYEES
1,050

Cross Pointe Paper Corporation
While the printing and writing segment of the paper industry continued to struggle with excess capacity, Cross Pointe increased sales to record levels in 1993. This was accomplished by continued emphasis on grade development and strengthening customer services for paper merchants.
   Cross PointeUs Flambeau Mill benefited from a new deinking plant and a rebuilt paper machine which combined to boost the millUs ability to produce quality, value-added recycled-fiber papers. The West Chicago-based International Distribution Center installed an advanced cut-size sheeter to help meet growing demand for recycled business papers.
   Late in the year, Cross Pointe acquired the assets of a Badger Paper Company mill located in Dayton, Ohio. The mill, which was not operating at the time of acquisition, will be started up as paper markets recover and capacity requirements grow.

PAPER GROUP
Niagara of Wisconsin
Paper Corporation

Cross Pointe Paper Corporation

Lake Superior
Paper Industries

Lake  Supperiior Paper Industries
The on-going recession in global paper markets and overcapacity among European paper producers combined to reduce 1993 sales and earnings by Lake Superior Paper Industries (LSPI), a joint venture between subsidiaries of Pentair and Minnesota Power. Despite downward pricing pressures, LSPI maintained its position as the North American leader in its market segment.
   Extensive research and development led to a higher-quality supercalendered RAS grade paper. Designed specifically to be competitive with a new SCA+ grade introduced by foreign competitors, the new LSPI product offers excellent printing surface smoothness and higher overall gloss.
   The Superior Recycled Fiber Industries (SRFI) deinking plant, which LSPI operates for joint venture owners Pentair and Minnesota Power, began operations in September, 1993. Completed ahead of schedule and under budget, the 135,000-square-foot facility produces 250 tons of recycled fiber daily from office wastepaper. LSPIUs ENCORE Web and ENCORE Gloss recycled paper grades contain a minimum of 10 percent deinked post-consumer fiber supplied by SRFI.

PRODUCTS
Supercalendered publication and printing grade papers. Product shown:
Shredded post-
consumer waste paper is deinked and delivered in wet-lap sheets for use in LSPI recycled papers.

MARKETS
Catalogs, newspaper supplements, magazines, advertising inserts and other commercial printing.

LOCATION
Duluth, Minnesota.

EMPLOYEES
374

6 pictures of paper products

PENTAIR INC. AND SUBSIDIARIES
Financial Review
MISSION
Pentair, Inc. has several strategic and financial objectives that guide management decision-making in creating value for its shareholders. The overall objective is to be a top-performing, diversified industrial company operated to maximize shareholder value, be respected for business conduct and provide benefits to all constituents.
  The financial goals are to achieve: a 10 percent EPS growth _ annual growth in earnings per share over any ten-year period; and a 15 percent ROE _ average return on common shareholdersU equity over any five-year period. The Company approached its EPS growth and ROE objectives for 1993, achieving an 8 percent EPS growth and 13 percent ROE for the periods ending with 1993. Despite the shortfall during the recent recession and weak paper markets, the Company continues to view 10 percent EPS growth over future ten-year periods and 15 percent ROE over future five-year periods as realistic financial goals.

Total Return to Shareholders
Pentair seeks to maximize value with strategic planning for long-term performance. The Company believes shareholder value is best measured by dividend returns and equity value growth, which are enhanced when EPS growth and ROE goals are achieved.

                                   89       90       91       92*      93
Return On Equity (%)               14       11       13       13       14
Five-year Average - 13%

                                   83       84       85       86       87       88       89       90       91
92*      93
Earnings Per Share - Diluted ($)   1.00     1.50     1.35     1.03     1.30     2.23     1.90     1.62     2.01
2.03     2.20

                                   89       90       91       92       93
Common Dividends ($ per share)     .53      .59      .61      .65      .68

* Before cumulative effects of accounting changes

PENTAIR INC. AND SUBSIDIARIES
ManagementUs Discussion and Analysis

SELECTED FINANCIAL DATA
($ millions except per share data)
                                                93          92           91          90           89
Net sales                                       $1,328.2    $1,238.7     $1,169.1    $1,175.9     $1,163.6
Income before cumulative effects                $   46.6    $   42.8     $   41.1    $   33.0     $   36.4
Cumulative effects of accounting changes               _       (41.6)           _           _            _
Net income                                          46.6         1.2         41.1        33.0         36.4

Earnings per common share
  Primary
     Income before cumulative effects
       of accounting changes                    $    2.26   $    2.15    $    2.20   $    1.69    $    1.99
     Cumulative effects of accounting changes           _       (2.61)        _           _            _
     Net income (loss)                               2.26       (0.46)        2.20        1.69         1.99
  Diluted
     Income before cumulative effects
       of accounting changes                    $    2.20   $    2.03    $    2.01   $    1.62    $    1.90

Total assets                                    $  958.8    $  869.4     $  790.6    $  768.9     $  781.4
Long-term debt                                     238.9       211.5        198.4       224.7        251.1

Cash dividends per common share                 $     .68   $     .65    $     .61   $     .59    $     .53

All per share data has been adjusted for the 50% stock dividend in June 1993.

RESULTS OF OPERATIONS
CONSOLIDATED

General
The diversified mix of Pentair businesses was developed through long-range strategies of acquisitions, internal development and capital investing. The sales and earnings capacity are balanced between three segments discussed below.

Acquisition
In December 1993, the Company announced an agreement to purchase Schroff GmbH of Germany and its subsidiaries (RSchroffS). See Note 2 of Notes to Consolidated Financial Statements. The acquisition has not been reflected in these financial statements and no proforma data is available. The acquisition will be effective January 1, 1994 and will be reflected in the CompanyUs 1994 financial statements.

1993 versus 1992
Segment sales and operating income trends are discussed on the following pages. Consolidated net sales increased to $1,328.2 million in 1993. Most of the $89.5 million or 7.2% sales increase came in the General Industrial Equipment Segment resulting from general improvement in market demand and full-year benefit of acquired new product lines; and Specialty Products Segment resulting from expansion into new markets.
   Operating income as a percent of net sales of wholly owned businesses was 7.5% in 1993 and 1992. Two subsidiaries increased margins substantially with a combination of improved market conditions and greater operating efficiency. These improvements were offset by economy related volume and cost problems in Germany, some weakness in paper grades that had been more resilient in 1992 and the impact of a stronger dollar on various businesses.
   Joint venture income decreased $3.6 million because of the substantial excess worldwide supply of supercalendered paper (SCA) and light-weight coated (LWC) grades, which resulted in lower prices and which motivated SCA users to upgrade to LWC for nominal additional costs.

   Interest expense decreased slightly. The prior year included an additional provision for interest on tax settlements. Average borrowings increased to finance investments in joint ventures and working capital related to increased sales. Lower floating interest rates helped; however, much of the floating rate debt was fixed at higher rates with intermediate-term private placements. Interest expense will rise in 1994 as average borrowings increase to fund joint venture, working capital and property investments.
   The effective income tax rate decreased from 41.1% to 39.8%. The U.S. statutory rate increased 1% and the foreign tax component increased because certain foreign operating losses were not fully deductible. Both years benefitted from tax refunds on repatriated earnings. These increases were offset by the impact of the statutory rate change on net deferred tax assets and favorable settlements of prior-year tax examinations. In 1994, the effective rate should be slightly higher (41%) because the two favorable items in 1993 are not expected to recur and additional tax law changes are effective January 1, 1994. In addition, the effective tax rate may change due to the foreign operations of Schroff.

1992 versus 1991
Net sales increased to $1,238.7 million in 1992. Each segment contributed to the $69.6 million or 6% increase. Operating income as a percent of net sales of wholly owned businesses was 7.5% in 1992 and 1991. Continued success in product development, distribution channel expansion and cost reductions resulted in margin improvements for some businesses and stable margins for other businesses. These were offset by the adoption of FAS 106 and 109 and a 5% reduction in margins for the publication paper business because of lower selling prices.
   Interest expense increased even though average borrowings decreased. The overall effective rate is greater because very little of the 1992 debt was at the lower floating rates and an additional provision was made for interest due on tax settlements. The effective tax rate decreased to 41.1% from 44.5% because of a 1992 tax refund applicable to repatriated foreign income and a 2% additional prior-year provision in 1991.

Accounting changes
The Company adopted FAS 106, REmployersU Accounting for Postretirement Benefits Other Than Pensions,S and FAS 109, RAccounting for Income Taxes,S effective January 1, 1992. (See Note 3 of Notes to Consolidated Financial Statements.)

Inflation
The rate of inflation remains at reasonable levels in the United States and most of the foreign economies that affect Pentair results.

SEGMENT DISCUSSION
Corporate expense allocation
The 1992 Operating Income and Percent of Sales data has been restated to be consistent with the 1993 and 1991 presentation.

SPECIALTY PRODUCTS
($ millions)              93       92       91
Net Sales                 $411.6   $377.5   $344.6
Operating Income            42.0     40.2     33.6
Percent of Sales            10.2%    10.6%     9.8%

Businesses in this group manufacture products designed and marketed for commercial, residential and municipal construction and a variety of professional craftsman and do-it-yourself woodworking applications. The products include woodworking machinery (Delta), portable power tools (Porter-Cable), residential water systems, sump pumps, environmental pumps and grinders, and industrial pumps (Myers).

1993 versus 1992
Specialty Products sales increased $34.1 million, or 9.0%. Each business increased sales by $10 million or more, reflecting the benefits of pursuing new distribution channels and markets and excellent customer service.
   Operating income percent declined to 10.2% from 10.6% because 1992 included a gain from sale of operating assets. In addition, the Canadian operations of two subsidiaries felt the impact of the weak Canadian economy and unfavorable currency exchange in 1993.

1992 versus 1991
Specialty ProductsU sales increased $32.9 million, or 9.5%. Each business achieved solid sales growth built on new products, expanded distribution and new market penetration. Housing and construction trends were not a significant factor during 1992.
   Operating income, as a percent of net sales, increased to 10.6% from 9.8%. Excluding gains from sales of operating assets, margins increased more than 1% in 1992. Improvement resulted from realizing good increases in sales and gross margins while controlling or reducing operating costs. The strategic sale of the Brazilian operation that had sizable operating losses in prior years also contributed to the improvement.

Outlook
Sales and operating income should increase in 1994. The general economy is improving and housing and construction trends are positive. The group will aggressively advertise to build brand name awareness and will continue its focus on broader distribution and market expansion, developing new and differentiated products while maintaining excellent customer service.

GENERAL INDUSTRIAL EQUIPMENT
($ millions)            93       92       91
Net Sales               $535.0   $486.5   $458.3
Operating Income          42.2     38.6     35.9
Percent of Sales           7.9%     7.9%     7.8%

Businesses in this group manufacture products designed to facilitate industrial and commercial expansion and efficiencies. The products include electrical enclosures (Hoffman), lubrication systems and material dispensing equipment (Lincoln Industrial), automotive service equipment (Lincoln Automotive) and sporting and law enforcement ammunition (Federal).

1993 versus 1992
General Industrial sales increased $48.5 million, or 10.0%. Electrical enclosure volume increased substantially from lower recession levels. The automotive service equipment sales increased more than 33%, primarily due to the full-year benefit of mid-1992 acquisition of new product lines. Ammunition sales increased slightly. Increased sales of lubrication and material dispensing equipment were offset by a substantial decline (22.6%) of sales in Germany, which is in the midst of its worst recession in many decades.

   Operating income as a percent of net sales has stayed at 7.9%. The electrical enclosure margins increased substantially as a result of higher volumes and the resolution of the 1992 mid-year shipping problem. Automotive service equipment margins continued to increase as acquisition-related inefficiencies were overcome and the benefit of expanded production volume was realized. The sporting ammunition business benefitted from lower raw material costs and improved operating efficiencies. On the negative side is the margin impact of the substantial sales decline in Germany and the related downsizing charges incurred late in 1993.

1992 versus 1991
General Industrial sales increased $28.2 million, or 6.2%. Ammunition sales increased as a result of somewhat stronger demand, aggressive promotional programs and backlog carryover from 1991. Automotive service equipment sales increases include improvements in the existing business and a mid-year acquisition of new product lines. Sales of electrical enclosures and lubrication and material dispensing equipment were up only slightly as these markets did not rebound appreciably from recession lows.
   Operating income as a percent of net sales was 7.9% compared to 7.8% in 1991. Ammunition manufacturing operations were improved and benefitted from greater demand and low commodity raw material prices. Despite mid-year shipping problems, the electrical enclosure business increased margins through production efficiencies. The lubricating and material dispensing business controlled costs during this period of sluggish demand. Automotive service equipment margins improved because of increased sales coupled with production efficiencies. The new automotive product lines contributed very little to operating income during the transition in 1992.

Outlook
General Industrial sales and operating income should increase again in 1994. The United States economy is strengthening. Some of the expected U.S. operating income will be invested in the start-up of HoffmanUs Mexican facility to maintain its market position in certain product lines of the enclosure business. Although there are expectations that the European economy will improve later in the year, the current German operations will need to control costs consistent with weak economic conditions.

PAPER PRODUCTS (Excluding LSPI)
($ millions)                   93       92       91
Net Sales                      $381.6   $374.7   $366.2
Operating Income                 32.9     31.4     35.5
Percent of Sales                  8.6%     8.4%     9.7%
</table
>
Businesses in this group manufacture products sold to the publishing and printing markets. These products primarily include coated publication paper and premium printing (specialty) papers.

1993 versus 1992
Paper sales increased $6.9 million or 1.8%. Coated publication paper volume decreased 4.1%, while average coated publication paper prices increased 7.0%.
Specialty paper volume increased 1.5% while average specialty paper prices showed a slight decline of .3%.
   Operating income as a percent of sales increased slightly to 8.6% from 8.4%. Publication paper margins improved substantially as selling prices increased and operating costs were reduced. Specialty paper margins were squeezed by the higher cost of fiber and other raw materials needed to produce higher-priced paper.

1992 versus 1991
Paper sales increased $8.5 million, or 2.3%. Both businesses increased shipments about 8% by improving production efficiencies and not taking downtime in lieu of producing lower-margin paper. However, as a result of excess industry capacity, lightweight coated publication paper prices declined 11%. Market pressure on premium printing grades was not as severe and mix improvements resulted in only a small decline in premium paper average prices.
   Operating income as a percent of sales decreased to 8.4% from 9.7%.
Specialty paper margins were stable. The publication paper selling price decrease was partially offset by lower kraft pulp costs and improved operating efficiencies.

Outlook
Paper prices are expected to continue to be low during the seasonally weak first quarter. Some improvement may come as demand increases later in the year, especially in specialty papers.

LSPI JOINT VENTURE
The CompanyUs two joint ventures are: Lake Superior Paper Industries (LSPI), which sells supercalendered (SCA) paper and, in 1993, LSPI Fiber Co., its source of recycled pulp. The CompanyUs equity in joint venture income (loss) was ($1.9) million, $1.7 million and $7.5 million in 1993, 1992 and 1991, respectively.

1993 versus 1992
The recession in Europe affected domestic paper markets. Late 1992 devaluations helped Scandinavian paper makers increase exports to the already oversupplied U.S. market. LSPI selling prices declined 9.9% while shipments increased 5.1%. The substantial price decline could not be fully offset by material cost reductions or operating efficiencies, and resulted in an operating loss.

1992 versus 1991
The SCA market was significantly depressed because industry capacity additions far exceeded demand growth in the publication and printing paper markets. LSPI selling prices declined 6.6% and shipments dropped 4%, due partially to internal paper trials (testing new types of paper) and operating difficulties. The revenue shortfall was partially offset by reduced kraft pulp and operating costs.

Outlook
SCA paper prices will continue to be under pressure until the European economy improves and the world supply/demand position is in better balance.
Because of efficiencies and small price improvement, profitability is expected to improve slightly.

FINANCIAL CONDITION

Cash Flow
The following is a summary of the Consolidated Statement of Cash Flows shown on page 28.

($ millions)                        93          92          91
Cash from Operating Activities      $ 90.9      $ 85.8      $ 81.7
Cash from Investing Activities      (100.5)      (89.7)      (43.4)
Cash from Financing Activities        11.5         6.2       (41.0)
Net Change in Cash                  $  1.9      $  2.3      $ (2.7)

Operating
The major components of cash from operating activities are:

($ millions)                         93          92          91
Net income                           $ 46.6      $  1.2      $ 41.1
Cumulative Effect
 of Accounting Changes                  _          41.6         _
Depreciation and
 amortization                          50.1        47.9        47.2
Undistributed joint
 venture (earnings) loss                1.9        (1.7)       (7.5)
Working capital                       (17.9)       (7.4)        3.1
Other                                  10.2         4.2        (2.2)
   Cash from
    Operating Activities              $90.9       $85.8       $81.7

Investing
Pentair invests capital to maintain existing businesses, introduce new products and develop new businesses.
   Capital outlays are expected to be about $80 million in 1994. Future projects include reconfiguration and expansion of industrial facilities; paper production equipment, converting and finishing equipment; and new product development. Many capacity and productivity projects include some provision to maintain the quality of the environment. The Company projects on an ongoing basis that it spends up to 5% of its current capital annually to maintain substantial compliance with environmental standards.
   Year-end advances have been made to LSPI to fund first-half rent payments. Although these are partially paid-off during the year, the balance increased in 1993 and is expected to increase in 1994. This results from the fact that LSPIUs cash rent payments are highest on the front end (through 1998) of its $382 million leveraged equipment lease.
   In mid-1992, the Company formed a captive insurance company to facilitate efficient insurance coverage for subsidiary companies. The insurance company invests premium cash flow in marketable securities _ equities and long-term debt instruments. These investments are expected to increase over the next several years.
   In June 1992, the Company completed an acquisition of new automotive lifting, battery service and welding product lines for approximately $9.4 million.
Financing
The CompanyUs revolving credit agreements as revised as of February 11, 1994, extended the maturity one year, increased the total to $285 million with seven banks and separated $65 million into a Euro-currency facility to provide local currency borrowings for the Schroff acquisition.
   Private placement intermediate-term debt totaling $100 million was funded in June 1993. Proceeds were used to reduce bank debt.
   The Company prepared for the recently announced acquisition by reducing debt obligations. Since the last acquisition in 1988, the ratio of long-term debt to total capital decreased more than 10 percentage points, excluding the cumulative effects of accounting changes

                               89       90       91       92       93
Capital Spending ($millions)   83.4     61.3     49.4     67.2     73.4

                                                 89       90       91       92*      93
Long-term Debt as Percent of Total Capital (%)  45       42       36       39       39

  36% pre-FAS 106 & 109

recorded in 1992. Also, since 1990, operating lease obligations have been reduced $24 million to $124 million. The reduction is a combination of normal maturities, termination of some railcar leases and the refinancing of a 1982 lease at substantially reduced rates.
   In exchange for a note, preferred stock was issued to an Employee Stock Ownership Plan Trust in 1990. Net equity did not increase at the time of issuance; however, equity increases as the note is reduced and stock is allocated to participants in lieu of cash compensation over the next 4-5 years. (See Note 9 of Notes to Consolidated Financial Statements).
   In January 1994, the Company raised its quarterly dividend to 18 cents per share, or an annual rate of $.72 per share. This is a 5.9% increase over 1993. Pentair has increased its dividend payment each year since 1976. Since the first cash dividend in 1976, dividends have increased at an average annualized growth rate of 16.0%.

CAPITAL RESOURCES/LIQUIDITY
Cash from operating activities should be sustained at prior levels and should cover dividends and capital expenditures. Working capital may increase but generally is projected to be controlled relative to sales levels and should not require significant additional funds.
   The Schroff acquisition will require borrowings of $160 million, including assumed Schroff debt.
   Based upon current operating plans, the $220 million of credit available under revolving credit facilities is considered adequate to cover seasonal working capital, long-term capital expenditures, cash investments in LSPI, captive insurance company investments, and the Schroff acquisition requirements.
   To be prepared to take advantage of major business opportunities and respond to attractive acquisition possibilities, Pentair strives to maintain its strong financial position and is ready to utilize all available sources of financing, including revolving debt, and private placements; to a lesser extent, operating leases and, if justified, joint ventures and common or preferred equity.

INSURANCE SUBSIDIARY
The CompanyUs captive insurance subsidiary provides a cost-effective means of obtaining insurance coverage for general and product liability, workers compensation and auto liability. The insurance subsidiary insures directly and reinsures an admitted carrier. Loss reserves are established based on actuarial projections of ultimate loss.

RECENT ACCOUNTING STANDARDS
In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, REmployersU Accounting for Postemployment Benefits.S The Company believes that this statement, when adopted in 1994, will not have a material effect on its financial position or results of operations.
   In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, RAccounting for Certain Investments in Debt and Equity Securities.S The Company believes that this statement, when adopted in 1994, will not have a material effect on its financial position or results of operations.

OUTLOOK
Pentair strategies include continued development of current businesses; growth of those businesses with synergistic acquisitions; and additional growth in the form of periodic major industrial acquisitions.
   The industrial businesses expect to increase sales and earnings in 1994. The paper businesses are attempting to minimize the impact of weak paper markets and are expected to have some improvement in earnings in 1994 and greater profitability in 1995.

Report of Management and Report of Independent Auditors
The Shareholders of Pentair, Inc.:

The financial statements of Pentair, Inc. were prepared by Company management in accordance with generally accepted accounting principles. The other financial information in this Report is consistent with the financial statements. Pentair maintains a system of internal controls with policies and procedures to provide reasonable assurance that transactions are appropriately recorded and reported, assets are protected, and established policies are followed.
   The Audit Committee of the Board of Directors, comprised of outside directors, meets periodically with the independent auditors and management to monitor activities and to ensure that they are properly discharging their responsibilities. The independent auditors have free access to the Audit Committee, without management present, to discuss the results of their audit, the adequacy of internal accounting controls, and the quality of financial reports.

Winslow H. Buxton
Chairman, President
and Chief Executive Officer

The Shareholders and Board of Directors of Pentair, Inc.:

We have audited the accompanying consolidated balance sheets of Pentair, Inc. and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the CompanyUs management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pentair, Inc. and its subsidiaries at December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.
   As discussed in Note 3 to the consolidated financial statements, effective January 1, 1992, the Company changed its methods of accounting for postretirement benefits other than pensions and for income taxes.

Saint Paul, Minnesota
February 11, 1994
pentair. inc. and subsidiaries
Consolidated Statement of Income

Years E

(In thousands, except per share amounts)             93               92               91
Net sales                                            $1,328,180       $1,238,724       $1,169,082
Operating costs
          Cost of goods sold                          1,004,471          937,232          886,686
          Selling, general and administrative           223,596          209,135          194,825
          Total operating costs                       1,228,067        1,146,367        1,081,511
                                                        100,113           92,357           87,571
Equity in joint venture income (loss)                    (1,920)           1,682            7,498
Operating income                                         98,193           94,039           95,069
Interest (expense)                                      (22,640)         (22,771)         (22,028)
Interest income                                           1,847            1,432            1,059
Income before income taxes and cumulative
   effects of accounting changes                         77,400           72,700           74,100
Provision for income taxes                               30,800           29,900           33,000
Income before cumulative effects
   of accounting changes                                 46,600           42,800           41,100
Cumulative effects of accounting changes                      _          (41,625)               _
Net income                                               46,600            1,175           41,100
Preferred dividend requirements - net of taxes in 1991    6,114            8,545            6,358
Earnings (loss) applicable to common stock            $  40,486        $  (7,370)       $  34,742
Earnings (loss) per common and common
   equivalent share
       Primary
          Earnings before cumulative effects
              of accounting changes                   $       2.26     $        2.15    $       2.20
          Cumulative effects of accounting changes            _                (2.61)           _
          Net income (loss)                           $       2.26     $        (.46)   $       2.20
       Diluted
          Earnings before cumulative effects
              of accounting changes                   $       2.20     $        2.03    $       2.01
Common and common equivalent shares
   (weighted average)
          Primary                                        17,891            15,936          15,778
          Diluted                                        20,955            20,817          20,767

See Notes to Consolidated Financial Statements.

pentair. inc. and subsidiaries
Consolidated Balance Sheet

December 31

(In thousands)                                           93               92
Assets
Current assets
           Cash and cash equivalents                     $  10,327        $   8,392
           Accounts receivable - trade (net)               200,425          184,086
           Inventories
               Finished goods                              122,712          109,678
               Work in process                              35,315           34,225
               Raw materials                                35,108           34,043
               Supplies                                      5,691            4,940
                   Total inventory                         198,826          182,886
           Deferred income taxes                            21,575           17,054
           Other current assets                              7,627            6,197
                   Total current assets                    438,780          398,615

Property, plant and equipment
           Land and land improvements                       14,857           13,348
           Buildings                                        74,074           64,122
           Machinery and equipment                         506,566          440,442
           Construction in progress                         26,120           33,985
                   Total                                   621,617          551,897
           Less accumulated depreciation                   305,751          262,084
                   Property, plant and equipment           315,866          289,813

Marketable securities - insurance subsidiary                18,594            8,057
Investment in joint ventures                                72,867           58,265
Goodwill - net                                              88,970           91,512
Other assets                                                23,724           23,180
                   Total assets                          $ 958,801        $ 869,442


See Notes to Consolidated Financial Statements.

                                                                                 December 31
                                                                             93               92
Liabilities
Current liabilities
           Accounts payable                                                  $  93,820        $  88,410
           Compensation and other benefits accruals                             42,737           35,070
           Income taxes                                                          8,787            9,944
           Accrued product claims and warranties                                22,256           19,433
           Accrued expenses and other liabilities                               50,075           46,649
           Current maturities of long-term debt                                    803            9,958
                   Total current liabilities                                   218,478          209,464
Long-term debt                                                                 238,856          211,519
Other liabilities                                                               18,911           19,143
Deferred income taxes                                                            7,518            5,188
Pensions and other retirement compensation                                      29,687           21,719
Postretirement medical and other benefits                                       60,637           59,429
Reserves - insurance subsidiary                                                 13,865            5,586
Commitments and Contingencies (Note 8)
ShareholdersU equity
           Preferred stock - at liquidation value
              Authorized:     2,800,000 shares in 1993 and 5,000,000 in 1992
              Outstanding:   1,976,443 shares in 1993 and 3,992,698 in 1992     69,380          120,137
           Unearned ESOP compensation                                          (35,453)         (42,755)
           Common stock - par value, $.16 2/3
              Authorized:    72,200,000 shares in 1993 and 70,000,000 in 1992
              Outstanding: 18,134,638 shares in 1993 and 10,548,412 in 1992      3,022            1,758
           Additional paid-in capital                                          163,460          112,125
           Foreign currency translation adjustment                                (287)             422
           Excess pension obligation - net                                      (6,760)          (1,905)
           Retained earnings                                                   177,487          147,612
                  Total shareholdersU equity                                   370,849          337,394
                  Total liabilities and shareholdersU equity                 $ 958,801        $ 869,442

pentair. inc. and subsidiaries
Consolidated Statement of Cash Flows

                                                                              Years Ended December 31

(In thousands)                                                               93               92               91
Cash provided by (used for)
Operating activities
            Net income                                                       $  46,600        $   1,175        $
41,100
            Adjustments to reconcile to cash flow
                 Cumulative effects of accounting changes                            _           41,625
_
                 Depreciation                                                   47,657           45,454
44,715
                 Amortization                                                    2,469            2,447
2,435
                 Deferred income taxes                                           3,357             (614)
(1,377)
                 Undistributed loss (earnings) from joint venture                1,920           (1,682)
(7,498)
            (Increase) decrease in
                  Accounts receivable                                          (16,339)         (15,454)
(3,225)
                 Inventories                                                   (15,940)         (10,393)
(3,699)
                 Other assets                                                   (4,673)          (3,116)
(7,416)
            Increase (decrease) in
                 Accounts payable                                                5,410           21,201
7,030
                 Income taxes                                                   (1,157)            (831)
5,981
                 Pensions and other retirement compensation                      7,968              105
700
                 Reserves - insurance subsidiary                                 8,279            5,586
0
                 Other liabilities                                               5,331              262
2,992
Net cash provided by operating activities                                       90,882           85,765
81,738
Investing activities
           Capital expenditures                                                (73,421)         (67,235)
(49,420)
           Cash investment in joint venture - net                              (16,522)          (9,000)
(5,000)
           Purchase of operating assets                                              _           (9,419)
_
           Sale of operating assets                                                  _            4,000
11,000
           Purchase of marketable securities                                   (13,513)          (8,076)
_
           Proceeds from sale of marketable securities                           2,976               19
_
Net cash (used for) investing activities                                      (100,480)         (89,711)
(43,420)
Financing activities
           Borrowings                                                          128,853           21,524
63,059
           Debt payments                                                      (109,741)          (4,369)
(94,022)
           Unearned ESOP compensation decrease                                   7,302            4,047
6,280
           Employee stock plans and other                                        3,164            3,872
1,870
           Dividends paid                                                      (18,045)         (18,863)
(18,190)
Net cash provided by (used for) financing activities                            11,533            6,211
(41,003)
Increase (decrease) in cash and cash equivalents                                 1,935            2,265
(2,685)
Cash and cash equivalents - beginning of period                                  8,392            6,127
8,812
Cash and cash equivalents - end of period                                    $  10,327        $   8,392        $
6,127

See Notes to Consolidated Financial Statements.

pentair. inc. and subsidiaries
Notes To Consolidated Financial Statements

Summary of Significant Accounting Policies
Principles of consolidation
The consolidated financial statements include Pentair, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The equity method of accounting is used for the joint ventures (See Note 15).

Cash equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Property, plant and equipment
Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method. Estimated useful lives are: land improvements
- - 5 years; buildings - 6 to 33 years; and, machinery and equipment - 3 to 16 years.

Insurance subsidiary
The CompanyUs wholly owned insurance subsidiary, established in June 1992, insures general and product liability, workers compensation, and auto liability risks. The insurance subsidiary invests in marketable securities including equity securities carried at market and debt securities carried at amortized cost, which approximates market. These investments are treated as operating assets of the insurance subsidiary and the related earnings ($775,000 and $163,000 in 1993 and 1992, respectively) are recorded as a reduction of the insurance component of cost of sales. Reserve requirements ($17,332,000 in 1993 and $6,982,000 in 1992) are established based on actuarial projections of ultimate loss.
   In addition, the CompanyUs subsidiaries have accruals for claims incurred prior to formation of the insurance subsidiary.
   In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.115, RAccounting for Certain Investments in Debt and Equity Securities.S The Company believes that this statement, when adopted in 1994, will not have a material effect on its financial position or results of operations.

Goodwill
The excess purchase price paid over net assets of businesses acquired (i.e., goodwill) is amortized over 40 years on the straight-line method. Accumulated amortization was $12,712,000 and $10,170,000 at December 31, 1993 and 1992,
respectively.

Interest rate SWAP agreements
The Company enters into interest rate swap agreements to effectively convert a portion of its floating-rate borrowings into fixed-rate obligations. The interest rate differential to be received or paid is recognized over the lives of the agreements as an adjustment to interest expense.

Foreign currency translation
Translation gains or losses resulting from translating foreign currency financial statements are reported as a separate component of shareholdersU equity. Foreign currency transaction gains and losses are included in earnings as incurred.

Revenue recognition
Revenue from sales is recognized at the time the product is shipped.

Product warranty costs
Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.

Research and development
Research and development expenditures ($9,322,000, $9,374,000 and $9,417,000 in 1993, 1992 and 1991, respectively), are expensed as incurred. Development activities generally relate to improving or creating variations of existing products, modifying existing products to meet new applications, or accommodating new raw material and production efficiencies.

Earnings per common share
Earnings per common share are based on the weighted average number of common and common equivalent shares outstanding during each period. In 1991, the tax benefits of $2,246,000 attributable to all preferred dividends paid to Employee Stock Ownership Plans (ESOPs) were credited directly to retained earnings. However, for primary earnings per share calculations, such dividends were considered earnings applicable to common stock. Beginning in 1992, the tax benefits applicable to pentair. inc. and subsidiaries preferred dividends paid to ESOPs are: for allocated shares credited to income tax expense; and for unallocated shares, credited to retained earnings and are not considered earnings applicable to common stock.

Notes To Consolidated Financial Statements

   Fully diluted computations assume full conversion of each series of preferred stock into common stock, the elimination of preferred dividend requirements, and the recognition of the tax benefit on deductible ESOP dividends applicable to allocated shares payable based on the converted common dividend rate. Conversion was assumed during the portion of each period that the securities were outstanding. No fully dilutive data is shown for the cumulative effects of accounting changes and 1992 net income because conversion of preferred shares would be anti-dilutive.
   On April 21, 1993 the board of directors approved a three-for-two stock split in the form of a 50% stock dividend. The dividend was payable June 11, 1993 to shareholders of record at the close of business on May 14, 1993. All references in the financial statements to average number of shares outstanding and related prices, per share amounts, and the stock plan data have been restated to reflect this split.

Interest capitalization
The following interest costs applicable to capital projects have been excluded from interest expense: 1993, $735,000; 1992, $788,000; and 1991,
$661,000.

Pending Acquisition
On December 22, 1993, Pentair entered into an agreement to acquire the net assets and business of the Schroff Group (Schroff) of Germany for approximately $150,000,000. Bank borrowings are expected to be used to finance the purchase. Closing is anticipated to occur by March 1994; however the structure of the agreement provides for an effective date of January 1, 1994.
   Schroff designs, manufactures and markets cabinets, cases, subracks and accessories for the electronics industry. SchroffUs estimated 1993 sales were approximately $160,000,000.

Cumulative Effects of Accounting Changes
Effective January 1, 1992, Pentair adopted Financial Accounting Standard
(FAS) No. 106, REmployersU Accounting for Postretirement Benefits Other Than PensionsS and Financial Accounting Standard (FAS) No. 109, RAccounting for Income Taxes.S See Notes 14 and 12, respectively. The combined effect of these accounting changes was to decrease 1992 net income by $42,237,000 ($41,625,000 cumulative effect and $612,000 operations) or $2.78 per share. As to FAS 106, the cumulative effect recorded as of January 1, 1992 was $36,891,000 or $2.32 per primary share. This represents the January 1, 1992 projected benefit obligation for prior service cost ($59,504,000) less taxes (a $22,613,000 reduction in net deferred taxes). As to FAS 109, the cumulative effect recorded as of January 1, 1992 was to decrease net income by $4,734,000, or $.29 per primary share.

Current Assets
Accounts receivable are stated net of allowances for doubtful accounts of $6,197,000 in 1993 and $5,541,000 in 1992. Inventories are stated at the lower of cost (first-in, first-out - FIFO and moving average for the Paper segment and last-in, first-out - LIFO for the Specialty and General Industrial segments) or market. If all LIFO inventories were valued at FIFO, aggregate inventory would have been $204,108,000 and $185,476,000 at December 31, 1993 and 1992, respectively.

5

Cash Flow Information
Payments for interest and income taxes were:

(In thousands)          93             92                91
Interest (net of        $  20,907      $  18,926         $  28,800
capitalized interest)
Income taxes               31,016         32,700            33,520

Borrowings
The long-term debt is summarized as follows:

(In thousands)                       93           92
Revolving credit loans               $  65,000    $ 138,000
Private placement debt - avg. 7.64%    160,000       60,000
Other - avg. 7.6%, due to 1995          14,659       23,477
    Total                              239,659      221,477
    Current maturities                     803        9,958
    Total long-term debt             $ 238,856    $ 211,519

Revolving credit agreements, as revised as of February 11, 1994, are with seven banks providing credit facilities aggregating $285,000,000, including $65,000,000 available in Euro-currencies. The agreements provide for interest at a Rcost of fundsS rate and repayment of loans in 16 quarterly installments beginning April 1, 1997. The Company uses a bid loan program. The December 31, 1993 rate was 3.55%; and average rates were 3.7% in 1993 and 4.3% in 1992.
   The private placement debt of $160,000,000 includes the following:
(In thousands)

      Maturity    Amount      Rate     Maturity      Amount    Rate
      1996        $45,000     8.68%    2000          $20,500   7.30%
      1997         15,000     6.29     2001           15,000   7.42
      1998         15,000     8.69     2003           15,000   6.82
      1999         34,500     7.06

Interest rate SWAP agreements of $100,000,000, with an effective annual interest rate of 9.4%, mature in 1995-1996. There is limited credit risk since payments are currently being made to counterparties which are banks with acceptable financial positions.
   Total long-term debt maturities are $803,000, $12,867,000, $45,012,000,
$27,201,000 and $31,266,000 for the years 1994 to 1998, respectively.
   Debt agreements contain various restrictive covenants, including a limitation on the payment of dividends and certain other restricted payments. Under the most restrictive covenants, $68,000,000 of the December 31, 1993 retained earnings were unrestricted for such purposes.
   Long-term debt, including current maturities, has a carrying value of $239,659,000 and a fair value of $260,145,000. The estimated fair value represents the present value of debt service at rates currently available to the Company for issuance of debt with similar terms plus the net liability of $11,260,000 applicable to interest rate SWAP agreements valued based on market prices quoted by dealers. Except for the above, all financial instruments are carried at amounts that approximate estimated fair value.

Lease Commitments
At December 31, 1993, major operating lease commitments include: paper production equipment (expire in 1996, 1999 and 2006) and a power plant (expires in 2007). Future minimum rental payments under all operating leases are:
(In thousands)

Year
1994        $ 18,236
1995          16,173
1996          11,926
1997          11,026
1998           9,653
Thereafter    56,708
Total       $123,722

Rent expense related to operating leases amounted to $20,542,000, $19,638,000 and $19,100,000 in 1993, 1992 and 1991, respectively.


Commitments and Contingencies
The Company and its subsidiaries are involved in various legal proceedings and claims. Such actions include claims by state and federal agencies asserting liability for past disposal of hazardous waste, generally in conjunction with numerous other codefendants or potential codefendants. The CompanyUs management reviews each individual site, taking into consideration the number of parties involved at the site, joint and several liability of other potentially responsible parties (PRPs), the level of contribution that may be attributed to the Company relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, potential insurance coverage, the estimated legal and consulting expense with respect to each site, and the time period over which any costs would likely be incurred. Reserves are established, where required, based on this evaluation. Management believes, on advice of internal legal counsel based on facts presently known, it is remote that the outcome of such legal proceedings and claims will have a material adverse effect on the CompanyUs financial position or future results of operations.

pentair. inc. and subsidiaries
Notes To Consolidated Financial Statements

Employee Stock Ownership Plan (ESOP)
The Company has an Employee Stock Ownership Plan (ESOP) covering non-bargaining and some bargaining U.S. employees. The employees receive Series 1990 Preferred Stock in lieu of cash 401(k) matching contributions and other cash compensation.
   To finance the plan, the ESOP borrowed $56,500,000 from the Company and exchanged it for 1,867,768 shares of Callable Cumulative Voting Convertible Preferred Stock, Series 1990 at $30.25 per share. The unpaid balance of the twenty-year, 8.75% loan is included in the CompanyUs balance sheet as unearned ESOP compensation.
   Gross compensation expense (i.e. the value of shares allocated to participant accounts) was $6,512,000, $4,745,000, and $4,719,000 in 1993,
1992 and 1991, respectively. The stock held by the ESOP is released for allocation to the participantsU accounts as principal and interest is paid from dividends on unallocated shares ($3,418,000, $3,848,000, and $4,247,000 in 1993, 1992 and 1991, respectively) and Company contributions. Through December 31, 1993, the loan has been reduced $28,882,000; of this, $21,097,000 (697,425 shares) has been allocated to participants accounts as compensation and dividends; and the difference is included in unearned compensation.
   A separate frozen ESOP holds the Series 1988 Preferred Stock.

Omnibus Stock Incentive Plan
In April 1990, shareholders approved the 1990 Omnibus Stock Incentive Plan (the Plan) which authorizes the issuance of up to 1,634,176 shares of the CompanyUs common stock. The Plan extends to January 11, 2000. At December 31, 1993, there were 681,878 shares available for grant under the Plan. Pre-1990 grants made under predecessor plans will be governed under the provisions of those plans.
   The Plan allows for the granting of nonqualified stock options, incentive stock options, restricted stock and incentive compensation units (ICUs). Although none have been issued, the Plan also allows for granting of stock appreciation rights, performance shares and performance units.

Restricted Shares and ICUs
Restrictions on the restricted shares and ICUs generally expire in the third, fourth and fifth years after issuance. Beginning with 1993 grants, ICU restrictions will expire at the end of three years. The value of each ICU is based on the increase in book value of common stock during the restriction period and is payable when the restrictions lift. Compensation expense consists of (a) amortization of the market value of the stock on the date of award over the period in which the restrictions lapse, and (b) the annual increase in ICU value. Compensation expense was $2,491,000 in 1993, $2,800,000 in 1992 and $2,300,000 in 1991. The Company records incremental tax benefits resulting from the program as additional paid-in capital.

Options
Options are granted to purchase shares at not less than fair market value of shares on date of grant. Options generally expire after five years but may expire up to ten years from date of grant. Option data is as follows:

                            93            92            91
Outstanding-beginning       601,158       488,964       370,765
Granted                     196,499       224,977       228,090
Exercised                  (158,652)      (98,719)      (76,759)
Forfeited                   (11,134)      (14,064)      (33,132)
Outstanding-end             627,871       601,158       488,964

Exercisable-end of year     245,577       187,707       139,132
Option prices per share:
     -when granted          $    27.00    $    24.55-   $    16.3333
                                          $    29.4167
     -when exercised        $    13.6365- $    13.6365- $    13.6365-
                            $    29.4167  $    21.3333  $    21.3333
     -outstanding           $    16.3333- $    13.6365- $    13.6365-
                            $    29.4167  $    29.4167  $    21.8333

       11
ShareholdersU Equity

                                                                                                       Additional
                                              Preferred Stock                 Common Stock             Paid-in          Retained
(In thousands, except share amounts)      Shares            Amount        Shares        Amount         Capital          Earnings
Balance December 31, 1990                  4,016,681        $ 121,437     10,366,982    $ 1,728        $ 107,043        $ 138,681
Net income                                         _                _              _          _                _           41,100
Common dividends                                   _                _              _          _                _           (9,586)
Preferred dividends                                _                _              _          _                _           (8,604)
Employee stock plans - net                         _                _          74,317        12            1,471                _
Tax benefit of preferred dividends                 _                _               _         _                _            2,246
Conversion of Preferred
        - Series 1988                         (4,177)            (418)         11,868         2              372                _
        - Series 1990                         (5,017)            (151)          3,680         1              114                _
Balance December 31, 1991                  4,007,487          120,868      10,456,847     1,743          109,000          163,837
Net income                                         _                _               _         _                _            1,175
Common dividends                                   _                _               _         _                _          (10,318)
Preferred dividends                                _                _               _         _                _           (8,545)
Employee stock plans - net                         _                _          72,688        12            2,412                _
Tax benefit of preferred dividends                 _                _               _         _                _            1,463
Conversion of Preferred
      - Series 1988                           (4,056)            (406)         10,780         2              402                _
      - Series 1990                          (10,733)            (325)          8,097         1              311                _
Balance December 31, 1992                  3,992,698          120,137      10,548,412     1,758          112,125          147,612
Net income                                         _                _               _         _                _           46,600
Common dividends                                   _                _               _         _                _          (11,931)
Preferred dividends                                _                _               _         _                _           (6,114)
Employee stock plans - net                         _                _          86,714        15            1,934                _
Tax benefit of preferred dividends                 _                _               _         _                _            1,320
Stock Dividend                                     _                _       6,025,513     1,004           (1,048)               _
Conversion of Preferred
     - Series 1987                        (2,000,000)         (50,000)      1,450,780       242           49,706                _
     - Series 1988                            (3,820)            (382)         11,330         1              374                _
     - Series 1990                           (12,435)            (375)         11,889         2              369                _
Balance December 31, 1993                  1,976,443        $  69,380      18,134,638   $ 3,022        $ 163,460        $ 177,487

On April 21, 1993 the board of directors approved a three-for-two stock split in the form of a 50% stock dividend. The dividend was payable June 11, 1993 to shareholders of record at the close of business on May 14, 1993.
   The two classes of preferred stock (par value - $.10) are: $7.50 Callable Cumulative Convertible Preferred Stock, Series 1988; and 8% Callable Cumulative Voting Convertible Preferred Stock, Series 1990. Both issues are held by ESOPs (See Note 9). The preferred shares are convertible into common stock and are redeemable, in whole or in part, at the option of the Company on or after the dates indicated below, and at redemption prices declining to the original price per share after ten years.

                            Series	          Series
                            88                 90
Shares
    Authorized              300,000            2,500,000
    Issued and outstanding  137,522            1,838,921
Liquidation value           $   100.00         $      30.25
Conversion
    Price of common         $21.33 to $26.67   $      26.217
    Shares of common        4.6875 to 3.75             1.1538
Early redemption date       January 1991       March 1994

pentair. inc. and subsidiaries

   All outstanding shares of its $1.50 Cumulative Convertible Preferred Stock, Series 1987 were called for redemption on March 15, 1993. In lieu of redemption, substantially all of the preferred shares were converted into 1,450,780 shares of common stock.
   Upon the retirement or other termination of an ESOP participant, the shares of preferred stock (Series 1988 and 1990) in which he or she is vested are automatically converted into common shares and distributed in that form, with fractional shares paid in cash.

Provision for Income Taxes
The Company adopted FAS 109 effective January 1, 1992. Accordingly, the 1993 and 1992 deferred income taxes have been determined using an asset and liability approach whereas 1991 deferred income taxes are based on the revenues and expenses included in the Consolidated Statement of Income.
   The components of earnings before income taxes were as follows:

(In thousands)            93          92          91
Domestic                  $  79,251   $  66,840   $  70,559
Foreign                      (1,851)      5,860       3,541
                          $  77,400   $  72,700   $  74,100

   The provisions for income taxes, excluding tax benefits credited directly to shareholdersU equity (See Note 11) were as follows:

(In thousands)               93          92          91
Current
    Federal (less foreign
        tax credits)         $  23,396   $  24,239   $  27,282
     State                       4,075       4,206       4,210
     Foreign                       (28)      2,069       2,885
Current provision               27,443      30,514      34,377
Deferred - principally federal   3,357        (614)     (1,377)
Total provision              $  30,800   $  29,900   $  33,000

   A reconciliation of the statutory federal tax rate to the effective rate follows:

                                    93          92          91
Statutory federal income tax rate   35.0%       34.0%       34.0%
State and local income taxes,
  net of federal income
  tax benefit                        3.5         3.8         3.7
ESOP dividend benefit               (1.0)        (.9)        _
Incremental foreign tax rate         0.9         0.1         2.3
Goodwill                             1.3         1.3         1.3
Prior year adjustment               (1.0)        _           2.0
Other                                1.1         2.8         1.2
Effective rate                      39.8%       41.1%       44.5%

   The tax effect of the primary temporary differences giving rise to the CompanyUs deferred tax assets and liabilities are as follows:

                                                  December 31, 1993
                                              Current            Long-term
(In thousands)                                Asset(Liability)   Liability(Asset)
Accounts receivable allowances                $   4,692          $         _
Inventory allowances                             (9,124)                   _
Retiree medical liability                         1,170              (24,820)
Accelerated depreciation                              _               45,475
Warranty/product liability accruals              11,471               (2,196)
Employee benefit accruals                         8,089              (11,111)
Other                                             5,277                  170
Total deferred income taxes                   $  21,575          $     7,518

                                                  December 31, 1992
                                              Current            Long-term
(In thousands)                                Asset(Liability)   Liability(Asset)
Accounts receivable allowances                $   3,658          $         _
Inventory allowances                             (7,257)                   _
Retiree medical liability                         1,175              (22,547)
Accelerated depreciation                              _               42,567
Warranty/product liability accruals               9,851               (2,729)
Employee benefit accruals                         6,750              (10,747)
Other                                             2,877               (1,356)
Total deferred income taxes                   $  17,054          $     5,188

Retirement Plans
The Company has several non-contributory defined benefit employee pension plans covering substantially all U.S. and European employees. Employees covered under the bargaining plans are eligible to participate at the time of employment and the benefits are based on a fixed amount for each year of service. Employees covered under the non-bargaining pension plans are eligible to participate upon the attainment of age 21 and the completion of one year of service; and benefits are based upon final average salary and years of service. All employees are fully vested in the plans after 5-7 years of service. The CompanyUs funding policy is to make quarterly contributions as required by applicable regulations.
   Assumptions used to develop pension data were:

                                          93        92       91
Expense:
    Discount rate                         8.0%      8.5%     8.5%
    Long-term rate of return on assets    9.0%      9.0%     9.0%
    Rate of increase in compensation      6.0%      6.0%     6.0%
PBO discount rate year-end                7.0%      8.0%     8.5%

   The funded status and accrued pension cost at December 31 are as follows:

                                     Plans Whose            Plans Whose
                                     Assets Exceed          Accumulated Benefits
                                     Accumulated Benefits   Exceed Assets

(In thousands)                       93          92         93          92
Plan assets at
  fair value                         $182,528     $176,555  $30,965     $16,485
Accumulated
  benefit obligation (ABO):
     Vested benefits                 $147,665     $124,485  $47,303     $27,204
     Nonvested
        benefits                        2,316        3,040    3,666       2,077
Total ABO                             149,981      127,525   50,969      29,281
Provision for
  salary increases                     41,898       39,383      615           _
Projected benefit
  obligation (PBO)                   $191,879     $166,908  $51,584     $29,281
Plan assets (in excess of)
  less than PBO                      $  9,351     $ (9,647) $20,619     $12,796
Net transition
  (liability) asset                       729        1,394   (3,028)     (4,024)
Unrecognized prior
  service cost                         (3,420)      (5,247)  (2,555)     (1,377)
Unrecognized net
  gains (losses)                       (1,828)      15,856  (12,030)     (2,786)
Minimum liability
  adjustment                                _            _   16,998       8,265
Accrued pension
  liability                          $  4,832     $  2,356  $20,004      $12,874

   The components of pension cost for the U.S. plans and a European plan are as follows:

(In thousands)                       93            92          91
Service cost                         $  8,582      $  7,707    $  7,104
Interest cost on projected
  benefit obligation                   15,295        14,469      13,535
Actual return on assets               (23,150)      (13,706)    (30,895)
Net amortization and deferral           7,475        (2,106)     19,225
Net periodic pension cost            $  8,202      $  6,364    $  8,969

   At December 31, 1993, approximately 71% of the plan assets are invested in listed stocks and bonds or cash and short-term investments. The rest of the plan assets are invested primarily in fixed-rate guaranteed investment type contracts purchased from insurance companies. The CompanyUs own common stock accounted for 8% of plan assets.

Postretirement Medical and Other Benefits
The Company provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits if they meet minimum age and service requirements and are eligible for retirement benefits. FAS 106 was adopted January 1, 1992 and requires accrual of costs during the years an employee provides service. In 1991, the expense ($3,200,000) was recognized when claims were paid.
   The accrued postretirement medical and other benefits cost which are not funded were as follows at December 31:

(In thousands)                              93          92
Accumulated postretirement
  benefit obligation (APBO):
    Retirees                                $36,566     $32,665
    Fully eligible active plan participants  11,660       9,835
    Other active plan participants           12,221       9,745
Total APBO                                  $60,447     $52,245
Unrecognized prior service cost               7,454       9,074
Unrecognized net gains (losses)              (4,264)      1,102
Accrued postretirement medical
  and other benefits liability              $63,637     $62,421

PENTAIR INC. AND SUBSIDIARIES
Notes To Consolidated Financial Statements
   The components of the net periodic cost are as follows:

(In thousands)                   93          92
Service cost                     $   754     $1,013
Interest cost on projected
  benefit obligation               4,039      4,375
Amortization of plan amendment      (789)      (395)
Net periodic postretirement cost $ 4,004     $4,993

   The discount rate used in determining actuarial present value of the benefit obligations was 7.0% and 8.0% in 1993 and 1992, respectively. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11.9 percent in 1993, declining to an ultimate rate of 5.5 percent after the year 2000. If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1993 would be increased by 11.3 percent. The effect of this change on the sum of the service cost and interest cost would be an increase of 13.0 percent.
   In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, REmployersU Accounting for Postemployment Benefits.S The Company believes that this statement, when adopted in 1994, will not have a material effect on its financial position or results of operations.

Joint Ventures
The CompanyUs joint ventures include two closely related entities. Lake Superior Paper Industries (LSPI) is a 50/50 joint venture which manufacturers paper in Duluth, Minnesota. LSPI Fiber Co. is a 50/50 joint venture formed in June 1993 to own 24% of a recycled pulp mill adjacent to the LSPI facility. For federal income tax purposes, one-half of LSPI and LSPI Fiber Co. taxable income and tax credits are included in the CompanyUs consolidated tax return.
   The combined financial data is summarized as follows:

(In thousands)                      Years Ended December 31
Operations                        93          92          91
    Net sales                     $143,837    $150,251    $167,531
    Operating income (loss)           (892)      5,434      17,269
    Pretax income (loss)            (3,837)      3,363      14,997

(In thousands)                           December 31
Balance Sheet                      93                      92
    Current assets                 $  54,765               $  47,880
    Property - net                    81,855                  83,443
    Other assets                      78,191                  51,125
                                   $ 214,811               $ 182,448
    Liabilities                    $  36,594               $  31,726
    Deferred gain                     32,486                  34,195
    Joint venture investment
        Subordinated notes            61,000                  44,000
        Capital contribution          45,042                  29,000
        Undistributed earnings        39,689                  43,527
                                   $ 214,811               $ 182,448

Advances represented by subordinated notes have been made to fund prepaid rent payments made at year-end. Under a $382,000,000 LSPI leveraged-lease financing, the Company is committed to provide up to $95,000,000 additional cash to LSPI if needed to meet its lease obligation.

Quarterly Financial Data (unaudited)

(In thousands, except per share amounts)
1993                  4th          3rd          2nd          1st
Net sales             $340,562     $345,506     $320,283     $321,829
Gross profit            84,830       85,754       76,205       76,920
Operating income        28,319       27,470       21,261       21,143
Net income              14,023       13,295        9,782        9,500
Earnings per share
  Primary                     .69          .66          .46          .45
  Diluted                     .67          .63          .46          .44
1992                  4th          3rd          2nd          1st
Net sales             $320,960     $328,195     $296,735     $292,834
Gross profit            84,964       78,944       67,987       69,597
Operating income        32,438       24,223       17,818       19,560
Net income (a)          14,922       11,581        7,880        8,417
Earnings per share
  Primary (a)                 .80          .60          .36          .39
  Diluted                     .71          .55          .36          .39

All per share data has been adjusted for the three-for-two stock split in the form of a 50% stock dividend in June 1993.
(a) The first quarter 1992 net income and earnings per share data is before cumulative effects of accounting changes recorded January 1, 1992 of $41.6 million and $2.61, respectively.

Earnings per share are computed independently for each quarter presented. In 1992, the sum of the quarterly fully diluted earnings per share does not equal the total-year amount due to the differing impact of preferred stock conversion assumptions at different income levels.

17
Business Segment Information

                                     General
                       Specialty     Industrial     Paper         Joint        General
(In thousands)         Products      Equipment      Products      Ventures     Corporate      Total
Sales
 1993                  $411,570      $534,994       $381,616      $       _    $       _      $1,328,180
 1992                   377,535       486,456        374,733              _            _       1,238,724
 1991                   344,611       458,241        366,230              _            _       1,169,082
Operating Income
 1993                  $ 41,973      $ 42,181       $ 32,980      $  (1,920)   $ (17,021)     $   98,193
 1992                    40,166        38,600         31,456          1,682      (17,865)         94,039
 1991                    33,614        35,820         35,524          7,498      (17,387)         95,069
Identifiable Assets
 1993                  $205,737      $384,656       $254,042      $  72,867     $ 41,499      $  958,801
 1992                   188,393       366,231        229,362         58,265       27,191         869,442
 1991                   181,374       331,681        206,328         47,583       23,606         790,572
Depreciation and Amortization
 1993                  $  7,565      $ 18,870       $ 23,595      $       _     $     96      $   50,126
 1992                     8,136        17,489         22,134              _          142          47,901
 1991                     9,440        16,886         20,672              _          152          47,150
Capital Expenditures
 1993                  $  9,860      $ 18,158       $ 45,347      $       _     $     56      $   73,421
 1992                     6,712        20,964         39,240              _          319          67,235
 1991                     4,952        21,451         22,951              _           66          49,420

The 1992 operating income section has been restated to be consistent with the 1993 and 1991 presentation. The joint venture column includes two 50/50 joint ventures accounted for on the equity method: Lake Superior Paper Industries
(LSPI), a producer of supercalendered paper, and LSPI Fiber Co., which owns 24% of an adjacent recycled pulp mill. General Corporate expense includes administrative costs, charges that do not relate to current operations and captive insurance activities. Corporate assets include all cash and cash equivalents. There were no significant intersegment sales.

Board of Directors
(picture of eight people)
...left to right ...
George N. Butzow   (1,4), 64, is Chairman of MTS Systems Cor-poration. He
has over 30 yearsU exper-ience in purchasing, quality control, advertising, marketing and general management with MTS Systems and its predecessor company.

H. William Lurton (1,6), 64, is the retired Chairman and Chief Executive Officer of Jostens, Inc. He joined Jostens in 1955 and, after holding various sales and management positions, was appointed Chief Executive Officer in 1972 and Chairman in 1975.

B. Kristine Johnson (1,4,7), 42, is Vice President and General Manager of the Tachyarrhythmia Management Business of Medtronic, Inc. She joined the company in 1982 and, after serving in a variety of capacities, was named Vice President and General Manager in 1990.

Winslow H. Buxton (3,4,5), 54, is Chairman, President and Chief Executive Officer of Pentair, Inc. He joined the company in 1986 as President of Niagara of Wisconsin Paper Corporation. Previous experience includes operating and senior management positions at Willamette Industries, Boise Cascade and PublisherUs Paper.

D. Eugene Nugent (2,3,5), 66, was Chairman and Chief Executive Officer of Pentair, Inc. until his retirement December 31, 1992. He joined the Company in 1975. Previous experience was in engineering, marketing, finance and general management with International Telephone and Telegraph Company and U.S. Gypsum Company.

Quentin J. Hietpas (2,3), 63, is Senior Vice President of External Affairs at the University of St. Thomas. An attorney, he has 30 yearsU experience in communications management with companies such as Control Data Corporation, Pillsbury Company and International Multifoods Corporation.

Harold V. Haverty (2,5,7), 63, is President and Chief Executive Officer of Deluxe Corporation. He joined Deluxe in 1954 and, after holding various management positions, was named President in 1983, Chief Executive Officer in 1986 and Chairman of the Board in 1992.

Walter Kissling  (4,6), 62, is President and Chief Operating Officer of H.
B. Fuller Company, a manufacturer and marketer of specialty chemical products. He was Executive Vice President of H.B. Fuller from July 1990 to April 1991, and Senior Vice President from 1980 to 1990. Mr. Kissling is a director of H. B. Fuller Company and Chairman and Director of one of its subsidiaries, Kativo Chemical Industries, S.A.

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
(4) Shareholder Affairs Committee
(5) Nominating Committee
(6) Share Rights Committee
(7) Public Policy Committee

Pentair Officers and Subsidiary Presidents
(picture of 7 people)
.left to right .
Richard W. Ingman
Vice President, Corporate Development
Gerald C. Kitch
Group President, General Industrial Equipment
Allan J. Kolles
Vice President,
Human Resources
Mark T. Schroepfer
Vice President, Controller
Joseph R. Collins
Group President,
Specialty Products
Ronald V. Kelly
Group President, Paper
Roy T. Rueb
Vice President, Treasurer
(picture of 10 people)
left to right
Barry J. Wetzel
President, Lincoln Automotive
Ronald V. Mason
President, Federal
Cartridge Company
James A. White
President, Porter-Cable Corporation
Nevin J. Craig
President, Delta International
Machinery Corp.
Gunter Ostermeyer
President, Lincoln
Industrial
James H. Frank
President, Hoffman Engineering Company
Fred C. Lavender
President, F. E. Myers
Robert V. Touchette
President, Cross Pointe Paper Corporation
Wilson Blackburn
President, Lake Superior Paper Industries
G. Robert Gey
President, Niagara of Wisconsin Paper Corporation



not pictured
Benno Gengenbach
President, Schroff

Corporate and Subsidiary Management
PENTAIR, INC.
Winslow H. Buxton
Chairman, President and Chief Executive Officer
Joseph R. Collins
Group President, Specialty Products
Gerald C. Kitch
Group President, General Industrial Equipment
Ronald V. Kelly
Group President, Paper
Richard W. Ingman
Vice President, Corporate Development
Allan J. Kolles
Vice President, Human Resources
Roy T. Rueb
Vice President, Treasurer
Mark T. Schroepfer
Vice President, Controller
Debby S. Knutson
Assistant Vice President, Human Resources
Gary J. Burwell
Director, Internal Audit
Mark J. Cain
Director, Corporate Communications and Public Affairs
Douglas E. Pihl
Director, Corporate Tax
Robert P. Fredrickson
Senior Consultant, Labor Relations and Safety
John T. Moynihan, Jr.
Senior Consultant, Benefits and Employment Law
Jeanne M. Gode
Risk Management Counsel

CROSS POINTE PAPER CORPORATION
Robert V. Touchette
President
James F. Grove
Vice President, Sales
Thomas G. Murphy
Vice President, Finance
Robert D. Kopisch
Vice President and General Manager, Flambeau Mill
Jobe B. Morrison
Vice President and General Manager, Miami Mill
W. F. Fuehrer
Vice President, Human Resources



DELTA INTERNATIONAL MACHINERY CORP.
Nevin J. Craig
President
Waldo E. Bair
Vice President, Sales and Marketing
Louis C. Brickner
Vice President, Engineering and Product Development
Gary W. Beadles
Vice President, Tupelo Operations
Marikay Jung
Vice President, Human Resources
John P. Jodkin
Vice President, Finance
James J. McEntee
General Manager, Delta Canada
Lucas Chang
Director, Far East Sourcing and Product Development
Robert J. Stein
Director, Strategic Planning and Financial Analysis

FEDERAL CARTRIDGE COMPANY
Ronald V. Mason
President
Paul E. Thompson
Vice President, Operations
Lester A. Jones
Vice President, Sales and Marketing
James H. Rodgers
Vice President, Human Resources
Michael G. Meyer
Vice President, Finance
David C. Longren
Vice President, Engineering
Mark Lee
Vice President, Quality

HOFFMAN ENGINEERING COMPANY
James H. Frank
President
David W. Herbst
Vice President, Finance
Donald C. Kemp
Vice President, Operations
T. Kent Vesper
Vice President, Human Resources
John P. McDonell
Vice President, Information Technology
Delton D. Nickel
Vice President, Sales and Marketing
Vincent J. Tomlinson
Vice President, Engineering
Donald B. Westman
Vice President, Quality
Gerald T. Wilichowski
Vice President, Operations


LINCOLN INDUSTRIAL
European Operations
Gunter Ostermeyer
President
Werner Brauer
Vice President and Managing Director
Klaus Lange
Director, Manufacturing
Hans-Peter Mechler
Director, Finance
Martin Jung
Director, Human Resources
Zdravko Paluncic
Director, Research and Development

U.S. Operations
John Little
Vice President and General Manager
Stephen M. Hager
Vice President, Operations
John Krenzel
Vice President, Finance
Albert Adams
Vice President, Human Resources
Peter Laucis
Vice President, Quality and Product  Engineering
Jim Grove
Vice President, Sales and Marketing

LINCOLN AUTOMOTIVE
Barry J. Wetzel
President
Kenneth L. Fehlig
Vice President, Marketing and Sales
Lawrence R. Geiger
Vice President, Finance
Paul F. Murphy
General Manager, Canada
Virginia A. Zarinelli
Director, Human Resources/Training

F.E. MYERS
Fred C. Lavender
President
Richard G. Luttrell
Vice President, Water Systems, Environmental and Industrial Products Dan D. Elliott
Vice President, Product Development
Ronald G. Leddy
Vice President, Manufacturing
J. Michael Gerard
Vice President, Human Resources
Thomas L. Pellegrino
Vice President, Finance
Kathleen M. Buetow
Director, Retail and Canadian Operations
Larry A. Donelson
Director, International Operations


NIAGRA OF WISCONSIN
Paper Corporation
G. Robert Gey
President
Robert L. Wheeler
Vice President, General Manager
David J. Johnson
Vice President, Finance
Gary Binder
Vice President, Sales and Marketing
Robert J. Tercha
Vice President, Engineering
Kenneth E. Porter
Vice President, Human Resources
William Dedrick
Vice President, Materials Management

PPORTER-CABLE CORPORATION
James A. White
President
Rene J. Donars
Vice President, Sales and Marketing
James S. Green
Vice President, Finance
Matthew G. Popik
Vice President, Engineering
John W. Ulmer
Vice President, Human Resources
Bobby E. Sheffield
Vice President, Distribution
and Service
Steven R. Bentson
Vice President, Operations

SCHROFF
Benno Gengenbach
President
Bernd Benz
Managing Director, Schroff France
Bernd-Uwe Kaupisch
Managing Director, Schroff United Kingdom
Isao Miyoshi
Managing Director, Schroff Japan
Udo O. Schroff
Managing Director, Schroff United States
Soren Kjell
Managing Director, Schroff Sweden
Enzio Tunesi
Managing Director, Schroff Italy
Hermann Heier
Director, Electronics Division
Wolfgang Schwind
Director, Purchasing
Ronald Weingartner
Director, Sales
Dr. Hans-Joachim Wunsche
Director, Electronic Packaging Division

Investor Information
PENTAIR STOCK DATA
The common stock of Pentair (Symbol: PNTA) is quoted on the NASDAQ National Market System. The price and dividend information below, which has been restated to reflect a June 11, 1993 stock dividend, represents closing sale prices reported in the NASDAQ/NMS Monthly Statistical Report. There were 3,370 shareholder accounts on December 31, 1993.

PRICE RANGE AND DIVIDENDS OF COMMON STOCK

1993              High         Low         Dividends   Last
                                           Paid        Price
First Quarter     $32 5/8      $26 1/2     $.17        $32 5/8
Second Quarter    $38 1/4      $32 1/2     $.17        $38 1/4
Third Quarter     $40 1/4      $34 1/4     $.17        $34 3/4
Fourth Quarter    $35 1/2      $31         $.17        $33

1993              High         Low         Dividends   Last
                                           Paid        Price
First Quarter     $32          $26 3/8     $.163       $27 1/8
Second Quarter    $30 5/8      $23 7/8     $.163       $24 1/8
Third Quarter     $27          $22 7/8     $.163       $24 5/8
Fourth Quarter    $28 1/2      $24 3/8     $.163       $26 3/8

Securities Market Makers
The following firms make markets for Pentair, Inc. stock:
Dain Bosworth, Inc., Minneapolis, MN
First Boston Corporation, New York, NY
Kirkpatrick, Pettis, Smith, Polian Inc., Omaha, NE
Lehman Bros., New York, NY
Mayer & Schweitzer, Inc., Jersey City, NJ
Merrill Lynch Pierce Fenner & Smith, Inc.,
      New York, NY
Piper Jaffray & Hopwood, Minneapolis, MN
Prudential Securities, New York, NY
Sherwood Securities Corp., New York, NY
Troster Singer CP, Jersey City, NJ
Weeden & Co., New York, NY

Common Dividends   In the first quarter of 1994, the board of directors
increased the cash dividend to $.18 per share quarterly for an indicated annual rate of $.72 per share. Pentair has now paid 72 consecutive quarterly dividends. See Note 6 of Notes to Consolidated Financial Statements for certain dividend restrictions.

Annual Meeting   The annual meeting of shareholders will be held at the
Northland Inn, 7101 Northland Circle, Brooklyn Park, Minnesota, at 10:00 a.m. on April 20, 1994. Management and directors encourage all shareholders to attend the annual meeting.

Form 10-K Available   A copy of the Company annual report on Form 10-K, as
filed with the Securities and Exchange Commission, will be provided on request to shareholders. Written requests should be directed to the Corporate Secretary, Pentair, Inc., Waters Edge Plaza, 1500 County Road B2 West, St. Paul, Minnesota 55113.

Dividend Reinvestment Plan   Pentair has established a Dividend Reinvestment
Plan. This plan enables shareholders to automatically reinvest Pentair dividends and to invest up to an additional $3,000 per quarter in Pentair common stock, with any costs of purchasing the shares paid by the Company. The plan brochure and enrollment cards are available from the Company or Norwest Bank Minnesota, N.A.

Takeover Defense   Pentair is committed to protecting its stakeholders from
harm by corporate raiders and unfriendly takeover actions. Information on our position may be obtained by writing to the Pentair, Inc. Corporate Secretary at the corporate office.

Registrar and Transfer Agent
Norwest Bank Minnesota, N.A.
South St. Paul, MN 55075-0738
Certified Public Accountants
Deloitte & Touche
St. Paul, MN 55101
General Counsel
Henson & Efron, P.A.
Minneapolis, MN 55401
pentair. inc. and subsidiaries
Eleven-Year Financial Summary

(In millions, except Per   93      92        91        90        89        88        87        86        85        84        83
 Share Data)
Income Statement Data
Net Sales
    Specialty Products       411.6   377.5     344.6     344.9     337.5     317.1     289.7     207.7     170.6     155.8     61.6
    General Industrial       535.0   486.5     458.3     460.3     460.9     127.9     112.5      38.4       _         _        _
    Paper Products           381.6   374.7     366.2     370.7     365.2     378.3     387.0     377.8     363.6     389.6    257.7
       Total               1,328.2 1,238.7   1,169.1   1,175.9   1,163.6     823.3     789.2     623.9     534.2     545.4    319.3

Operating Income
    Specialty Products        42.0    40.2      33.6      28.1      29.5      30.6      31.2      20.1      16.9      11.6      4.5
    General Industrial        42.2    38.6      35.9      34.5      32.6       9.9      11.1       2.7       _         _        _
    Paper Products*           31.0    33.1      43.0      33.7      36.0      50.5       9.0      18.4      22.8      37.3     22.0
    Corporate                (17.0)  (17.9)    (17.4)    (15.7)    (11.0)    (12.3)     (8.7)     (7.4)     (5.9)     (6.5)
(4.2)
       Total                  98.2    94.0      95.1      80.6      87.1      78.7      42.6      33.8      33.8      42.4     22.3

Net Income (a)                46.6    42.8      41.1      33.0      36.4      39.8      21.9      15.2      20.1      21.2     11.9
Common Share Data
EPS - Diluted (a)              2.20    2.03      2.01      1.62      1.90      2.23      1.30      1.03      1.35      1.50
1.00
Cash Dividends                  .68     .65       .61       .59       .53       .45       .42       .40       .37       .33
.29
Stock Dividends               50       _         _         _         _        10         _        10        25         _       25
Book Value                    18.58   16.43     17.58     15.94     14.85     13.35     11.06     10.19      9.49      8.46
7.29
Stock Price                   33     26 3/8    26 7/8    16 1/2    18 3/8    20 7/8    12 1/2    15 1/2    17 1/8    12 3/4   12
3/4
Balance Sheet Data
Preferred Equity (net)        33.9    77.4      74.1      68.4      65.9      67.6      50.0       _         _         _        9.4
Common Equity                336.9   260.0     275.7     247.8     241.0     214.2     158.6     145.4     134.6     119.3     92.2
Common Shares                 18.1    15.9      15.7      15.6      16.2      16.1      13.1      12.9      11.7       9.3      8.4
ROE %(a)                      14      13        13        11        14        20        13        11        16        19       16
Operating Cash               102.0    88.4      79.4      72.0      71.2      65.6      50.8      44.4      43.2      38.1     25.6
Capital Expenditures          73.4    67.2      49.4      61.3      83.4      45.7      53.9      45.1      61.6      35.6     19.6
Total Assets                 958.8   869.4     790.6     768.9     781.4     744.7     440.4     445.0     305.8     282.5    209.4
Debt to Capital %             39      39        36        42        45        47        30        50        36        36       22

  Includes Joint Ventures
All Share and Per Share Data adjusted for stock dividends.
(a) 1992 net income and earnings per share are before the cumulative effects of accounting changes.
     See Note 3 of Notes to Consolidated Financial Statements.

PENTAIR CODE OF BUSINESS CONDUCT

Pentair, Inc. chooses to be an independent, publicly owned company, and this statement is to guide the development of its organization and the conduct of its business affairs.

Our businesses are to be managed in keeping with the highest business, ethical, moral and patriotic standards applicable to a publicly owned corporation.

Our businesses are to be operated so that we are respected for our actions by shareholders, employees, plant communities, customers, suppliers, investors and all other stakeholders.

Our approach to business is intended to make Pentair, Inc. a top-performing company managed and operated to provide long-term benefits to all constituents.

Operating Guidelines
  Balanced consideration will be given to the interests of shareholders and employees in managing the corporation.
  The corporate staff will be kept to minimum size, and subsidiary operations will be as autonomous as practicable.
  A strong work ethic is expected of all constituents. Good performance will be freely recognized. Poor performance will not be condoned.
  We will strive to: operate with the highest regard for the environment; eliminate environmental risks from the workplace; and minimize emissions and waste.
  The dignity and self-worth of all persons involved with the Company will be respected.
  Safety in the workplace and in work practices shall be maximized.

  We will encourage, aid and promote the physical and mental health, and wellness of employees and their families.
  Qualified employees will be given priority for internal employment opportunities.
  Standards of ethics, integrity and work practices shall apply equally to all employees.
  We will honor agreements, meet obligations timely, maintain the spirit and intent of our commitments, and value good relationships.
  Hiring emphasis will recognize ability, compatibility and integrity, and will not discriminate on the basis of sex, religion, race or age.
  We will promote open and candid communications with emphasis on informality and on conversational exchanges.

PENTAIR
Corporate Office
Pentair, Inc.
Waters Edge Plaza
1500 County Road B2 West
St. Paul, MN  55113-3105
612-636-7920

Cross Pointe Paper Corporation
1295 Bandana Boulevard North, Suite 335
St. Paul, MN  55108
612.644.3644

Delta International
Machinery Corp.
246 Alpha Drive
Pittsburgh, PA  15238
412.963.2400

Federal Cartridge Company
900 Ehlen Drive
Anoka, MN  55303
612.421.7100


SUBSIDIARY OFFICES

Hoffman Engineering Company
900 Ehlen Drive
Anoka, MN  55303
612.421.2240

Lincoln Industrial
One Lincoln Way
St. Louis, MO  63120-1578
314.679.4200

Lincoln Automotive
One Lincoln Way
St. Louis, MO  63120-1578
314.679.4300

F. E. Myers Co.
1101 Myers Parkway
Ashland, OH  44805-2285
419.289.1144


Niagara of Wisconsin
Paper Corporation
1101 Mill Street
Niagara, WI  54151
715.251.3151

Porter-Cable Corporation
4825 Highway 45 North
Jackson, TN  38302-2468
901.668.8600

Schroff
Langenalber Str. 96-100
D-75334 Straubenhardt, Germany
(7082)794.0
JOINT VENTURE COMPANY
Lake Superior Paper Industries
100 North Central Avenue
Duluth, MN  55807
218.628.5100