Form 10-K, Exhibit 13
PENTAIR INC
filed 1995-03-31
CIK 77360

EXHIBIT 13

                         PENTAIR ANNUAL REPORT FOR 1994


                             The Essential Facts  11

                        YESTERDAY, TODAY AND TOMORROW  12

                            Focus for the Future  15

                             STRATEGIC INSIGHTS  17

                       The Complete Financial Details  25

                        PENTAIR -- FOCUSED ON WHAT CAN BE


                            TAKING GREAT PRIDE IN AN

                           ACCOMPLISHMENT-RICH PAST,

                                  PENTAIR AND

                                 PENTAIR PEOPLE

                             ARE FOCUSED ON MEETING

                                 THE CHALLENGES

                             OF AN OPPORTUNITY-RICH

                                     FUTURE.



                                        1
                                      ----
                                      PNTA

                                 PENTAIR -- 1994

                              THROUGH A CAREFULLY

                              BALANCED COMBINATION

                                  OF CREATIVE,

                            DISCIPLINED MANAGEMENT,

                             HIGH-QUALITY PRODUCTS

                            AND DEDICATED EMPLOYEES,

                                  PENTAIR INC.

                               HAS ENHANCED VALUE

                          FOR ALL OF ITS STAKEHOLDERS.



                                       10
                                      ----
                                      PNTA

FINANCIAL HIGHLIGHTS 1994


IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES               1994            1993            Change
---------------------------------------------------------------------------------------------------------
NET SALES                                                   $1,649,170          $1,328,180        24.2%
EARNINGS                                                    $   53,600          $   46,600        15.0%
---------------------------------------------------------------------------------------------------------
Earnings per Share
  PRIMARY                                                   $     2.62          $     2.26        15.9%
  DILUTED                                                   $     2.52          $     2.20        14.5%
---------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER COMMON SHARE                             $      .72          $      .68         5.9%
COMMON SHAREHOLDERS' EQUITY PER SHARE                       $    21.43          $    18.58        15.3%
---------------------------------------------------------------------------------------------------------
PREFERRED SHAREHOLDERS' EQUITY                              $   40,916          $   33,927          --
COMMON SHAREHOLDERS' EQUITY                                 $  391,058          $  336,922          --
RETURN ON AVERAGE COMMON SHAREHOLDERS' EQUITY                     13.2%               13.6%         --
---------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES                                        $   92,745          $   73,421        26.3%
TOTAL ASSETS                                                $1,281,496          $  958,801        33.7%
LONG-TERM DEBT TO TOTAL CAPITAL                                     49%                 39%         --
---------------------------------------------------------------------------------------------------------
COMMON SHARES OUTSTANDING AT YEAR-END                           18,248              18,135          --
AVERAGE COMMON AND COMMON EQUIVALENT SHARES                     18,422              17,891          --
---------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                             10,300               8,300          --
---------------------------------------------------------------------------------------------------------

SHARE AND PER SHARE DATA HAS BEEN RESTATED TO REFLECT A STOCK DIVIDEND IN JUNE 1993.

                                     [GRAPH]


                                       II
                                      ----
                                      PNTA

A LETTER TO OUR SHAREHOLDERS: YESTERDAY, TODAY & TOMORROW

AS YOU READ THIS, LOOK AT OUR PAST AND FUTURE. AND AT OUR PRESENT:
     * NET SALES FOR 1994 WERE $1.6 BILLION, VERSUS $1.3 BILLION IN 1993. NET INCOME WAS $53.6 MILLION OR $2.52 PER FULLY DILUTED SHARE; A 15% INCREASE.
     * OUR SPECIALTY PRODUCTS GROUP ACHIEVED AN OPERATING RETURN ON SALES OF 10.6% AND OPERATING INCOME WAS UP 18%. SALES INCREASED 13.1% IN MARKETS WHOSE GROWTH RATES AVERAGED 3 TO 5%.
     * OUR GENERAL INDUSTRIAL EQUIPMENT GROUP ACHIEVED AN OPERATING RETURN ON SALES OF 9.5%. GROUP SALES, INCLUDING THE NEWLY ACQUIRED SCHROFF, INCREASED 48.8% AND OPERATING INCOME WAS UP 80.2%.
     * 1994 SHAREHOLDER VALUE INCREASED BY 32%; DIVIDENDS GREW FOR THE 18TH CONSECUTIVE YEAR.
As pleased as we are with our past, we are even more excited about our future.
     Building on our strengths, we will accelerate our industrial growth strategies. A single fact lies at the heart of these strategies: The promise of Pentair is our industrial businesses. Pentair 1994 industrial sales grew 33.3% and operating income increased 49%. The industrial businesses accounted for about 77% of sales and 90% of operating income with the balance coming from our paper businesses, which performed well in difficult markets.
Pentair ranked 301st in sales in the 1993 Fortune 500 and 181st in ten-year return to shareholders. Our goals of 10% earnings per share growth on a ten-year trend and a 15% return on equity on a five-year average are supported by a growth strategy composed of three essential parts:
     *  BUILD THE STRENGTHS OF OUR ESTABLISHED INDUSTRIAL BUSINESSES.
     *  CULTIVATE AND NURTURE OUR EMERGING INDUSTRIAL SUBSIDIARIES.
     * ACQUIRE BUSINESSES THAT COMPLEMENT OUR SUBSIDIARIES OR PROVIDE NEW OPPORTUNITIES.


                                       12
                                      ----
                                      PNTA

Historically, growth has come from acquiring companies that we invigorated through aggressive investment, improved productivity, new product development, enhanced marketing and distribution, and subsidiary autonomy.
As a result, our premier businesses -- Porter-Cable, Delta, Hoffman, Schroff and Federal Cartridge -- have become industry leaders with the strength to enter new markets with new products.
We will capitalize on these opportunities through investment in product development and synergistic acquisitions. In parallel, we will continue to build the strengths of our emerging businesses -- Lincoln Industrial, Lincoln Automotive and Myers -- by applying our proven renewal philosophy internally. Externally, we will acquire product, manufacturing and distribution strengths that will help them succeed.
To achieve these strategies, we will focus and concentrate our financial and management resources on our industrial businesses, with the ultimate goal of securing a leadership position in each of our respective markets. And, finally, we will continue to consider alternatives for our paper businesses, including sale.
Through these strategies, Pentair will become a synergistic organization, focused on high-opportunity businesses and, as stated in our Code of Business Conduct, "operated so that we are respected for our actions by shareholders, employees, plant communities, customers, suppliers, investors and all other stakeholders."


/s/ Winslow H. Buxton
-----------------------------------------------
WINSLOW H. BUXTON
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



                                       13
                                      ----
                                      PNTA

                            COMMITMENT TO LEADERSHIP



                            PENTAIR IS COMMITTED TO

                            BUILDING A VIGOROUS AND

                                 HIGHLY FOCUSED

                            INDUSTRIAL ORGANIZATION

                            UPON A STRONG FOUNDATION

                                 OF PROFITABLE,

                             INNOVATIVE COMPANIES;

                            EACH THE QUALITY LEADER

                            IN ITS INDUSTRY SEGMENT.



                                       14
                                      ----
                                      PNTA

                              FOCUS FOR THE FUTURE


Build the strengths of mature businesses. Nurture emerging subsidiaries. Acquire businesses that complement existing subsidiaries or provide new opportunities. Three major initiatives that will transform Pentair.
Exciting, but curiously, not new. Each is time-tested. All have been essential to Pentair's history of steady growth and profitability.
What is new is how we will focus and concentrate these strategies on building
     Pentair into a distinctly industrial organization.
Until now, we applied these management principles to build the individual strengths of each Pentair company. It mattered little whether we were dealing with power tools or paper, automotive products or sporting ammunition. Now we will augment these concepts with four highly targeted industrial strategies:
     *  PRODUCTS AND MARKETS                 *  SYNERGIES
     *  EMERGING BUSINESSES                  *  INDUSTRIAL ACQUISITIONS
Each is discussed in detail on the following pages. Importantly, however, none of the four can be effective if applied in isolation. Indeed, it is the very essence of the synergies strategy to integrate our individual efforts and energies to invigorate and amplify the efforts of the whole.
Thus, as our established industrial companies explore new markets with new products, they will seek needed technologies, distribution channels and manufacturing power with access to all Pentair resources. And, as we nurture emerging businesses, we will adopt product and market strategies proven effective by our established companies.
Our goal is clear: transform Pentair from a company known for its paper operations into one of the world's leading industrial companies. And, the method is simple: accelerate growth and build market share for all industrial subsidiaries by capitalizing on the strengths of the Pentair family of companies.


                                       15
                                      ----
                                      PNTA

                    PENTAIR COMPANIES WILL

                       GROW AND PROSPER

                      THROUGH A DYNAMIC

                    STRATEGY OF EXPLOITING

                   THE GROWTH POTENTIAL OF

                    NEW INDUSTRIAL MARKETS

                      WITH INNOVATIVE NEW

                           PRODUCTS.



                                       16
                                      ----
                                      PNTA

STRATEGIC INSIGHTS: PRODUCTS AND MARKETS

One key to Pentair's success has been finding new opportunities by looking at our businesses from new perspectives.
Delta and Porter-Cable, for example, sensed contractors and professional woodworkers were changing their buying habits. Lured by discount pricing and new service capabilities, they were shifting their purchases away from traditional distribution to home-improvement centers. We preserved traditional markets and tapped the potential of a new segment -- serious woodworking hobbyists and do-it-yourselfers -- by adding home-center distribution. The result has been explosive growth. Porter-Cable alone added more than 2,500 outlets, which include seven out of the top ten home centers.
Equally important, we have reinforced and broadened appeal to both segments through aggressive product development. In 1994, more than 50% of Porter-Cable and Delta sales came from products introduced in the past five years.
To broaden its already substantial market base, Hoffman Engineering has adopted an aggressive new product strategy. The company introduced more new products in 1994 alone than it launched in the five years prior to acquisition, setting a pattern that will allow growth well into the future.
A new product strategy also invigorated Federal Cartridge. Through a tightly focused strategy of creating precisely accurate competition loads for the U.S. Shooting Team, Federal, which once competed primarily on price, has taken the industry technical lead and repositioned its products as quality leaders. The strategy yielded two 1992 Olympic medals and consistent competitive success ever since, providing Federal with the opportunity to build a premium position for its products. Even more important, Federal sales -- 34% of which are derived from products introduced over the past five years -- have increased 50% since acquisition.


                                       17
                                      ----
                                      PNTA

                             SYNERGISTIC STRENGTH

                           OUR COMPANIES ARE FINDING

                        NEW EFFICIENCIES AND IMPRESSIVE

                       MARKET STRENGTHS BY HARNESSING THE

                      POTENTIAL OF SYNERGISTIC COOPERATION

                       THROUGHOUT PENTAIR, THROUGHOUT THE

                                     WORLD.



                                       18
                                      ----
                                      PNTA

STRATEGIC INSIGHTS: SYNERGY

Pentair is a family of companies on constant lookout for ways to help each other. This synergistic orientation is at work throughout Pentair, throughout the world.
Hoffman Engineering and Schroff serve the electrical and electronic segments of the enclosure market, respectively. Hoffman, however, primarily serves the North American market, while Schroff markets to the rest of the world. Separately, neither had made a significant penetration of the other's geography. Now they have combined forces. The two companies have efficiently consolidated their U.K. operations into a single facility. And, the catalogs of both now feature the products of both companies. Even more exciting, Hoffman and Schroff offer the enclosures market the most complete line of products anywhere in the world. A joint Singapore-based venture to penetrate the exploding Asian market is a significant first step in broadening both companies' markets.
European-North American market strength is also working in favor of Lincoln
     Industrial U.S. and Lincoln Industrial GmbH. Lincoln GmbH, in Walldorf, Germany, has pioneered an economical, virtually unbreakable and easy-to-install resin-cast pump. Recognizing the product's universal appeal, Lincoln Industrial U.S. added the pump to its line, giving it instantaneous international presence.
Taking advantage of the fact that they share a market, Porter-Cable and Delta co-sponsor THE NEW YANKEE WORKSHOP and AMERICAN WOODSHOP on PBS, and expose a weekly audience of seven million to their high-quality products.

                                     [GRAPH]



                                       19
                                      ----
                                      PNTA

                                  PENTAIR WILL

                                    CONTINUE

                        ITS HISTORY OF PROFITABLE GROWTH

                           THROUGH A PROVEN STRATEGY

                          OF NURTURING BUSINESSES WITH

                             MANAGEMENT EXPERTISE,

                                 INVESTMENT AND

                              PRODUCT DEVELOPMENT.


                                       20
                                      ----
                                      PNTA

STRATEGIC INSIGHTS: EMERGING BUSINESSES


Essential to reaching our corporate objectives is nurturing our emerging businesses through various combinations of manufacturing refinements, marketing, investment, product development and acquisition strategies.
At first, we focus on the internal, building consistent product quality, reorganizing manufacturing flow for more efficiency, and investing in the most up-to-date manufacturing processes and equipment. We then work on dominating traditional distribution channels. As these fundamental strategies prove out, we move toward our new markets.
By 1992, for example, Lincoln Automotive had maximized its traditional channels of distribution. To ignite the company's growth potential, we acquired the Automotive Service Equipment Division of Hein-Werner, augmenting Lincoln's product offerings with a number of established branded products including the solid line of Marquette -TM- welding products.
Subsequently, Lincoln has developed a retail point-of-sale display that has revitalized the Marquette brand in the consumer market. The results have been very satisfying. In less than six months, Lincoln added 59 new points of distribution, helping boost 1994 sales of this line 35% over the previous year.
F.E. Myers pump company has added market share in its established markets while entering new distribution channels and tapping developing markets with innovative products. These strategies, in combination, have helped Myers achieve rates of growth significantly greater than those of its industry segment, surpassing its previous sales and operating income records.



                                       21
                                      ----
                                      PNTA

                                    PENTAIR

                               IS ENTERING A NEW

                                 ERA OF GROWTH

                          BASED ON A SOLID FOUNDATION

                                 OF PERFORMANCE

                          AND FUELED BY AN AGGRESSIVE,

                                HIGHLY TARGETED

                             ACQUISITIONS STRATEGY.



                                       22
                                      ----
                                      PNTA

STRATEGIC INSIGHTS: ACQUISITIONS

Many know Pentair as an acquisitions company. Historically, we have been just that. We have grown by acquiring basically sound but under-utilized companies that we have revitalized through a variety of strategies.
The statistics demonstrate that it is an approach that has worked very well. As of 1994, Pentair industrial acquisitions as a group have experienced internal growth rates of 22%. They generated an 8% return on investment in the year following their acquisition and collectively delivered a 23% return on investment by the end of 1994. In the year after acquisition, these same companies averaged a 5% return on sales and have doubled that to 10%. In the future, acquisitions will become even more important to Pentair. In fact, we have mapped out an acquisitions plan for the next five years that is so aggressive it could rival Pentair's past record.
We will continue our longstanding strategy of acquiring both under-utilized and growth-oriented companies that can become premier businesses, returning growth and building shareholder value through our management approach and capital resources. Pentair will also seek companies with products, manufacturing or distribution that will blend well and can accelerate or reinforce the growth and market strengths of existing companies. Finally, we seek to acquire substantial, established companies that can become significant new Pentair businesses and generate above-average returns to meet our goal of increasing shareholder value.

                                     [GRAPH]

                                       23
                                      ----
                                      PNTA

                             PENTAIR WILL BECOME A

                              DYNAMIC, SYNERGISTIC

                                  ORGANIZATION

                               THROUGH AGGRESSIVE

                          ACQUISITION, CAPITALIZING ON

                              INTERNAL STRENGTHS,

                           EXPLORING NEW MARKETS WITH

                          NEW PRODUCTS, AND NURTURING

                              EMERGING BUSINESSES.



                                       24
                                      ----
                                      PNTA

                     Management's Discussion & Analysis  27
                            REPORT OF MANAGEMENT  34
             Report of Independent Certified Public Accountants  34
                            FINANCIAL STATEMENTS  35
                 Notes to Consolidated Financial Statements  40
                 SELECTED FINANCIAL DATA -- TEN-YEAR SUMMARY  55



                                       25
                                      ----
                                      PNTA

FINANCIAL REVIEW PENTAIR, INC. AND SUBSIDIARIES

OVERVIEW The Pentair vision is to be a top-performing, consistently growing, diversified industrial company composed of subsidiaries that are recognized as leaders in their markets and whose combined performance maximizes benefits to shareholders, employees, customers and other stakeholders. Pentair is guided by its Business Code of Conduct and respected for and by its people.
Pentair, Inc. has strategic and financial objectives that guide management decision making in creating value for its shareholders.
Pentair achieved solid financial results in 1994. Sales of $1.6 billion represented an increase of 24.2% (including the Schroff acquisition) over the previous year. Despite a falloff in earnings in the Paper Products segment, diluted earnings per share increased 14.5% to $2.52 per share in 1994.

TOTAL RETURN TO SHAREHOLDERS Pentair seeks to maximize value with strategic planning for long-term performance. The company believes shareholder value is best measured by dividend returns and equity value growth, which are enhanced when EPS growth and ROE goals are achieved.
The company continued its strong track record, attaining a 20% return per year and a 14% return per year in the five- and ten-year periods, respectively. Pentair achieved a 32% return for the year ended December 31, 1994.

                                    [GRAPH]

FINANCIAL GOALS The financial goals are to achieve: a 10% EPS growth -- annual growth in earnings per share over any ten-year period; and a 15% ROE -- average return on common shareholders' equity over any five-year period. The company approached its ROE objective for 1994, achieving a 12.8% ROE for the five-year period ending with 1994. The company fell short of its EPS objective achieving a 5.3% EPS growth rate over the ten-year period. However, since 1990 the EPS growth has been approximately 12% per year. The company continues to view its financial goals as realistic.

THE FOLLOWING CHART ILLUSTRATES THE PERFORMANCE OF PENTAIR STOCK COMPARED TO THE S & P 500 DURING 1994.

                                    [GRAPH]

                                       26
                                      ----
                                      PNTA

MANAGEMENT'S DISCUSSION & ANALYSIS

RECENT DEVELOPMENTS In September 1994, Pentair announced that it was exploring strategic alternatives for its paper businesses, including their possible sale. That course of action was chosen to achieve many objectives. First, to permit Pentair to focus its commitment and resources in the industrial products sector, continuing the strong growth and leading market positions these businesses have achieved. Second, to permit the paper businesses to seek their own opportunities and long-term goals. Third, to make Pentair a more understandable company to the investment community and its shareholders.
That process is ongoing. In February 1995, Pentair announced the sale of its uncoated paper business, Cross Pointe Paper, to Noranda Forest for approximately $200 million. The sale is expected to close at the beginning of April 1995. No determination has been made concerning potential strategic alternatives for Niagara of Wisconsin and for the joint venture interest in Lake Superior Paper Industries, the company's other paper businesses.
Pentair expects that its strategic refocusing will be completed in the course of 1995. Whatever the eventual outcome, Pentair is poised to aggressively expand into its chosen industrial markets.

FINANCIAL CONDITION Pentair's financial condition remained strong in 1994, including the recent Schroff acquisition. The announced sale of Cross Pointe in 1995 will improve the financial strength of the company. Cash from operations in 1994 was sufficient to fund strong internal business growth and the largest capital program in Pentair's history. In 1995, cash from operating activities generated by the industrial businesses alone is anticipated to cover Pentair's planned capital programs, dividends and small product line acquisitions.
The company manages its financial resources to carry out its strategic plan, focusing on its industrial businesses. Careful attention to efficient use of its resources, e. g., close control over working capital, has resulted in maximizing cash flow from operations and minimizing external borrowing other than for large acquisitions.
Cash from operating activities reached $111.1 million in 1994 compared to $91.7 million in 1993 and $87.4 million in 1992. The company attained a positive free cash flow of $6.8 million in 1994. This represents a significant improvement in free cash flow over 1993. Free cash flow, a measure of the internal financing of operational cash needs, is defined as cash from operations, less net operating investments, excluding acquisitions or dispositions of major business lines. Looking ahead to 1995, cash from operations is expected to be greater than capital expenditures and other investment activities.
Pentair invests capital to maintain existing businesses, introduce new products and develop new businesses. In the last five years, $344 million has been reinvested in its eleven businesses. In 1994, capital expenditures reached $92.7 million, an increase of $19.3 million or 26.3% over 1993. Major 1994 projects included a wireway and enclosure manufacturing facility for Hoffman, a finished goods warehouse for Federal Cartridge, a new coating system at Niagara Paper and a variety of new product development programs.

                                     [GRAPH]


                                       27
                                      ----
                                      PNTA

Pentair invested $57.6 million, $28.0 million and $27.7 million in the businesses in the Specialty Products and General Industrial Equipment segments for the fiscal years 1994, 1993 and 1992, respectively. Investments in the Paper Products business segment were $34.9 million, $45.3 million and $39.2 million for the corresponding periods.
In light of the announced sale of Cross Pointe and other potential strategic changes involving the Paper Products segment, 1995 capital plans are anticipated to reach $65 million for the industrial businesses. Future projects include reconfiguration and expansion of manufacturing facilities and distribution centers; upgrading of information technology systems; and new product development.
Over the past few years, the company prepared for a major acquisition by reducing its overall debt obligations. Since the last major acquisition, the ratio of long-term debt to total capital decreased more than 10 percentage points, excluding the cumulative effects of accounting changes recorded in 1992. Private placement intermediate-term debt totaling $100 million was funded in June 1993, the proceeds of which were used to reduce revolving borrowings.
In 1994, the company acquired Schroff GmbH for approximately $140 million net of cash acquired. Funds for the acquisition were provided by the company's revolving credit facilities, which were modified to include U.S.$220 million and DM 115 million. See a further discussion in Note 2 of Notes to the Consolidated Financial Statements.
As of December 31, 1994, the long-term debt to total capital ratio was 49 percent, up from 39 percent at the end of 1993, due to borrowings to fund the Schroff acquisition. Upon completion of the sale of Cross Pointe, pending other acquisitions, the proceeds will be used to repay borrowings and fund other corporate activities. The company will be in a position to finance other acquisitions without significantly affecting its financial condition. Based upon current operating plans, credit available under the company's revolving facilities is considered adequate to cover working capital and other investments.
In January 1995, the company raised its quarterly dividend to $.20 per share, or an estimated annual rate of $.80 per share, an 11% increase over 1994. Pentair has increased its dividend payment each year since 1976. Since this first cash dividend, dividends have increased on average 15.7% annually.

                                     [GRAPH]


                                       28
                                      ----
                                      PNTA

Year-end advances are made to the company's LSPI joint venture to fund January rent payments under its equipment leases; although these advances are partially repaid during the year, cash needs of LSPI have exceeded internally generated resources each year since inception. Net cash advances in 1994 amounted to $6.5 million, compared to $16.5 million in 1993. Net cash contributions are expected to be approximately $2.2 million in 1995. LSPI's cash rent payments are highest on the front end (through 1998) of its $382 million leveraged equipment leases.


RESULTS OF OPERATIONS
                                               General
                            Specialty        Industrial          Paper           Joint
IN THOUSANDS                Products          Equipment        Products        Ventures        Corporate       Total
-----------------------------------------------------------------------------------------------------------------------
Sales
1994                        $465,573          $796,132          $387,465             --               --    $1,649,170
1993                         411,570           534,994           381,616             --               --     1,328,180
1992                         377,535           486,456           374,733             --               --     1,238,724
Operating Income
1994                        $ 49,518          $ 76,003          $ 13,028       $  1,779        $(21,079)    $  119,249
1993                          41,973            42,181            32,980        (1,920)         (17,021)        98,193
1992                          40,166            38,600            31,456          1,682         (17,865)        94,039
----------------------------------------------------------------------------------------------------------------------

CONSOLIDATED
1994 VERSUS 1993 Consolidated net sales increased to $1,649.2 million in 1994, or 24.2% including full-year results of the acquired Schroff businesses. The stronger than expected worldwide economy, combined with new products and new distribution channels, helped to drive sales and earnings in the industrial business segments. In the Paper Products segment, rising raw material prices throughout the year and pricing pressures on printing and publication paper in the first three quarters depressed earnings.
Operating income increased to $119.3 million in 1994 compared to $98.2 million in 1993, a 21.4% increase. Net income increased 15% to $53.6 million in 1994 from $46.6 million in 1993.
Gross profit margins improved to 24.8% of sales in 1994 as compared to 24.4% in 1993. A strong 1.5 percentage point improvement within the industrial segments was offset by dramatic decreases in gross profit margins for the Paper Products segment. Due to increased sales volume and productivity improvements, existing businesses reduced their selling, general and administrative (SG&A) costs, including research and development costs, as a percent of sales in 1994. The newly acquired Schroff businesses typically have a higher SG&A expense due to separate operations in several countries. Overall, SG&A expense increased as a percent of sales to 17.7% from 16.8% in 1993.
Operating income as a percent of net sales for wholly-owned businesses was 7.1% in 1994 and 7.5% in 1993. Pentair industrial businesses increased their operating margins during the year by 1.1 percentage points through a combination of improved market conditions and greater operating efficiency. These improvements were offset by external factors affecting the paper businesses.


                                       29
                                      ----
                                      PNTA

Interest expense increased due to higher borrowings as a result of the Schroff acquisition and higher overall interest rates, although the impact of this was mitigated as a result of a favorable mix of borrowing rates. Effective tax rates remained at 39.8% for 1994.
1993 VERSUS 1992 Consolidated net sales increased to $1,328.2 million in 1993.
     Most of the $89.5 million or 7.2% sales increase resulted from general improvements in market demand and full-year benefit of acquired product lines (General Industrial Equipment segment) and from expansion into new markets (Specialty Products segment).
Operating income as a percent of net sales for wholly-owned businesses was 7.5% in 1993 and 1992. Two subsidiaries increased operating margins as a result of improved market conditions and greater operating efficiency. These improvements were offset by economy-related volume and cost problems in Germany, some weakness in paper grades that had been more resilient in 1992 and the impact of a stronger dollar on various businesses.
Joint venture income decreased $3.6 million because of the substantial oversupply of supercalendered (SCA) paper and light-weight coated (LWC) grades, leading to lower prices and upgrades to LWC by SCA users.
Interest expense decreased slightly. The prior year included an additional provision for interest on tax settlements. Average borrowings increased to finance investments in joint ventures and working capital related to increased sales. Lower floating interest rates helped; however, much of the floating rate debt was fixed at higher rates with intermediate-term private placements.
The effective income tax rate decreased from 41.1% to 39.8%. The U.S. statutory rate increased 1% and the foreign tax component increased because certain foreign operating losses were not fully deductible. Both years benefited from tax refunds on repatriated earnings. These increases were offset by the impact of the statutory rate change on net deferred tax assets and favorable settlements of prior-year tax examinations.


                                     [GRAPH]


                                       30
                                      ----
                                      PNTA

SEGMENT DISCUSSION
SPECIALTY PRODUCTS Businesses in this group manufacture products designed and marketed for commercial, residential and municipal construction and a variety of professional craftsmen and do-it-yourself applications. The products include woodworking machinery (Delta), portable power tools (Porter-Cable), residential water systems, sump pumps, environmental pumps and grinders, and industrial pumps (Myers).
1994 VERSUS 1993 Specialty Products sales increased $54.0 million or 13.1%.
     Growth at Delta and Porter-Cable was driven by expanded distribution in the home center and hardware channels. Myers benefited from new channels of distribution and strong market demand in water systems. All businesses experienced growth due to new product improvements and strong market demand due to positive housing starts and construction trends.
Operating income as a percent of sales increased to 10.6% from 10.2%, attributable to productivity gains and capacity efficiencies.
1993 VERSUS 1992 Specialty Products sales increased $34.1 million or 9.0%. Each business increased sales by $10 million or more, reflecting the benefits of pursuing new distribution channels and markets, new product introductions and new market penetration.
Operating income as a percent of sales declined to 10.2% from 10.6% because 1992 included a gain from sale of operating assets. In addition, the Canadian operations of two subsidiaries felt the impact of the weak Canadian economy and unfavorable currency exchange in 1993.
OUTLOOK Sales and operating income are anticipated to increase in 1995. The group will continue to aggressively advertise to build brand name awareness and continue its focus on broader distribution and market expansion, on developing new and differentiated products and on maintaining excellent customer service.
GENERAL INDUSTRIAL EQUIPMENT The products of this group include electrical enclosures (Hoffman), electronic enclosures (Schroff) and lubrication systems and material dispensing equipment (Lincoln Industrial). These products are designed to facilitate industrial and commercial expansion and efficiencies. Other businesses in this group include automotive service equipment (Lincoln Automotive) and sporting and law enforcement ammunition (Federal).
1994 VERSUS 1993 General Industrial sales increased $261.1 million or 48.8% over
     1993. The existing businesses grew 15% with the acquisition of Schroff contributing the balance. New products and strong market demand contributed to the increase in sales for existing businesses. Strong durable goods markets boosted orders at Hoffman (electrical enclosures) and Schroff (electronic enclosures). The positive change in the European economy helped drive sales at the German subsidiaries. Ammunition (Federal) orders were unusually strong in 1994 as customers stockpiled inventories, which the company believes was a reaction to pending legislation.
Operating income as a percent of sales increased to 9.5% from 7.9%. Although margins of newly acquired businesses are often lower during the first year of operation, overall the segment's operating margins improved during 1994, resulting from volume efficiencies and productivity improvements.
1993 VERSUS 1992 General Industrial sales increased $48.5 million, or 10.0%. Electrical enclosure volume increased substantially from lower recessionary levels. The automotive service equipment sales increased more than 33%, primarily due to the full-year benefit of mid-1992 acquisition of product lines. Ammunition sales increased slightly. Increased sales of lubrication and material dispensing equipment were offset by a substantial decline (22.6%) of sales in

[GRAPH]
28% SPECIALTY PRODUCTS % of Pentair Net Sales

[GRAPH]
48% GENERAL INDUSTRIAL EQUIPMENT % of Pentair Net Sales


                                       31
                                      ----
                                      PNTA

[GRAPH]
24% PAPER PRODUCTS SEGMENT % of Pentair Net Sales

     Germany, which was in the midst of its worst recession in many decades. Operating income as a percent of net sales remained at 7.9%. The electrical enclosure margins increased substantially as a result of higher volumes and the resolution of a 1992 mid-year shipping problem. Automotive service equipment margins continued to increase as a result of productivity gains and capacity efficiencies. The sporting ammunition business benefited from lower raw material costs and improved operating efficiencies. A negative margin impact was felt from the substantial sales decline at Lincoln GmbH and related downsizing charges that were incurred late in 1993.
OUTLOOK General Industrial Equipment sales and operating income are anticipated to increase again in 1995. A strong durable goods market, new products and productivity improvements should continue to enhance performance. In 1995 and 1996, synergies created by the partnership of Schroff and Hoffman product lines are anticipated to increase sales volume and earnings.

24% PAPER PRODUCTS SEGMENT % OF PENTAIR NET SALES

PAPER PRODUCTS (EXCLUDING LSPI)
     Businesses in this group manufacture products sold to the publishing and printing markets. These products primarily include coated groundwood paper and uncoated printing and writing papers.
1994 VERSUS 1993 Paper sales increased $5.9 million or 1.5%. For the year, coated groundwood paper volume increased 4.3%, while prices decreased 2.3%. Uncoated printing and writing paper volume increased 3.3%, while prices decreased 2.0%. However, during the fourth quarter of 1994, prices improved dramatically, rising about 12% over third-quarter 1994 prices in the coated paper market and about 9% over third-quarter 1994 prices in the uncoated paper market.
Operating income as a percent of sales fell to 3.4% from 8.6%. Rising raw material prices in the kraft pulp and waste paper markets squeezed margins. 1993 VERSUS 1992 Paper sales increased $6.9 million or 1.8%. Coated paper volume decreased 4.1%, while average coated publication paper prices increased 7.0%. Uncoated paper volume increased 1.5%, while average specialty paper prices showed a slight decline of 0.3%.
Operating income as a percent of sales increased slightly to 8.6% from 8.4%.
     Coated paper margins improved substantially as selling prices increased and operating costs were reduced. Uncoated paper margins were squeezed by the higher cost of fiber and other raw materials needed to produce higher-priced paper. Downtime created by short backlogs also reduced margins.
OUTLOOK Significant paper price increases are expected to continue in 1995 at a rate greater than the anticipated rate of increases in raw material prices, thereby improving margins.

JOINT VENTURES The company's two joint ventures are: Lake Superior Paper
     Industries (LSPI), which sells supercalendered (SCA) paper and, since 1993, LSPI Fiber Co., which sells recycled pulp to LSPI and other paper mills. The company's equity in joint venture income (loss) was $1.8 million, ($1.9) million and $1.7 million in 1994, 1993 and 1992, respectively.
1994 VERSUS 1993 LSPI volume increased 3.5% and selling prices increased 2.9% over 1993. The equity in joint venture income increased by $3.7 million due to higher SCA prices in the last quarter of 1994, following price increases in light-weight coated papers. Production efficiencies on the paper machine throughout the year also contributed to improved operating margins.


                                       32
                                      ----
                                      PNTA

1993 VERSUS 1992 The recession in Europe affected domestic paper markets. Late
     1992 devaluations helped Scandinavian paper makers increase exports to the already over-supplied U.S. market. LSPI selling prices declined 9.9% while shipments increased 5.1%. The substantial price decline could not be fully offset by material cost reductions or operating efficiencies, and resulted in an operating loss.
Outlook SCA paper prices should continue to increase in 1995 as increases in raw materials are passed on to customers.

INFLATION The rate of inflation remains at reasonable levels in the United
     States and most of the foreign economies that affect Pentair results.

INSURANCE SUBSIDIARY The company's captive insurance subsidiary provides a cost-effective means of obtaining insurance coverage for general and product liability, workers' compensation and auto liability. The insurance subsidiary insures directly and reinsures an admitted carrier. Loss reserves are established based on actuarial projections of ultimate loss.

ENVIRONMENTAL MATTERS Pentair's Paper Products segment, like other paper producers, has ongoing programs designed to deal with various environmental operating issues such as water treatment, solid waste disposal and the cleanup of sites attributable to past industry practices that have resulted in impacts upon the environment. Pentair believes that under current laws and regulations the environmental problems are manageable in the ordinary course of the operations of the affected businesses. Other subsidiaries also face some remediation of soil and groundwater as a result of predecessors or their own previous disposal practices. In addition, Pentair subsidiaries have been named as potentially responsible parties at a small number of Superfund or other sites being studied or remediated. In all cases to date, the affected business has been deemed to be a DE MINIMIS defendant or the business's share of remediation costs has not been material to the company.
For purposes of maintaining appropriate reserves against liabilities associated with environmental issues, whether involving on- or off-site locations, Pentair management reviews each individual site, taking into consideration the number of parties involved with the site, the joint and several liability imposed by certain environmental laws, the expected level of contributions of the other parties, the nature and quantities of wastes involved, the expected method and extent of remediation, the estimated professional expenses involved and the time period over which any costs would be incurred. Based on this evaluation, reserves are established when loss amounts are probable and reasonably estimable. Insurance recoveries are recorded only when claims for recovery are settled.
The company also engages environmental professionals to perform periodic audits of its facilities to assist Pentair in complying with the various environmental laws and regulations faced by its businesses. Capital expenditures necessary for compliance with environmental regulations were not material for fiscal years 1994 or 1993, nor are they anticipated to be material in the foreseeable future.


                                       33
                                      ----
                                      PNTA

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The consolidated financial statements of Pentair, Inc. have been prepared by company management which is responsible for their integrity and objectivity. These statements have been prepared in accordance with generally accepted accounting principles and, where appropriate, reflect estimates based on judgments of management.
Pentair maintains a system of internal controls. Our systems provide reasonable assurance that assets are protected, that transactions are appropriately reported and established procedures are followed.
The financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants, whose report appears on this page.
The Audit Committee of the Board of Directors, comprised of outside directors, meets periodically with the independent certified public accountants and management to monitor activities and to ensure that each is properly discharging its responsibilities. The independent certified public accountants have free access to the Audit Committee, without management present, to discuss the results of their audit, the adequacy of internal accounting controls, and the quality of financial reports.

/s/ Winslow H. Buxton                   /s/ David D. Harrison
---------------------------             ----------------------------------------
Winslow H. Buxton, CHAIRMAN,            David D. Harrison, SENIOR VICE PRESIDENT

PRESIDENT AND CHIEF EXECUTIVE OFFICER   AND CHIEF FINANCIAL OFFICER

TO THE DIRECTORS AND SHAREHOLDERS OF PENTAIR, INC.:
We have audited the accompanying consolidated balance sheets of Pentair, Inc.
     and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pentair, Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.
As discussed in Note 3 to the consolidated financial statements, effective
     January 1, 1992, the company changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106 and its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
MINNEAPOLIS, MINNESOTA
FEBRUARY 10, 1995, EXCEPT NOTE 4, AS TO WHICH THE DATE IS FEBRUARY 21, 1995


                                       34
                                      ----
                                      PNTA

CONSOLIDATED STATEMENTS OF INCOME

                                                                                PENTAIR, INC. AND SUBSIDIARIES
                                                                                ------------------------------
                                                                                      YEARS ENDED DECEMBER  31

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS                            1994                1993                1992
--------------------------------------------------------------------------------------------------------------
NET SALES                                                   $1,649,170          $1,328,180          $1,238,724
--------------------------------------------------------------------------------------------------------------
OPERATING COSTS
  COST OF GOODS SOLD                                         1,240,262           1,004,471             937,232
  SELLING, GENERAL AND ADMINISTRATIVE                          279,313             214,274             199,761
  RESEARCH AND DEVELOPMENT                                      12,125               9,322               9,374
--------------------------------------------------------------------------------------------------------------
  TOTAL OPERATING COSTS                                      1,531,700           1,228,067           1,146,367
--------------------------------------------------------------------------------------------------------------
                                                               117,470             100,113              92,357
EQUITY IN JOINT VENTURE INCOME (LOSS)                            1,779             (1,920)               1,682
--------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                               119,249              98,193              94,039
INTEREST EXPENSE                                               (33,367)            (22,640)            (22,771)
INTEREST INCOME                                                  3,218               1,847               1,432
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND
  CHANGES IN ACCOUNTING                                         89,100              77,400              72,700
PROVISION FOR INCOME TAXES                                      35,500              30,800              29,900
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE CHANGES IN ACCOUNTING                             53,600              46,600              42,800
CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING                         --                  --             (41,625)
--------------------------------------------------------------------------------------------------------------
NET INCOME                                                      53,600              46,600               1,175

PREFERRED DIVIDEND REQUIREMENTS                                  5,416               6,114               8,545
--------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) APPLICABLE
 TO COMMON STOCK                                            $   48,184          $   40,486           $  (7,370)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) PER COMMON SHARE
  Primary:
      BEFORE CHANGES IN ACCOUNTING                          $     2.62          $     2.26          $     2.15
      CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING                   --                  --               (2.61)
--------------------------------------------------------------------------------------------------------------
      NET INCOME (LOSS)                                     $     2.62          $     2.26          $    (0.46)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

  Fully Diluted:
      BEFORE CHANGES IN ACCOUNTING                          $     2.52          $     2.20          $     2.03
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

AVERAGE COMMON SHARES OUTSTANDING
  PRIMARY                                                       18,422              17,891              15,936
  DILUTED                                                       21,040              20,955              20,817
--------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.


                                       35
                                      ----
                                      PNTA

CONSOLIDATED BALANCE SHEETS

                     ----------------------------------------------------------
                                   PENTAIR, INC. AND SUBSIDIARIES  DECEMBER  31


IN THOUSANDS                                                1994           1993
-------------------------------------------------------------------------------
ASSETS
     CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                        $   32,677       $ 10,327
     ACCOUNTS RECEIVABLE -- TRADE (NET)                  255,105        200,425
     INVENTORIES                                         243,651        198,826
     DEFERRED INCOME TAXES                                27,749         21,575
     OTHER CURRENT ASSETS                                 10,037          7,627
--------------------------------------------------------------------------------

          TOTAL CURRENT ASSETS                           569,219        438,780
-------------------------------------------------------------------------------

     PROPERTY, PLANT AND EQUIPMENT
     LAND AND LAND IMPROVEMENTS                           25,261         14,857
     BUILDINGS                                           124,491         74,074
     MACHINERY AND EQUIPMENT                             599,298        506,566
     CONSTRUCTION IN PROGRESS                             15,358         26,120
-------------------------------------------------------------------------------
          TOTAL                                          764,408        621,617
     LESS ACCUMULATED DEPRECIATION                       353,422        305,751
-------------------------------------------------------------------------------
          PROPERTY, PLANT AND EQUIPMENT                  410,986        315,866
-------------------------------------------------------------------------------
     MARKETABLE SECURITIES -- INSURANCE SUBSIDIARY        23,655         18,594
     INVESTMENT IN JOINT VENTURES                         81,102         72,867
     GOODWILL -- NET                                     170,965         88,970
     OTHER ASSETS                                         25,569         23,724
-------------------------------------------------------------------------------
TOTAL ASSETS                                          $1,281,496       $958,801
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.


                                       36
                                      ----
                                      PNTA

                                                                                                  DECEMBER  31

In Thousands                                                                          1994                1993
--------------------------------------------------------------------------------------------------------------
LIABILITIES
     CURRENT LIABILITIES
     Accounts Payable                                                           $  115,962           $  93,820
     Compensation and Other Benefits Accruals                                       58,297              42,737
     Income Taxes                                                                    7,570               8,787
     Accrued Product Claims and Warranties                                          25,484              22,256
     Accrued Expenses and Other Liabilities                                         72,612              50,075
     Current Maturities of Long-term Debt                                            5,766                 803
--------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                                285,691             218,478
--------------------------------------------------------------------------------------------------------------
     LONG-TERM DEBT                                                                408,503             238,856
     OTHER LIABILITIES                                                              20,883              18,911
     DEFERRED INCOME TAXES                                                          22,706               7,518
     PENSIONS AND OTHER RETIREMENT COMPENSATION                                     29,521              29,687
     POSTRETIREMENT MEDICAL AND OTHER BENEFITS                                      61,134              60,637
     RESERVES -- INSURANCE SUBSIDIARY                                               21,084              13,865

     COMMITMENTS AND CONTINGENCIES (NOTE 9)

SHAREHOLDERS' EQUITY
     Preferred Stock -- at Liquidation Value
          Outstanding: 1,953,243 Shares in 1994 and 1,976,443 in 1993               68,444              69,380
     Unearned ESOP Compensation                                                    (27,528)            (35,453)
     Common Stock -- Par Value, $.16 2/3
          Outstanding: 18,248,155 Shares in 1994
          and 18,134,638 in 1993                                                     3,041               3,022
     Additional Paid-in Capital                                                    166,314             163,460
     Currency Translation and Pension Adjustments                                    8,033              (7,047)
     Retained Earnings                                                             213,670             177,487
--------------------------------------------------------------------------------------------------------------
          TOTAL SHAREHOLDERS' EQUITY                                               431,974             370,849
--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $1,281,496           $ 958,801
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements.


                                       37
                                      ----
                                      PNTA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                PENTAIR, INC. AND SUBSIDIARIES
                                                                                ------------------------------
                                                                                      YEARS ENDED DECEMBER  31

In Thousands                                                      1994                1993                1992
--------------------------------------------------------------------------------------------------------------
PREFERRED STOCK
     Beginning Balance                                      $   69,380           $ 120,137           $ 120,868
     Conversions into Common                                      (936)            (50,757)               (731)
--------------------------------------------------------------------------------------------------------------
     Ending Balance                                             68,444              69,380             120,137
--------------------------------------------------------------------------------------------------------------
UNEARNED ESOP COMPENSATION                                     (27,528)            (35,453)            (42,755)
--------------------------------------------------------------------------------------------------------------
COMMON STOCK
     Beginning Balance                                           3,022               1,758               1,743
     Employee Stock Plans -- Net                                    13                  15                  12
     Stock Dividend                                                --                1,004                  --
     Conversions into Common                                         6                 245                   3
--------------------------------------------------------------------------------------------------------------
     Ending Balance                                              3,041               3,022               1,758
--------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID IN CAPITAL
     Beginning Balance                                         163,460             112,125             109,000
     Employee Stock Plans -- Net                                 1,939               1,934               2,412
     Stock Dividend                                                 --              (1,048)                 --
     Conversions into Common                                       915              50,449                 713
--------------------------------------------------------------------------------------------------------------
     Ending Balance                                            166,314             163,460             112,125
--------------------------------------------------------------------------------------------------------------
CURRENCY TRANSLATION AND PENSION ADJUSTMENTS
     Beginning Balance                                          (7,047)             (1,483)              1,131
     Currency Translation                                       11,414                (709)             (1,369)
     Pension Adjustments                                         3,666              (4,855)             (1,245)
--------------------------------------------------------------------------------------------------------------
     Ending Balance                                              8,033              (7,047)             (1,483)
--------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
     Beginning Balance                                         177,487             147,612             163,837
     Net Income                                                 53,600              46,600               1,175
     Dividends:
          Common                                               (13,105)            (11,931)            (10,318)
          Preferred                                             (5,416)             (6,114)             (8,545)
     Tax Benefit of Preferred Dividends                          1,104               1,320               1,463
--------------------------------------------------------------------------------------------------------------
     Ending Balance                                            213,670             177,487             147,612
--------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                  $  431,974           $ 370,849           $ 337,394
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements

                                       38
                                      ----
                                      PNTA

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                PENTAIR, INC. AND SUBSIDIARIES
                                                                                ------------------------------
                                                                                       YEARS ENDED DECEMBER 31

In Thousands                                                      1994                1993                1992
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net Income                                              $  53,600            $ 46,600           $   1,175
     Adjustments to Reconcile to Cash Flow:
          Depreciation                                          58,322              47,657              45,454
          Amortization of Intangible Assets                      5,815               2,469               2,447
          Deferred Income Taxes                                  9,026               3,357                (614)
          Undistributed Loss (Earnings) from Joint Ventures     (1,779)              1,920              (1,682)
          Cumulative Effects of Changes in Accounting               --                  --              41,625
     Changes in Assets and Liabilities,
       Net of Effects of Acquisition:
          Receivables                                          (31,734)            (16,339)            (15,454)
          Inventories                                          (19,685)            (15,940)            (10,393)
          Other Assets                                          (5,930)             (5,486)             (3,568)
          Accounts Payable                                      16,352               5,410              21,201
          Income Taxes                                          (2,493)             (1,157)               (831)
          Pensions and Other Retirement Compensation           (10,249)              7,968                 105
          Reserves -- Insurance Subsidiary                       7,219               8,279               5,586
          Other Liabilities                                     32,633               6,972               2,309
--------------------------------------------------------------------------------------------------------------
Cash Provided by Operating Activities                          111,097              91,710              87,360
--------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
     Capital Expenditures                                      (92,745)            (73,421)            (67,235)
     Cash Investment in Joint Ventures -- Net                   (6,456)            (16,522)             (9,000)
     Acquisition of Business -- Net of Cash Acquired          (139,750)                 --                  --
     Purchase of Operating Assets                                   --                  --              (9,419)
     Sale of Operating Assets                                       --                  --               4,000
     Purchase of Marketable Securities                          (9,598)            (13,513)             (8,076)
     Proceeds from Sale of Marketable Securities                 4,537               2,976                  19
--------------------------------------------------------------------------------------------------------------
Cash Used for Investing Activities                            (244,012)           (100,480)            (89,711)
--------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
     Long-term Borrowings                                      171,528             128,853              21,524
     Payments of Long-term Debt                                (19,231)           (109,741)             (4,369)
     Unearned ESOP Compensation Decrease                         7,925               7,302               4,047
     Employee Stock Plans and Other                              3,041               3,164               3,872
     Dividends                                                 (18,521)            (18,045)            (18,863)
--------------------------------------------------------------------------------------------------------------
Cash Provided by Financing Activities                          144,742              11,533               6,211
--------------------------------------------------------------------------------------------------------------
EFFECTS OF CURRENCY EXCHANGE RATE CHANGES                       10,523                (828)             (1,595)
INCREASE IN CASH AND CASH EQUIVALENTS                           22,350               1,935               2,265
CASH AND CASH EQUIVALENTS -- BEGINNING OF PERIOD                10,327               8,392               6,127
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS -- END OF PERIOD                   $  32,677           $  10,327           $   8,392
--------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Payments for:
     Interest, Net of Amount Capitalized                     $  31,638           $  20,907           $  18,926
     Income Taxes                                            $  29,250           $  31,016           $  32,700
--------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.


                                       39
                                      ----
                                      PNTA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION The consolidated financial statements include
     Pentair, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The equity method of accounting is used for the joint ventures (See Note 16).
CASH EQUIVALENTS The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.
PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated at cost.
     Depreciation is computed using the straight-line method. Estimated useful lives are:
     Land Improvements: 5 years
     Buildings: 6 to 33 years
     Machinery and Equipment: 3 to 16 years
INSURANCE SUBSIDIARY The company's wholly-owned insurance subsidiary, established in June 1992, insures general and product liability, workers' compensation, and auto liability risks. The insurance subsidiary invests in marketable securities including debt and equity securities classified, effective January 1, 1994, as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Debt and equity securities are carried at fair value on the balance sheet with unrealized gains and losses reported in a component of shareholders' equity. The adoption of this Statement did not have a material effect on the company's financial position or results of operations.
These investments are treated as operating assets of the insurance subsidiary and the related earnings ($1,108,000, $775,000 and $163,000 in 1994, 1993 and 1992, respectively) are recorded as a reduction of the insurance component of cost of sales. Reserves for policy claims ($26,355,000 in 1994 and $17,332,000 in 1993) are established based on actuarial projections of ultimate loss.

THE COST AND MARKET VALUE OF DEBT AND EQUITY SECURITIES OF THE INSURANCE SUBSIDIARY AT DECEMBER 31, BY CONTRACTUAL MATURITY, ARE SHOWN BELOW:


IN THOUSANDS                                                       1994                           1993
---------------------------------------------------------------------------------------------------------------
Debt Securities:                                             Cost         Market           Cost         Market
                                                        ------------------------------------------------------
     DUE DURING THE NEXT YEAR                           $   1,828       $  1,839       $     75       $     75
     DUE AFTER ONE YEAR THROUGH FIVE YEARS                 17,458         16,532         11,727         11,853
     DUE AFTER FIVE YEARS THROUGH TEN YEARS                 1,625          1,538          4,593          4,642
--------------------------------------------------------------------------------------------------------------
                                                           20,911         19,909         16,395         16,570
--------------------------------------------------------------------------------------------------------------
EQUITY SECURITIES:                                          3,640          3,746          2,139          2,024
--------------------------------------------------------------------------------------------------------------
     TOTAL                                              $  24,551       $ 23,655       $ 18,534       $ 18,594
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


GOODWILL The excess purchase price paid over net assets of businesses acquired is amortized on a straight-line basis over periods ranging from 25 to 40 years. The amortization recorded for 1994, 1993 and 1992 was $5,895,000, $2,542,000 and $2,543,000, respectively. Accumulated amortization was $18,607,000 and $12,712,000 at December 31, 1994 and 1993, respectively.
     The company periodically reviews goodwill to assess recoverability, based on projected income and related cash flow. Impairments would be recognized in operating results if a permanent diminution in value were to occur.


                                       40
                                      ----
                                      PNTA

FOREIGN CURRENCY TRANSLATION Translation gains or losses resulting from translating foreign currency financial statements are reported in a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in earnings as incurred.
REVENUE RECOGNITION Revenue from sales is recognized at the time the product is shipped.
PRODUCT WARRANTY COSTS Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. RESEARCH AND DEVELOPMENT Research and development expenditures are expensed as incurred.
EARNINGS PER COMMON SHARE Earnings per common share are based on the weighted average number of common and common equivalent shares outstanding during each period. The tax benefits applicable to preferred dividends paid to ESOPs are: for allocated shares, credited to income tax expense; and for unallocated shares, credited to retained earnings and are not considered earnings applicable to common stock.
Fully diluted computations assume full conversion of each series of preferred stock into common stock, the elimination of preferred dividend requirements, and the recognition of the tax benefit on deductible ESOP dividends applicable to allocated shares payable based on the converted common dividend rate. Conversion was assumed during the portion of each period that the securities were outstanding. No fully dilutive data is shown for the cumulative effects of accounting changes and 1992 net income because conversion of preferred shares would be anti-dilutive.
On April 21, 1993 the board of directors approved a three-for-two stock split in the form of a 50% stock dividend. The dividend was payable June 11, 1993 to shareholders of record at the close of business on May 14, 1993. All references in the financial statements to average number of shares outstanding and related prices, per share amounts, and the stock plan data have been restated to reflect this split.
INTEREST CAPITALIZATION The following implied interest costs applicable to capital projects have been excluded from interest expense: 1994, $1,066,000; 1993, $735,000; and 1992, $788,000.
RECENT ACCOUNTING STANDARDS Effective January 1, 1994, the company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The adoption of this statement did not have a material effect on the company's financial position or results of operations. RECLASSIFICATIONS Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.


2. ACQUISITION Effective January 1, 1994, the company acquired Schroff GmbH and its international subsidiaries, manufacturers of cabinets, cases, subracks and accessories for the electronics industry, for $139.8 million. The acquisition was accounted for by the purchase method. Accordingly, the purchase price was allocated to the assets acquired based on their estimated fair values as follows: working capital, $20.9 million; property, plant and equipment, $57.8 million; other non-current liabilities, $17.9 million; and goodwill, $79.0 million. Goodwill will be amortized on a straight-line basis over 25 years.
The Schroff operating results are included in the company's consolidated results from January 1, 1994. Had the acquisition occurred at January 1, 1993, unaudited pro forma results for 1993 are: net sales $1,480.2 million; net income, $46.8 million and primary and diluted earnings per share, $2.27 and $2.21, respectively.


                                       41
                                      ----
                                      PNTA

These results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of 1993, or of the results which may occur in the future.

3. CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING Effective January 1, 1992, Pentair adopted Financial Accounting Standard (FAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Financial Accounting Standard (FAS) No. 109, "Accounting for Income Taxes." The combined effect of these accounting changes was to decrease 1992 net income by $42,237,000 ($41,625,000 cumulative effect and $612,000 operations) or $2.78 per share. As to FAS 106, the cumulative effect recorded as of January 1, 1992 was $36,891,000 or $2.32 per primary share. This represents the January 1, 1992 projected benefit obligation for prior service cost ($59,504,000) less taxes (a $22,613,000 reduction in net deferred taxes). As to FAS 109, the cumulative effect recorded as of January 1, 1992 was to decrease net income by $4,734,000, or $.29 per primary share.

4. PENDING DIVESTITURE In February 1995, an agreement was signed for the sale of Cross Pointe Paper, to be completed in April 1995, subject to certain conditions. The aggregate sales price of $200 million exceeds its book value. Cross Pointe's operations had revenues of $249.3 million, $233.8 million and $231.0 million for the years ending December 31, 1994, 1993 and 1992, respectively.

5. BALANCE SHEET INFORMATION Accounts receivable are stated net of allowances for doubtful accounts of $7,680,000 in 1994 and $6,197,000 in 1993.
Inventories are stated at the lower of cost or market. The Paper segment and all foreign companies use the first-in, first-out (FIFO) and moving average cost basis. The domestic Specialty Products and General Industrial segments use the last-in, first-out (LIFO) cost basis.

INVENTORIES ARE SUMMARIZED AS FOLLOWS:


IN THOUSANDS                                       1994           1993
----------------------------------------------------------------------
FINISHED GOODS                                $ 139,066      $ 122,712
WORK IN PROCESS                                  42,502         35,315
RAW MATERIALS
  AND SUPPLIES                                   62,083         40,799
----------------------------------------------------------------------
     TOTAL                                    $ 243,651      $ 198,826
----------------------------------------------------------------------
----------------------------------------------------------------------


If all LIFO inventories were valued at FIFO, aggregate inventory would have been $250,020,000 and $204,108,000 at December 31, 1994 and 1993, respectively.

6. LONG-TERM DEBT AND CREDIT FACILITIES Revolving credit agreements are with six banks providing credit facilities of U.S.$220 million and Deutsche Mark
     (DM) 115 million. The company pays a commitment fee at the rate of .150 of 1% per annum on the total amount of the credit facility. The revolving credit facilities are committed through January 1, 1997 (term-out date). If not renewed prior to that date, outstanding loans at the term-out date are payable in 16 quarterly installments through January, 2001. In the past, the company has consistently renewed its revolving credit agreements prior to the term-out date.


                                       42
                                      ----
                                      PNTA

DEBT IS SUMMARIZED AS FOLLOWS:


IN THOUSANDS                                                                                    1994           1993
-------------------------------------------------------------------------------------------------------------------
REVOLVING CREDIT FACILITIES: U.S.$ REVOLVERS                                              $  157,000      $  65,000
                             DM REVOLVER                                                      74,242              0
PRIVATE PLACEMENT DEBT, DUE 1996 TO 2003, AVERAGE INTEREST RATE 7.64%                        160,000        160,000
OTHER, DUE PERIODICALLY TO 2005, AVERAGE INTEREST RATE 7.1%                                   23,027         14,659
-------------------------------------------------------------------------------------------------------------------
     TOTAL                                                                                   414,269        239,659
-------------------------------------------------------------------------------------------------------------------
     CURRENT MATURITIES                                                                        5,766            803
-------------------------------------------------------------------------------------------------------------------
     TOTAL LONG-TERM DEBT                                                                 $  408,503     $  238,856
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


At December 31, 1994, the company had U.S.$157 million and DM 115 million
     (U.S.$ 74.2 million) borrowed under the credit facilities at an average interest rate of 6.05%. The average credit facilities borrowing rates were 5.2% in 1994 and 3.7% in 1993. See also interest rate swap agreements at
     Note 7.
Various debt agreements require the company to maintain minimum levels of earnings, tangible net worth and certain financial ratios. The agreements also contain various restrictive limitations on the payment of dividends and certain other restricted payments. Under the most restrictive covenants, $135,000,000 of the December 31, 1994 retained earnings were unrestricted for such purposes. The company has remained in compliance with these covenants.
Total long-term debt maturities, excluding revolving credit facilities, are $5,766,000, $51,844,000, $16,377,000, $15,811,000 and $38,406,000 for the
     years 1995 through 1999, respectively.
If revolving credit facilities are not renewed, the payouts would be $43,296,000 in 1997, $57,810,000 in 1998 through 2000, and $14,516,000 in 2001.

7. FINANCIAL INSTRUMENTS The company has interest rate swap agreements with major financial institutions. In order to manage interest rate exposures, swaps are used to change variable rate interest obligations under revolving credit facilities to fixed-rate obligations without the exchange of the underlying principal amounts. Net payments or receipts under the agreements are recorded as adjustments to interest expense and credit risk is considered remote.
As of December 31, 1994, the company had swap agreements outstanding with an aggregate notional amount of $100,000,000. The swap agreements have maturities of $20,000,000 and $80,000,000 in 1995 and 1996, respectively. The average interest rate fixed under the swap agreements is 9.35%. Under the interest rate environment existing as of December 31, 1994, the net fair value of the company's swap agreements, based on market prices quoted by dealers, was a net liability of $2,570,000.
Long-term debt, including current maturities, has a carrying value of $414,269,000 and a fair value of $406,123,000. The estimated fair value represents the present value of debt service at rates currently available to the company for issuance of debt with similar terms. Except for the above, all financial instruments are carried at amounts that approximate estimated fair value.


                                       43
                                      ----
                                      PNTA

8. LEASE COMMITMENTS At December 31, 1994, major operating lease commitments include: paper production equipment (expiring in 1996, 1999 and 2006) and a power plant (expiring in 2007).

FUTURE MINIMUM RENTAL PAYMENTS UNDER ALL OPERATING LEASES ARE:


IN THOUSANDS
--------------------------------------------------------
YEAR
1995                                         $    23,471
1996                                              15,727
1997                                              13,266
1998                                              10,956
1999                                               9,498
THEREAFTER                                        41,082
--------------------------------------------------------
     TOTAL                                   $   114,000
--------------------------------------------------------
--------------------------------------------------------

Rent expense related to operating leases amounted to $25,417,000, $20,542,000 and $19,638,000 in 1994, 1993 and 1992, respectively.

9. COMMITMENTS AND CONTINGENCIES Various lawsuits, claims and proceedings have been or may be instituted or asserted against the company relating to the conduct of its businesses, including those pertaining to product liability, environmental, safety and health, and employment matters. The company records liabilities when loss amounts are determined to be probable and reasonably estimable. Insurance recoveries are recorded only when claims for recovery are settled. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the company, management believes, based on facts presently known, that the outcome of such legal proceedings and claims will not have a material adverse effect on the company's financial position or future results of operations.
Under a $382,000,000 LSPI leveraged-lease financing, the company is committed to provide up to $90,000,000 additional cash to LSPI if needed to meet its lease obligation. Advances represented by subordinated notes have been made to fund prepaid rent payments made at year end.

10. CAPITAL STOCK
PREFERRED STOCK The two classes of preferred stock (par value -- $0.10) are:
     $7.50 Callable Cumulative Convertible Preferred Stock, Series 1988; and 8% Callable Cumulative Voting Convertible Preferred Stock, Series 1990. Both issues are held by ESOPs (see Note 12). The preferred shares are convertible into common stock and are redeemable, in whole or in part, at the option of the company on or after the dates indicated below, and at redemption prices declining to the original price per share after ten years.


PREFERRED STOCK                            SERIES 1988            SERIES 1990
-----------------------------------------------------------------------------
Shares
     AUTHORIZED                                300,000              2,500,000
     ISSUED AND OUTSTANDING                    134,165              1,819,078
Liquidation Value                              $100.00                $ 30.25
Conversion
     PRICE OF COMMON                  $ 21.33 to 26.67               $ 26.217
     SHARES OF COMMON                   4.6875 to 3.75                 1.1538
Early Redemption Date                     JANUARY 1991             MARCH 1994
-----------------------------------------------------------------------------


                                       44
                                      ----
                                      PNTA

Upon the retirement or other termination of an ESOP participant, the shares of preferred stock (Series 1988 and 1990) in which he or she is vested are automatically converted into common shares and distributed in that form, with fractional shares paid in cash.
All outstanding shares of its $1.50 Cumulative Convertible Preferred Stock,
     Series 1987 were called for redemption on March 15, 1993. In lieu of redemption, substantially all of the preferred shares were converted into 1,450,780 shares of common stock.
COMMON STOCK The authorized stock of the company also consists of 72,200,000 shares of common stock with a par value of $0.16 2/3. On April 21, 1993 the board of directors approved a three-for-two stock split in the form of a 50% stock dividend. The dividend was payable June 11, 1993 to shareholders of record at the close of business on May 14, 1993.

CHANGES IN OUTSTANDING COMMON SHARES ARE SUMMARIZED AS FOLLOWS:


IN THOUSANDS                                        1994          1993         1992
-----------------------------------------------------------------------------------
BEGINNING BALANCE                                 18,135        10,548       10,456
EMPLOYEE STOCK PLANS -- NET                           78            87           73
CONVERSION OF PREFERRED STOCK                         35         1,474           19
STOCK DIVIDEND                                         0         6,026            0
-----------------------------------------------------------------------------------
     ENDING BALANCE                               18,248        18,135       10,548
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

11. OMNIBUS STOCK INCENTIVE PLAN In April 1990, shareholders approved the 1990 Omnibus Stock Incentive Plan (the Plan), which authorizes the issuance of up to 1,634,176 shares of the company's common stock. The Plan extends to January 11, 2000. At December 31, 1994, there were 471,537 shares available for grant under the Plan.
The Plan allows for the granting of non-qualified stock options, incentive stock options, restricted stock and incentive compensation units (ICUs). Although none has been issued, the Plan also allows for granting of stock appreciation rights, performance shares and performance units.
RESTRICTED SHARES AND ICUS Restrictions on the restricted shares and ICUs generally expire in the third, fourth and fifth years after issuance. Beginning with 1993 grants, ICU restrictions will expire at the end of three years. The value of each ICU is based on the increase in book value of common stock during the restriction period and is payable when the restrictions lift. Compensation expense consists of (a) amortization of the market value of the stock on the date of award over the period in which the restrictions lapse, and (b) the annual increase in ICU value. Compensation expense was $3,050,000 in 1994, $2,491,000 in 1993 and $2,800,000 in 1992.
     The company records incremental tax benefits resulting from the program as additional paid-in capital.
OPTIONS Options are granted to purchase shares at not less than fair market value of shares on date of grant. Options generally expire after five years but may expire up to ten years from date of grant.


                                       45
                                      ----
                                      PNTA

DETAILS OF OPTIONS ARE AS FOLLOWS:


                                      NUMBER OF SHARES          OPTION PRICE
-------------------------------------------------------------------------------
1992
     GRANTED                             224,977           $24.55   -- $29.4167
     EXERCISED                           (98,719)          $13.6365 -- $21.3333
     FORFEITED                           (14,064)          $16.3333 -- $29.4167
                                        ---------
     OUTSTANDING, END OF YEAR            601,158           $13.6365 -- $29.4167
                                        ---------
     EXERCISABLE, END OF YEAR            187,707           $13.6365 -- $21.3333
                                        ---------

1993
     GRANTED                             196,499                         $27.00
     EXERCISED                          (158,652)          $13.6365 -- $29.4167
     FORFEITED                           (11,134)          $16.3333 -- $29.4167
                                        ---------
     OUTSTANDING, END OF YEAR            627,871           $16.3333 -- $29.4167
                                        ---------
     EXERCISABLE, END OF YEAR            245,577           $16.3333 -- $29.4167
                                        ---------

1994
     GRANTED                             197,948                         $35.50
     EXERCISED                           (81,151)          $16.3333 -- $29.4167
     FORFEITED                            (8,206)          $21.3333 --   $35.50
                                        ---------
     OUTSTANDING, END OF YEAR            736,462           $16.3333 --   $35.50
                                        ---------
     EXERCISABLE, END OF YEAR            354,785           $16.3333 -- $29.4167
                                        ---------


12. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) The company has an Employee Stock Ownership Plan (ESOP) covering some U.S. employees. The employees receive Series 1990 Preferred Stock in lieu of cash 401(k) matching contributions and other cash compensation.
To finance the plan, the ESOP borrowed $56,500,000 from the company and exchanged it for 1,867,768 shares of Callable Cumulative Voting Convertible Preferred Stock, Series 1990 at $30.25 per share. The unpaid balance of the twenty-year, 8.75% loan with interest only for the first four years is included in the company's balance sheet as unearned ESOP compensation.
Gross compensation expense (i.e. the value of shares allocated to participant accounts) was $6,894,000, $6,512,000, and $4,745,000 in 1994, 1993 and
     1992, respectively. The stock held by the ESOP is released for allocation to the participants' accounts as principal and interest is paid from dividends on unallocated shares ($2,831,000, $3,418,000, and $3,848,000 in 1994, 1993 and 1992, respectively) and company contributions. Through December 31, 1994, the loan has been reduced by $40,777,000; of this, $28,972,000 (958,000 shares) has been allocated to participants' accounts as compensation and dividends; and the difference is included in unearned compensation.
A separate frozen ESOP holds the Series 1988 Preferred Stock.



                                       46
                                      ----
                                      PNTA

13. PROVISION FOR INCOME TAXES The components of earnings before income taxes were as follows:


IN THOUSANDS                  1994                 1993                1992
---------------------------------------------------------------------------
DOMESTIC                  $ 76,831             $ 79,251            $ 66,840
FOREIGN                     12,269               (1,851)              5,860
---------------------------------------------------------------------------
                          $ 89,100             $ 77,400            $ 72,700
                          -------------------------------------------------
                          -------------------------------------------------

THE PROVISIONS FOR INCOME TAXES, EXCLUDING TAX BENEFITS CREDITED DIRECTLY TO SHAREHOLDERS' EQUITY, WERE AS FOLLOWS:


IN THOUSANDS                                 1994          1993           1992
------------------------------------------------------------------------------
CURRENT
  FEDERAL (LESS FOREIGN TAX CREDITS)    $  21,445     $  23,396      $  24,239
  STATE                                     4,196         4,075          4,206
  FOREIGN                                     833           (28)         2,069
------------------------------------------------------------------------------
CURRENT PROVISION                          26,474        27,443         30,514
DEFERRED PROVISION                          9,026         3,357           (614)
------------------------------------------------------------------------------
TOTAL PROVISION                         $  35,500     $  30,800      $  29,900
------------------------------------------------------------------------------
------------------------------------------------------------------------------

A RECONCILIATION OF THE STATUTORY FEDERAL TAX RATE TO THE EFFECTIVE RATE
FOLLOWS:


                                             1994           1993          1992
------------------------------------------------------------------------------
STATUTORY FEDERAL INCOME TAX RATE            35.0%         35.0%          34.0%
STATE AND LOCAL INCOME TAXES,
  NET OF FEDERAL INCOME TAX BENEFIT           3.1           3.5            3.8
ESOP DIVIDEND BENEFIT                        (1.1)         (1.0)           (.9)
INCREMENTAL FOREIGN TAX RATE                  2.0           0.9            0.1
GOODWILL                                      1.1           1.3            1.3
PRIOR YEAR ADJUSTMENT                          --          (1.0)            --
OTHER                                        (0.3)          1.1            2.8
------------------------------------------------------------------------------
EFFECTIVE TAX RATE                           39.8%         39.8%          41.1%
------------------------------------------------------------------------------
------------------------------------------------------------------------------


                                       47
                                      ----
                                      PNTA

THE TAX EFFECT OF THE PRIMARY TEMPORARY DIFFERENCES GIVING RISE TO THE COMPANY'S DEFERRED TAX ASSETS AND LIABILITIES AT DECEMBER 31, 1994 AND 1993 IS AS FOLLOWS:


                                                Current             Long-term
IN THOUSANDS, December 31, 1994            Asset (Liability)   Liability (Asset)
--------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE ALLOWANCES                  $   4,576                  --
INVENTORY ALLOWANCES                              (7,286)                  --
RETIREE MEDICAL LIABILITY                           1,338          $ (23,841)
ACCELERATED DEPRECIATION                               --              50,646
WARRANTY/PRODUCT LIABILITY ACCRUALS                11,613             (1,386)
EMPLOYEE BENEFIT ACCRUALS                           8,904            (10,690)
OTHER                                               8,604               7,977
-------------------------------------------------------------------------------
TOTAL DEFERRED INCOME TAXES                     $  27,749          $   22,706
-------------------------------------------------------------------------------
-----------------------------------------------------------------------------



                                                Current            Long-term
IN THOUSANDS, December 31, 1993           Asset (Liability)   Liability (Asset)
-------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE ALLOWANCES                 $    4,692                  --
INVENTORY ALLOWANCES                              (9,124)                  --
RETIREE MEDICAL LIABILITY                           1,170           $ (24,820)
ACCELERATED DEPRECIATION                               --              45,475
WARRANTY/PRODUCT LIABILITY ACCRUALS                11,471             (2,196)
EMPLOYEE BENEFIT ACCRUALS                           8,089            (11,111)
OTHER                                               5,277                 170

-------------------------------------------------------------------------------
TOTAL DEFERRED INCOME TAXES                    $  21,575            $   7,518
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

14. RETIREMENT PLANS The company has several non-contributory defined benefit employee pension plans covering substantially all employees of its U.S. and certain non-U.S. subsidiaries. Employees covered under the bargaining plans are eligible to participate at the time of employment and the benefits are based on a fixed amount for each year of service. Employees covered under the non-bargaining pension plans are eligible to participate upon the attainment of age 21 and the completion of one year of service; and benefits are based upon final average salary and years of service. All employees are fully vested in the plans after 5-7 years of service. The company's funding policy is to make quarterly contributions as required by applicable regulations.

ASSUMPTIONS USED TO DEVELOP PENSION DATA WERE:


                                                    1994      1993      1992
----------------------------------------------------------------------------
EXPENSE:
  DISCOUNT RATE                                     7.0%      8.0%      8.5%
  LONG-TERM RATE OF RETURN ON ASSETS                8.5%      9.0%      9.0%
  RATE OF INCREASE IN COMPENSATION                  5.0%      6.0%      6.0%
----------------------------------------------------------------------------
PBO Discount Rate Year-End                          8.5%      7.0%      8.0%
----------------------------------------------------------------------------


                                       48
                                      ----
                                      PNTA

THE FUNDED STATUS AND ACCRUED PENSION COST AT DECEMBER 31 ARE AS FOLLOWS:


                                                              PLANS WHOSE                           PLANS WHOSE
                                                             ASSETS EXCEED                      ACCUMULATED BENEFITS
                                                         ACCUMULATED BENEFITS                       EXCEED ASSETS
-----------------------------------------------------------------------------------------------------------------------
IN THOUSANDS                                           1994               1993                1994                 1993
-----------------------------------------------------------------------------------------------------------------------
Plan Assets at Fair Value                         $ 201,553          $ 182,528           $  19,915            $  30,965
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Accumulated Benefit
  Obligation (ABO):
   VESTED BENEFITS                                $ 142,928          $ 147,665           $  37,752            $  47,303
   NON-VESTED BENEFITS                                2,527              2,316               6,977                3,666

-----------------------------------------------------------------------------------------------------------------------
TOTAL ABO                                           145,455            149,981              44,729               50,969
PROVISION FOR SALARY INCREASES                       49,348             41,898               2,603                  615
-----------------------------------------------------------------------------------------------------------------------
PROJECTED BENEFIT
 OBLIGATION (PBO)                                 $ 194,803          $ 191,879           $  47,332            $  51,584
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

PLAN ASSETS (IN EXCESS OF)
  LESS THAN PBO                                   $  (6,750)          $  9,351           $  27,417            $  20,619
NET TRANSITION (LIABILITY) ASSET                      1,033                729              (3,056)              (3,028)
UNRECOGNIZED PRIOR SERVICE COST                      (3,426)            (3,420)             (1,526)              (2,555)
UNRECOGNIZED NET GAINS (LOSSES)                      10,263             (1,828)             (2,952)             (12,030)
MINIMUM LIABILITY ADJUSTMENT                             --                 --               9,453               16,998
-----------------------------------------------------------------------------------------------------------------------
ACCRUED PENSION LIABILITY                         $   1,120          $   4,832          $   29,336           $   20,004
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

IN GERMAN PRACTICE, IT IS UNCOMM0N TO FUND PENSION PLANS. APPROXIMATELY $12 MILLION OF THE $27.4 MILLION UNDERFUNDING SHOWN ABOVE (PLAN ASSETS LESS THAN
PBO) RELATES TO THE GERMAN PENSION PLANS.


THE COMPONENTS OF PENSION COST ARE AS FOLLOWS:


In Thousands                                                 1994                1993                1992
---------------------------------------------------------------------------------------------------------
SERVICE COST                                            $  11,712           $   8,582           $   7,707
INTEREST COST ON PROJECTED BENEFIT OBLIGATION              17,433              15,295              14,469
ACTUAL RETURN ON ASSETS                                    (7,450)            (23,150)            (13,706)
NET AMORTIZATION AND DEFERRAL                              (8,522)              7,475              (2,106)
----------------------------------------------------------------------------------------------------------
NET PERIODIC PENSION COST                               $  13,173           $   8,202           $   6,364
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

At December 31, 1994, approximately 78% of the plan assets are invested in listed stocks and bonds or cash and short-term investments. The rest of the plan assets are invested primarily in fixed-rate guaranteed investment type contracts purchased from insurance companies. The company's own common stock accounted for 10% of plan assets.


                                       49
                                      ----
                                      PNTA

15. POSTRETIREMENT MEDICAL AND OTHER BENEFITS The company provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits if they meet minimum age and service requirements and are eligible for retirement benefits.

THE ACCRUED POSTRETIREMENT MEDICAL AND OTHER BENEFITS COST THAT ARE NOT FUNDED WERE AS FOLLOWS AT DECEMBER 31:


IN THOUSANDS                                                 1994          1993
-------------------------------------------------------------------------------
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION (APBO):
  RETIREES                                              $  35,843     $  36,566
  FULLY ELIGIBLE ACTIVE PLAN PARTICIPANTS                  10,498        11,660
  OTHER ACTIVE PLAN PARTICIPANTS                           10,964        12,221
-------------------------------------------------------------------------------
TOTAL APBO                                              $  57,305     $  60,447
UNRECOGNIZED PRIOR SERVICE COST                             6,739         7,454
UNRECOGNIZED NET GAINS (LOSSES)                               556        (4,264)
-------------------------------------------------------------------------------
ACCRUED POSTRETIREMENT MEDICAL
 AND OTHER BENEFITS LIABILITY                           $  64,600     $  63,637
--------------------------------------------------------------------------------
------------------------------------------------------------------------------
-------------------------------------------------------------------------------


THE COMPONENTS OF THE NET PERIODIC COST ARE AS FOLLOWS:


IN THOUSANDS                                                 1994           1993                1992
----------------------------------------------------------------------------------------------------
SERVICE COST                                             $    878       $    754            $  1,013
INTEREST COST ON PROJECTED BENEFIT OBLIGATION               4,111          4,039               4,375
AMORTIZATION OF PLAN AMENDMENT                               (716)          (789)               (395)
----------------------------------------------------------------------------------------------------
NET PERIODIC POSTRETIREMENT COST                         $  4,273       $  4,004            $  4,993
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

The discount rate used in determining actuarial present value of the benefit obligations was 8.5% and 7.0% in 1994 and 1993, respectively. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.8% in 1994, declining to 6.5% by the year 2016. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1994 would be increased by 11.0%. The effect of this change on the sum of the service cost and interest cost would be an increase of 13.9%.


                                       50
                                      ----
                                      PNTA

16. JOINT VENTURES Lake Superior Paper Industries (LSPI) is a 50/50 joint venture that manufactures paper in Duluth, Minnesota. LSPI Fiber Co. is a 50/50 joint venture that owns 24% of a recycled pulp mill adjacent to the LSPI facility. For federal income tax purposes, one-half of LSPI and LSPI Fiber Co. taxable income and tax credits are included in the company's consolidated tax return.


THE COMBINED FINANCIAL DATA IS SUMMARIZED AS FOLLOWS:


IN THOUSANDS, YEARS ENDED DECEMBER 31          1994         1993          1992
------------------------------------------------------------------------------
OPERATIONS
  NET SALES                               $ 164,356    $ 143,837     $ 150,251
  OPERATING INCOME                            7,346         (892)        5,434
  PRETAX INCOME                               3,639       (3,837)        3,363
-------------------------------------------------------------------------------

IN THOUSANDS, DECEMBER 31                           1994            1993
-------------------------------------------------------------------------------
BALANCE SHEET
  CURRENT ASSETS                               $  53,144        $  54,765
  PROPERTY -- NET                                 81,393           81,855
  OTHER ASSETS                                    91,605           78,191
-------------------------------------------------------------------------------
  TOTAL ASSETS                                 $ 226,142        $ 214,811
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  LIABILITIES                                  $  33,165        $  36,594
  DEFERRED GAIN                                   30,776           32,486
  JOINT VENTURE INVESTMENT
  SUBORDINATED NOTES                              69,237           61,000
  CAPITAL CONTRIBUTION                            49,719           45,042
  UNDISTRIBUTED EARNINGS                          43,245           39,689
-------------------------------------------------------------------------------
  TOTAL LIABILITIES AND EQUITY                 $ 226,142        $ 214,811
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------



                                       51
                                      ----
                                      PNTA

17. QUARTERLY FINANCIAL DATA (UNAUDITED)


IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
1994                                                     1st            2nd            3rd            4th               Total
-----------------------------------------------------------------------------------------------------------------------------
NET SALES                                           $389,252       $391,937       $426,070       $441,911          $1,649,170
GROSS PROFIT                                          98,500         97,495        101,033        111,880             408,908
OPERATING INCOME                                      26,735         26,454         29,298         36,762             119,249
NET INCOME                                            11,100         11,825         13,775         16,900              53,600
EARNINGS PER SHARE:  PRIMARY                             .53            .57            .67            .85                2.62
                     DILUTED                             .52            .56            .64            .80                2.52
-----------------------------------------------------------------------------------------------------------------------------
1993                                                     1ST            2ND            3RD            4TH               TOTAL
-----------------------------------------------------------------------------------------------------------------------------
NET SALES                                           $321,829       $320,283       $345,506       $340,562          $1,328,180
GROSS PROFIT                                          76,920         76,205         85,754         84,830             323,709
OPERATING INCOME                                      21,143         21,261         27,470         28,319              98,193
NET INCOME                                             9,500          9,782         13,295         14,023              46,600
EARNINGS PER SHARE:  PRIMARY                             .45            .46            .66            .69                2.26
                     DILUTED                             .44            .46            .63            .67                2.20
-----------------------------------------------------------------------------------------------------------------------------

ALL PER SHARE DATA HAS BEEN ADJUSTED FOR THE THREE-FOR-TWO STOCK SPLIT IN THE
     FORM OF A 50% STOCK DIVIDEND IN JUNE 1993.

18. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION (UNAUDITED) Businesses in the SPECIALTY PRODUCTS SEGMENT manufacture products designed and marketed for commercial, residential and municipal construction and a variety of professional craftsmen and do-it-yourself applications. The products include woodworking machinery (Delta), portable power tools (Porter-Cable), residential water systems, sump pumps, environmental pumps and grinders, and industrial pumps (Myers).
Businesses in the GENERAL INDUSTRIAL EQUIPMENT SEGMENT manufacture products designed to facilitate industrial and commercial expansion and efficiencies. The products include electrical enclosures (Hoffman), electronic enclosures (Schroff) and lubrication systems and material dispensing equipment (Lincoln Industrial). Other businesses include automotive service equipment (Lincoln Automotive) and sporting and law enforcement ammunition (Federal).
Businesses in the PAPER PRODUCTS SEGMENT manufacture products sold to the publishing and printing markets. These products primarily include coated groundwood paper and uncoated printing and writing papers.
the JOINT VENTURES SEGMENT includes two 50/50 joint ventures accounted for on the equity method: Lake Superior Paper Industries (LSPI), a producer of supercalendered paper, and in 1993, LSPI Fiber Co., which owns 24% of an adjacent recycled pulp mill.
Corporate expense includes administrative costs, charges that do not relate to current operations and captive insurance activities. Corporate assets include all cash and cash equivalents.


                                       52
                                      ----
                                      PNTA

SALES AND OPERATING INCOME BY BUSINESS SEGMENT ARE INCLUDED IN THE TABLE ON PAGE
29. THE FOLLOWING TABLES PROVIDE ADDITIONAL SEGMENT INFORMATION.


                                                    GENERAL
                                   SPECIALTY      INDUSTRIAL       PAPER            JOINT
IN THOUSANDS                       PRODUCTS       EQUIPMENT       PRODUCTS        VENTURES        CORPORATE          TOTAL
-----------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS

  1994                             $  227,764     $  618,265      $  279,388      $  81,102       $  74,977      $  1,281,496
  1993                                205,737        384,656         254,042         72,867          41,499           958,801
  1992                                188,393        366,231         229,362         58,265          27,191           869,442
-----------------------------------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
  1994                               $  8,036      $  32,667       $  23,318             --          $  116         $  64,137
  1993                                  7,565         18,870          23,595             --              96            50,126
  1992                                  8,136         17,489          22,134             --             142            47,901
-----------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
  1994                              $  12,238      $  45,400       $  34,884             --          $  223         $  92,745
  1993                                  9,860         18,158          45,347             --              56            73,421
  1992                                  6,712         20,964          39,240             --             319            67,235
-----------------------------------------------------------------------------------------------------------------------------



INFORMATION BY GEOGRAPHIC AREA FOLLOWS:
IN THOUSANDS                 UNITED STATES      EUROPE             OTHER              TOTAL
----------------------------------------------------------------------------------------------
SALES
  1994                      $  1,397,396       $  180,464         $  71,310        $ 1,649,170
  1993                         1,241,089           34,402            52,689          1,328,180
  1992                         1,138,479           44,190            56,055          1,238,724
----------------------------------------------------------------------------------------------
OPERATING INCOME
  1994                      $    101,126       $   12,054         $   6,069        $   119,249
  1993                            98,641           (4,134)            3,686             98,193
  1992                            85,837            2,232             5,970             94,039
----------------------------------------------------------------------------------------------
ASSETS
  1994                      $  1,034,372       $  205,559         $  41,565        $ 1,281,496
  1993                           910,132           23,077            25,592            958,801
  1992                           815,863           27,284            26,295            869,442
----------------------------------------------------------------------------------------------

THE COMPONENTS OF THIS TABLE ARE ACCUMULATED BASED UPON THE LOCATION OF THE SUBSIDIARY OR COMPANY.


                                       53
                                      ----
                                      PNTA

INVESTOR INFORMATION


PENTAIR STOCK DATA The common stock of Pentair (Symbol: PNTA) is quoted on the NASDAQ National Market System. The price information below represents closing sale prices reported in the NASDAQ/NMS Monthly Statistical Report. There were 3,070 shareholder accounts on December 31, 1994.

PRICE RANGE AND DIVIDENDS OF COMMON STOCK


                                         DIVIDENDS LAST                                                     DIVIDENDS  LAST
1994                 HIGH        LOW     PAID     PRICE          1993                  HIGH        LOW       PAID     PRICE
--------------------------------------------------------         -----------------------------------------------------------
First Quarter      $37 1/2    $32 3/4    $.18    $36 1/4         First Quarter       $32 5/8     $26 1/2     $.17    $32 5/8
Second Quarter     $38 1/4    $32 3/4    $.18    $35 3/4         Second Quarter      $38 1/4     $32 1/2     $.17    $38 1/4
Third Quarter      $42 3/4    $36 1/4    $.18    $39 1/2         Third Quarter       $40 1/4     $34 1/4     $.17    $34 3/4
Fourth Quarter     $44 1/2    $38 1/2    $.18    $42 3/4         Fourth Quarter      $35 1/2     $31         $.17    $33
--------------------------------------------------------         -----------------------------------------------------------

SECURITIES MARKET MAKERS The following firms make markets for Pentair, Inc.
     stock: Dain Bosworth, Inc., Minneapolis, MN; Kirkpatrick, Pettis, Smith, Polian Inc., Omaha, NE; C.J. Lawrence/Deutsche Bank Securities Corp., New York, NY; Lehman Bros., New York, NY; Mayer & Schweitzer, Inc., Jersey City, NJ; Merrill Lynch Pierce Fenner & Smith, Inc., New York, NY; Piper Jaffray & Hopwood, Minneapolis, MN; Prudential Securities, New York, NY; Sherwood Securities Corp., New York, NY; Troster Singer CP, Jersey City, NJ; Weeden & Co., New York, NY
COMMON DIVIDENDS In the first quarter of 1995, the board of directors increased the cash dividend to $.20 per share quarterly for an indicated annual rate of $.80 per share. Pentair has now paid 76 consecutive quarterly dividends. See Note (6) of Notes to Consolidated Financial Statements for certain dividend restrictions.
ANNUAL MEETING The annual meeting of shareholders will be held at the Northland
     Inn, 7101 Northland Circle, Brooklyn Park, Minnesota, at 10:00 a.m. on April 19, 1995. Management and directors encourage all shareholders to attend the annual meeting.
FORM 10-K AVAILABLE A copy of the company annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be provided on request to shareholders. Written requests should be directed to Investor Relations, Pentair, Inc., Waters Edge Plaza, 1500 County Road B2 West, Suite 400, St. Paul, Minnesota 55113.
DIVIDEND REINVESTMENT PLAN Pentair has established a Dividend Reinvestment Plan.
     This plan enables shareholders to automatically reinvest Pentair dividends and to invest up to an additional $3,000 per quarter in Pentair common stock, with any costs of purchasing the shares paid by the company. The plan brochure and enrollment cards are available from the company or Norwest Bank Minnesota, N.A.
TAKEOVER DEFENSE Pentair is committed to protecting its stakeholders from harm by corporate raiders and unfriendly takeover actions. Information on our position may be obtained by writing to the Pentair, Inc. corporate secretary at the corporate office.
REGISTRAR AND TRANSFER AGENT Norwest Bank Minnesota, N.A., South St. Paul, MN 55075
CERTIFIED PUBLIC ACCOUNTANTS Deloitte & Touche LLP, Minneapolis, MN 55402 GENERAL COUNSEL Henson & Efron, P.A., Minneapolis, MN 55401


                                       54
                                      ----
                                      PNTA

SELECTED FINANCIAL DATA 10-YEAR SUMMARY           PINTAIR, INC. AND SUBSIDIARIES


IN MILLIONS,
EXCEPT PER SHARE DATA        1994       1993       1992      1991      1990      1989        1988       1987       1986      1985
---------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net Sales
SPECIALTY PRODUCTS          465.6      411.6      377.5     344.6     344.9     337.5       317.1      289.7      207.7     170.6
GENERAL INDUSTRIAL          796.1      535.0      486.5     458.3     460.3     460.9       127.9      112.5       38.4        --
PAPER PRODUCTS              387.5      381.6      374.7     366.2     370.7     365.2       378.3      387.0      377.8     363.6
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                     1,649.2    1,328.2    1,238.7   1,169.1   1,175.9   1,163.6       823.3      789.2      623.9     534.2
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Operating Income
SPECIALTY PRODUCTS           49.5       42.0       40.2      33.6      28.1      29.5        30.6       31.2       20.1      16.9
GENERAL INDUSTRIAL           76.0       42.2       38.6      35.9      34.5      32.6         9.9       11.1        2.7        --
PAPER PRODUCTS*              14.8       31.0       33.1      43.0      33.7      36.0        50.5        9.0       18.4      22.8
CORPORATE                   (21.0)     (17.0)     (17.9)    (17.4)    (15.7)    (11.0)      (12.3)      (8.7)      (7.4)     (5.9)
----------------------------------------------------------------------------------------------------------------------------------
Total                       119.3       98.2       94.0      95.1      80.6      87.1        78.7       42.6       33.8      33.8
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

NET INCOME (A)               53.6       46.6       42.8      41.1      33.0      36.4        39.8       21.9       15.2      20.1
---------------------------------------------------------------------------------------------------------------------------------

COMMON SHARE DATA
EPS -- DILUTED (A)           2.52       2.20       2.03      2.01      1.62      1.90        2.23       1.30       1.03      1.35
CASH DIVIDENDS                .72        .68        .65       .61       .59       .53         .45        .42        .40       .37
STOCK DIVIDENDS                --         50         --        --        --        --          10         --         10        25
BOOK VALUE                  21.43      18.58      16.43     17.58     15.94     14.85       13.35      11.06      10.19      9.49
STOCK PRICE                42 3/4         33     26 3/8    26 7/8    16 1/2    18 3/8      20 7/8     12 1/2     15 1/2    17 1/8
---------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
PREFERRED EQUITY (NET)       40.9       33.9       77.4      74.1      68.4      65.9        67.6       50.0         --        --
COMMON EQUITY               391.1      336.9      260.0     275.7     247.8     241.0       214.2      158.6      145.4     134.6
COMMON SHARES                18.2       18.1       15.9      15.7      15.6      16.2        16.1       13.1       12.9      11.7
ROE %(A)                     13.2       13.6       12.8      13.3      11.1      14.1        19.8       12.9       10.9      15.8
OPERATING CASH              125.0      102.0       88.4      79.4      72.0      71.2        65.6       50.8       44.4      43.2
CAPITAL EXPENDITURES         92.7       73.4       67.2      49.4      61.3      83.4        45.7       53.9       45.1      61.6
TOTAL ASSETS              1,281.5      958.8      869.4     790.6     768.9     781.4       744.7      440.4      445.0     305.8
LONG--TERM DEBT             408.5      238.9      211.5     198.4     224.7     251.1       252.1       90.7      142.7      75.0
DEBT TO CAPITAL %              49         39         39        36        42        45          47         30         50        36
---------------------------------------------------------------------------------------------------------------------------------

* INCLUDES JOINT VENTURES
ALL SHARE AND PER SHARE DATA ADJUSTED FOR STOCK DIVIDENDS.
(A) 1992 NET INCOME AND EARNINGS PER SHARE ARE BEFORE THE CUMULATIVE EFFECTS OF ACCOUNTING CHANGES. SEE NOTE 3 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
THIS DATA INCLUDES THE RESULTS OF OPERATIONS OF THE FOLLOWING BUSINESSES FROM
     THE DATE OF ACQUISITION OR TO THE DATE OF SALE: LINCOLN AND F.E. MYERS DIVISIONS OF MCNEIL (OHIO) CORPORATION, ACQUIRED AUGUST 1986; PORT HURON PAPER CORPORATION -- PORT HURON MILL, SOLD SEPTEMBER 1987, AND DETROIT MILL, SOLD IN EARLY 1988; THE FEDERAL CARTRIDGE AND HOFFMAN ENGINEERING BUSINESSES OF FC HOLDINGS, INC., ACQUIRED IN DECEMBER 1988, INCLUDED IN OPERATIONS COMMENCING JANUARY 1, 1989; AND SCHROFF GMBH AND ITS INTERNATIONAL SUBSIDIARIES, ACQUIRED JANUARY 1, 1994.
FOR RECENT DEVELOPMENTS -- SEE MANAGEMENT'S DISCUSSION & ANALYSIS -- RECENT
     DEVELOPMENTS.


                                       55
                                      ----
                                      PNTA

PENTAIR, INC. & SUBSIDIARIES

PENTAIR, INC. Pentair, Inc. is a diversified manufacturer that grows value for stakeholders by acquiring, renewing and developing manufacturing companies. Pentair businesses are organized into three segments: SPECIALTY PRODUCTS, GENERAL INDUSTRIAL EQUIPMENT AND PAPER. Our 10,300 employees provide construction, woodworking, recreation, electronics, law enforcement, automotive, industrial and printing markets with high-quality products. The eleven autonomously operated businesses have 32 locations worldwide. Pentair common shares are quoted on the NASDAQ National Market System under the symbol: PNTA. WATERS EDGE PLAZA, 1500 COUNTY ROAD B2 WEST, SUITE 400, ST. PAUL, MN 55113-3105, 612/636-7920
CROSS POINTE PAPER CORPORATION PRODUCTS Premium uncoated text and cover, commercial printing, writing, book publishing and technical papers. MARKETS General printing markets, including paper merchants, commercial printers, graphic design firms and paper converters. PRESIDENT Wilson Blackburn EMPLOYEES 1,200 LOCATIONS St. Paul, Minnesota; West Carrollton, Ohio; Dayton, Ohio; Park Falls, Wisconsin; and West Chicago, Illinois. 1295 BANDANA BOULEVARD NORTH, SUITE 335, ST. PAUL, MN 55108, 612/644-3644
DELTA INTERNATIONAL MACHINERY CORP. Products General-purpose woodworking machinery, including table saws, band saws, planers, jointers, grinders, drill presses, shapers, lathes, other tools, and accessories. MARKETS Do-it-yourself/homeshop craftsmen; commercial, residential and industrial construction; remodeling; and cabinet manufacturers, case goods, and furniture makers. PRESIDENT Nevin J. Craig EMPLOYEES 700 LOCATIONS Pittsburgh, Pennsylvania; Tupelo, Mississippi; Memphis, Tennessee; Guelph, Ontario, Canada; and Taichung, Taiwan. 246 ALPHA DRIVE, PITTSBURGH, PA 15238, 412/963-2400
FEDERAL CARTRIDGE COMPANY PRODUCTS Shotshell, centerfire and rimfire cartridges, ammunition components and clay targets. MARKETS Over 16 million licensed hunters; trap, skeet, sporting clay and target shooters; the U.S. government; and law enforcement agencies. PRESIDENT Ronald V. Mason EMPLOYEES 1,200 LOCATIONS Anoka, Minnesota; and Richmond, Indiana. 900 EHLEN DRIVE, ANOKA, MN 55303, 612/421-7100
HOFFMAN ENGINEERING COMPANY PRODUCTS Metal and composite enclosures for electrical and electronic controls, instruments and components. MARKETS Original equipment manufacturers; plant maintenance and repair; and construction. PRESIDENT Richard W. Ingman EMPLOYEES 2,250 LOCATIONS Anoka, Minnesota; Brooklyn Center, Minnesota; and Reynosa, Mexico. 900 EHLEN DRIVE, ANOKA, MN 55303, 612/421-2240
LAKE SUPERIOR PAPER INDUSTRIES PRODUCTS Supercalendered publication and printing papers. MARKETS General printing markets, especially catalogs, newspaper supplements, magazines, advertising inserts and other commercial printing. INTERIM PRESIDENT John Hosler EMPLOYEES 330 LOCATIONS Duluth, Minnesota. 100 NORTH CENTRAL AVENUE, DULUTH, MN 55807, 218/628-5100


                                       56
                                      ----
                                      PNTA

LINCOLN AUTOMOTIVE PRODUCTS Vehicle service equipment, including lubricating tools, hydraulic jacks and specialty products for the repair and service of automobiles, trucks, buses, and construction and agricultural equipment. MARKETS Products are marketed through a distributor network to professional mechanics and vehicle maintenance facilities. PRESIDENT Barry J. Wetzel EMPLOYEES 560 LOCATIONS St. Louis, Missouri; Jonesboro, Arkansas; Nogales, Mexico; and Mississauga, Ontario, Canada. ONE LINCOLN WAY, ST. LOUIS, MO 63120-1576, 314/679-4300
LINCOLN INDUSTRIAL PRODUCTS Automated and manual lubrication systems and equipment. Pumps and pump stations for thick fluids and viscous materials. MARKETS Manufacturers, process plants, mining, printers and general lubrication markets. PRESIDENT John Little, Lincoln Industrial USA; Werner Brauer, Lincoln Industrial GmbH EMPLOYEES 770 LOCATIONS St. Louis, Missouri; and Walldorf, Germany. ONE LINCOLN WAY, ST. LOUIS, MO 63120-1576, 314/679-4200
F.E.MYERS CO. PRODUCTS Pumps for domestic and commercial wells, residential and commercial sump and sewage systems, pumps and pumping systems for municipal and industrial services MARKETS Wholesale, retail and national catalog distribution to residential, commercial and industrial users; pump specialty distribution for municipal, government and OEM markets. PRESIDENT Fred C. Lavender EMPLOYEES 600 LOCATIONS Ashland, Ohio; and Kitchener, Ontario, Canada. 1101 MYERS PARKWAY, ASHLAND, OH 44805-2285, 419/289-1144
NIAGARA OF WISCONSIN PAPER CORPORATION PRODUCTS Coated groundwood publication grade papers. MARKETS General printing markets, especially magazines, catalogs, periodicals, advertising literature, trade books and general commercial printing. PRESIDENT G. Robert Gey EMPLOYEES 600 LOCATIONS Niagara, Wisconsin. 1101 MILL STREET, NIAGARA, WI 54151, 715/251-3151
PORTER-CABLE CORPORATION PRODUCTS Portable electric tools, including circular saws, reciprocating saws, band saws, sanders, drills and routers. MARKETS Woodworking, residential and industrial construction; industrial fabrication and maintenance; and home craftsmen. PRESIDENT James A. White EMPLOYEES 950 LOCATIONS Jackson, Tennessee. POST OFFICE BOX 2468, JACKSON, TN 38302-2468, 901/668-8600
SCHROFF PRODUCTS Schroff is the largest manufacturer in Europe's electronic enclosure market and a world technical leader. Schroff's comprehensive product range includes cabinets, cases, subracks, microcomputer packaging systems and a full line of accessories including backplanes, power supplies and technical workstations. MARKETS Schroff serves the worldwide industrial electronics industry including key segments such as computers, test & measurement, private LANs/data communication, industrial control and factory automation, medical and telecommunications. CO-PRESIDENTS
     James H. Frank, Benno Gengenbach EMPLOYEES 1,450 LOCATIONS Straubenhardt, Germany; Betschdorf, France; Hemel Hempstead, Hertfordshire, United Kingdom; Warwick, Rhode Island; Yokohama and Meiwa-Cho, Japan; Skarpneck, Sweden; and Gallarate (Varese), Italy. LANGENALBER STR. 96-100, D-75334 STRAUBENHARDT, GERMANY, (7082) 794-0



                                       57
                                      ----
                                      PNTA

BOARD OF DIRECTORS & PENTAIR OFFICERS

(left to right)
GEORGE N. BUTZOW (1,4,6), 65, is the former Chairman of MTS Systems Corporation.
     He has over 30 years of experience in purchasing, quality control, advertising, marketing and general management with MTS Systems and its predecessor company.

CHARLES A. HAGGERTY (1,6), 52, Chairman, President and Chief Executive Officer of Western Digital. His 30 years of manufacturing experience include a variety of executive posts with IBM.

B. KRISTINE JOHNSON (1,7), 43, is Vice President and General Manager of the Tachyarrhythmia Management Business of Medtronic, Inc. Harold V. Haverty (2,3,7), 64, is President and Chief Executive Officer of Deluxe Corporation.

HAROLD V. HAVERTY (2,3,7), 64, is President and Chief Executive Officer of
     Deluxe Corporation.

D. EUGENE NUGENT (2,3,4,5), 67, was Chairman and Chief Executive Officer of Pentair, Inc. until his retirement December 31, 1992. He joined the company in 1975.

RICHARD M. SCHULZE (2,4), 54, is Founder, Chairman, and Chief Executive Officer of Best Buy Company Inc. His 34 years in consumer electronics includes distributor sales experience as a Vice President of Northern States Distributing.

WINSLOW H. BUXTON (3,4,5,7), 55, is Chairman, President and Chief Executive
     Officer of Pentair, Inc. He joined the company in 1986 as President of Niagara of Wisconsin Paper Corporation. Previous experience includes operating and senior management positions at Willamette Industries, Boise Cascade and Publisher's Paper.

WALTER KISSLING (3,6), 63, is President and Chief Operating Officer of H. B.
     Fuller Company, a manufacturer and marketer of specialty chemical products. He is a Director of H. B. Fuller Company and Chairman and Director of one of its subsidiaries, Kativo Chemical Industries, S.A.

QUENTIN J. HIETPAS (2,5), 64, is Senior Vice President of External Affairs at the University of St. Thomas. An attorney, he has 30 years' experience in communications management with companies such as Control Data, Pillsbury and International Multifoods.

(1) Audit Committee, (2) Compensation Committee, (3) Executive Committee, (4) Shareholder Affairs Committee, (5) Nominating Committee, (6) Share Rights Committee, (7) Public Policy Committee

(left to right)
MARK T. SCHROEPFER Vice President, Finance and MIS
JOSEPH R. COLLINS Group President, Specialty Products
DAVID D. HARRISON Senior Vice President and Chief Financial Officer GERALD C. KITCH Group President, General Industrial Equipment

(left to right)
WILSON BLACKBURN Vice President, Paper Operations
DEB S. KNUTSON Vice President, Human Resources
ROY T. RUEB Vice President, Treasurer and Corporate Secretary
RONALD V. KELLY Senior Vice President, Long-Range Planning
ALLAN J. KOLLES Senior Vice President and Assistant to the Chief Executive
Officer



                                       58
                                      ----
                                      PNTA

                               PENTAIR'S SUCCESSES

                            THROUGHOUT 1994 WERE THE

                                 RESULT OF THE

                                    COMBINED

                                     EFFORTS

                          OF A TEAM OF HIGHLY SKILLED,

                         DEDICATED PEOPLE AND INVESTORS

                      WHO SHARE OUR BELIEF IN WHAT CAN BE.



                                       60
                                      ----
                                      PNTA

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


                              OPERATING GUIDELINES

     Balanced consideration will be given to the interests of shareholders and employees in managing the corporation.
        THE CORPORATE STAFF WILL BE KEPT TO MINIMUM SIZE, AND SUBSIDIARY
                OPERATIONS WILL BE AS AUTONOMOUS AS PRACTICABLE.
  A strong work ethic is expected of all constituents. Good performance will be freely recognized. Poor performance will not be condoned.
    WE WILL STRIVE TO: OPERATE WITH THE HIGHEST REGARD FOR THE ENVIRONMENT;
               ELIMINATE ENVIRONMENTAL RISKS FROM THE WORKPLACE;
                        AND MINIMIZE EMISSIONS AND WASTE.
            The dignity and self-worth of all persons involved with
                         the Company will be respected.
        SAFETY IN THE WORKPLACE AND IN WORK PRACTICES SHALL BE MAXIMIZED.
           We will encourage, aid and promote the physical and mental health, and wellness of employees and their families.
             QUALIFED EMPLOYEES WILL BE GIVEN PRIORITY FOR INTERNAL
                            EMPLOYMENT OPPORTUNITIES.
               Standards of ethics, integrity and work practices
                      shall apply equally to all employees.
     WE WILL HONOR AGREEMENTS, MEET OBLIGATIONS TIMELY, MAINTAIN THE SPIRIT
          AND INTENT OF OUR COMMITMENTS, AND VALUE GOOD RELATIONSHIPS.
      Hiring emphasis will recognize ability, compatibility and integrity, and will not discriminate on the basis of sex, religion, race or age.
          WE WILL PROMOTE OPEN AND CANDID COMMUNICATIONS WITH EMPHASIS
                 ON INFORMALITY AND ON CONVERSATIONAL EXCHANGES.

                                  PENTAIR, INC.

                                WATERS EDGE PLAZA

                            1500 County Road B2 West

                             ST. PAUL, MN 55113-3105

                                  612*636*7920