Form 10-K405, Exhibit 13
period 1995-12-31
PENTAIR INC
filed 1996-03-27
CIK 77360

EXHIBIT 13




Pentair 1995

In 1995 We Increased
Our Earnings,
Boosted Our Cash Flow, Acquired Two New Businesses, and Focused on Growing as a
Diversified Manufacturer.


Financial Highlights 1995

In Thousands, Except per Share Data and Percentages
                                  1995          1994          % Change
Net Sales                   $1,402,871    $1,261,705               11%
Income from Continuing
 Operations                     $60,500       $50,103               21%
Net Income                     $77,200       $53,600               44%

Earnings per Share from
  Continuing Operations
Primary                          $1.48         $1.21               22%
Diluted                          $1.41         $1.17               20%

Cash Dividends per Common Share   $.40          $.36               11%
Common Shareholders'
  Equity per Share               $12.37        $10.71               15%

Preferred Shareholders'
   Equity                       $44,582       $40,916                 _
Common Shareholders' Equity   $458,273      $391,058                 _
Return on Average Common
  Shareholders' Equity            16.9%         13.2%                 _

Capital Expenditures           $63,838       $57,861               10%
Total Assets                $1,252,493    $1,161,142                8%
Long-term Debt to
  Total Capital                     31%           49%                 _

Common Shares
  Outstanding at Year-End        37,035        36,496                 _
Average Common and Common
  Equivalent Shares              37,300        36,844                 _

Number of Employees
9,150         8,525                 _

Share and per share data have been restated to reflect stock dividend in February 1996.


Pentair 1995


We Continue to Grow
and Add Value
for Our Stakeholders,
Guided by Our
Code of Business Conduct and Driven by the Strategies Described in this Report.

#

Letter to Our Shareholders
Pentair

In 1995, Pentair successfully adjusted its focus and redefined its business mix. Change and rapid growth characterized this year in which we took important steps to enhance our position as a leading diversified manufacturer and establish global presence in our major industrial product markets. As we deploy our energies and resources, our new focus and strategy will lend Pentair new stability, strength, and scope.

STABILITY: In 1994, we set a strategic objective to exit the paper market and focus on the growth of our industrial businesses. In 1995, we carried out the plan. Now, as a company fully focused on industrial manufacturing, our performance will be more consistent, our operations will be less capital intensive, and our sales and earnings will be less influenced by economic cycles.

STRENGTH:The sale of our paper businesses allowed us to strengthen our capital position by reducing debt and eliminating significant lease commitments. Proceeds from the sale are being used for aggressive development of our existing businesses and for acquisitions in areas of strategic focus.

SCOPE: In 1995, we acquired two excellent businesses which met our strategic growth objectives. Fleck Controls gives us entry and leading market share in the water conditioning controls industry; and Biesemeyer supplements Delta's line of woodworking accessories. A third acquisition in early 1996 of Aplex supplements Myers' industrial pumps offerings. We continue to seek acquisitions that will allow our businesses to expand and compete at broader levels.

Net sales from 1995 continuing operations increased 11 percent over 1994 levels, while income from continuing operations grew 21 percent over the previous year. Earnings per share increased 20 percent, and our common stock price increased from $213\8 at year-end 1994 to $247\8 at year-end 1995. In January 1996, the board approved a 25 percent increase in 1996 quarterly cash dividends, making this the 20th consecutive year of increased dividends. Dividends and share price appreciation resulted in total return to shareholders of 18.3 percent in 1995.

Two moves in 1996 made Pentair more accessible and valuable to our shareholders. In February, we split our common stock two-for-one, increasing the shares outstanding to approximately 37 million; and in early March, we began trading our stock - under the symbol - on the New York Stock Exchange to improve our visibility in the international investment community and broaden our shareholder base. These moves were in keeping with our objective of encouraging broad ownership among our stakeholders.

The new Pentair is growth-minded, yet grounded in business fundamentals. Pentair's values and operating style continue to be based on a strongly decentralized model that focuses on the ethics, innovation, leadership, and participation of its people. This management philosophy has stood the test of time, and we believe it will continue to be a major factor in Pentair's growth and prosperity.

As part of the process of change, however, we have adapted our strategies to the realities of the current business environment. We have expanded beyond being broadly diversified with a focus on turning around underperforming companies and developing their niche markets. And, as Pentair has matured, we have moved our major product lines into international markets and broadened our channels of distribution to serve all our potential customers. We now have a leading global market position in some of our major product lines, while in others we possess strong, growing market share. This requires that we allocate our resources to enhance that strategic position and to provide services that are significantly value-added.

Much of Pentair's development strength is found in its aggressive approach to innovation, not only in terms of product development, but in terms of distribution, marketing, customer service, and our management approach. We expect innovation and performance from our people, and feel strongly that our decentralized yet participative work system encourages creative thinking and new approaches to the way we do business. One of Pentair's chief competitive advantages is the ability of our people to develop and produce value-added products and to deliver them with consistency, integrity, and service to the customer.

Pentair is guided by a Code of Business Conduct established by the early leaders of the company (see inside back cover). Our standards are high. We manage our businesses so that we are respected for our actions by stakeholders _ including employees, plant communities, customers, suppliers, and shareholders. We honor our agreements, meet our obligations on time, maintain the spirit and intent of our commitments, and value good relationships.

Because of our commitment to these high principles, our business transactions tend to be friendly and mutually beneficial. In the second quarter of 1995, our paper businesses were sold to companies that could provide them with broad opportunities and resources, and would maintain the commitments we had made to mill employees, customers, suppliers, and communities. In the acquisition transactions of 1995 and early 1996, corporate culture and management practices figured significantly in the

Focused on growth and top performance.
Guided by our Code of Business Conduct.
Protecting the interests of all stakeholders.

owners' decision to sell to us. When we
buy businesses, we buy for
the long term. Some 75 percent of the officers of our subsidiaries were employees of the businesses prior to Pentair ownership.

Employee satisfaction and high standards of performance continue to be our hallmarks. At every level of business, we encourage employee participation, communication, and skills development. We maintain a lean corporate structure, and strive to keep decision-making as close as possible to the operations themselves so that subsidiary businesses can function autonomously. Equally important, we intend to remain an independent public company, believing that only through independence can we continue serving the best interests of our stakeholders.

The strategies and tactics of our subsidiaries, and of Pentair as a whole, are to continue the growth of our existing businesses through internal development, supplemented by appropriate acquisitions. We will continue to look for turnaround situations where feasible and practical, but first and foremost, we will pursue acquisitions that enhance the value of our existing businesses.

I would like to thank all of our stakeholders - employees, shareholders, customers, suppliers, and communities in which we operate - for their support and contributions in developing Pentair. We are optimistic that 1996 will prove to be a very successful year, and as a management team, we remain confident that the best years for Pentair are still ahead.


Winslow H. Buxton
Chairman, President, and Chief Executive Officer

Electrical Business Strategies
Pentair

Augmenting each other's strengths in product design, marketing, and manufacturing through partnering, Hoffman and Schroff are capturing an increasingly greater share of the world enclosures market.

Mounting global initiatives with combined resources, Sales Vice Presidents Ronald Weingartner of Schroff and Del Nickel of Hoffman Engineering are working together for a bigger piece of the world enclosures market. Cross-marketing is one tactic providing each company with access to new market territories.

Today, electrical and electronic enclosures represent a $5 billion market worldwide. To be recognized as the unequivocal market leader in this industry by the year 2000 is the shared goal of Hoffman Engineering Company and Schroff, the two companies that comprise our enclosures business. Currently Hoffman has a leading share of the electrical enclosures market in North America while Schroff leads the electronic enclosures market in Europe. Together, they hold a major share of the world market, and they are positioning themselves for further growth.

To leverage their leadership positions and increase market share, Hoffman and Schroff continue to cultivate the synergistic partnership that began in 1994 when Schroff became a Pentair company. Through cooperative efforts in 1995, Hoffman and Schroff penetrated new markets and expanded product offerings at record rates.
At the 1995 Hannover Fair, for the first time under one banner, Hoffman and Schroff introduced new product lines. This joint marketing venture fulfilled two goals: it provided Hoffman a significant channel for European sales, and it gave Schroff entry into the European electrical enclosures market. Inclusion of each other's product lines in catalogs boosted sales for both companies. Cooperative manufacturing arrangements also have allowed Hoffman to begin manufacturing electronic enclosures. Schroff, which began manufacturing electrical en closures in the United Kingdom in 1994, will expand to continental Europe in 1996.

A joint product development team comprised of staff from Schroff and Hoffman launched an effort in 1995 to develop an enclosure that would meet the diverse needs of both companies' customers. Combining Schroff's expertise in electronics packaging with Hoffman's knowledge of industrial enclosures resulted in a new enclosure line which will be introduced to European markets in 1996. Meanwhile, Hoffman and Schroff have already begun additional joint development projects that will further reinforce their leadership position and reputation for quality products in the global enclosures market.

Hoffman and Schroff entered the rapidly growing Southeast Asian market in June, opening a joint sales office in Singapore. This strategic location provides access to the Pacific Rim and complements our manufacturing location in Japan. In anticipation of increasing product demand, electrical enclosures will be stocked in the region by the second half of 1996.

Expansion into new geographical territories, joint product development, and shared marketing initiatives are expected to dramatically increase sales volumes and raise production demands. Anticipating growth, Hoffman and Schroff have taken steps to construct new facilities and expand existing capacity in North America, Europe, and Asia. For example, in late January 1996, Hoffman announced plans to build a new $30 million large enclosure manufacturing facility in Mount Sterling, Kentucky.

Aggressive cross-marketing and joint product development made 1995 a year of unprecedented sales growth and territory expansion for our enclosures business. We will continue to support Schroff/Hoffman partnership strategies, which amplify the collective strengths of both companies and contribute significantly to Pentair's overall vision of global presence and growth.


Layering strength upon strength, Hoffman and Schroff thrive. At our current rate of growth, we will hold the leading global market share in enclosures by the year 2000.

Tool Business Strategies
Pentair

By the turn of the century, Pentair's tool businesses will more than double in size on the strength of low-cost manufacturing, multi-channel distribution, savvy marketing, and innovative new products.

Elevating the art of innovative tool development to new heights, Lou Brickner of Delta International and Matt Popik of Porter-Cable lead teams of designers whose products have earned 28 awards in the last four years.

Tool Business Strategies
Pentair

Pentair businesses compete in markets where survival is dependent on the ability to generate a steady stream of new products. The companies that comprise our tool business _ Delta International Machinery Corp. and Porter-Cable Corp. _ are highly successful competitors in challenging markets because they continuously invest in innovative product design and development, bring products to market quickly, and market them aggressively. Successful pursuit of this strategy is reflected in the fact that new products introduced since 1990 represent 59 percent of Delta and Porter-Cable 1995 combined sales.

Innovative product development is our hallmark. Porter-Cable's Profile Sander, which was introduced in 1995, rapidly exceeded our unit sales projections. Sales rose even higher when the sander was selected by Popular Mechanics for the magazine's prestigious 1995 Design and Engineering Award. More recognition followed, including the 1995 National Hardware Show's Retailer's Choice Award. Our products consistently receive honors for their innovation and quality.

New product offerings are being created through a balance of internal development and the acquisition of well-respected, related businesses. In 1995, Delta purchased Biesemeyer Manufacturing Corporation of Mesa, Arizona, a maker of premier saw fences and woodworking accessories. The Biesemeyer acquisition brought 24 new accessories to Delta's machinery line, and gave Delta customers new options for accessorizing Delta products.

Staying price-competitive in the home center market requires constant review of manufacturing and sourcing options. Our tool businesses supplement U.S. manufacturing by sourcing tools and components from partners based in Australia, Taiwan, and mainland China. Sourcing allows Delta and Porter-Cable to dramatically increase the number of new tools brought to market and to complete that process in a fraction of the time.

Porter-Cable this year broke ground for a 128,000-square-foot distribution center in Jackson, Tennessee, to make more space available in the existing facility for manufacturing, and to meet the growing needs of distribution and customer service. Both Delta and Porter-Cable improved their warehouse management systems to achieve shorter lead times, higher fill rates, and just-in-time delivery. Strong national television exposure lends sustained support to our marketing initiatives. Delta and Porter-Cable continue to promote woodworking as a hobby by underwriting the increasingly popular New Yankee Workshop and American Woodshop on PBS. Each week, these programs, which reach a targeted audience of 12.5 million do-it-yourselfers, strengthen our reputation, brand name recognition, and sales. Our distributors also benefit at the local level through co-op advertising.

In the future, our goal of growing twice as fast as the rapidly growing North American tool market will be accomplished through a balance of internal development and acquisition. As we pursue growth, we will seek to expand our product accessories offering and ultimately broaden the definition of what constitutes a tool.

Additional investments in internal development and related acquisitions are building the market strength of Pentair's tool businesses.

Tool Business Strategies
Pentair

#

Water Products Business Strategies
Pentair

A key element of Pentair's strategic plan involves expanding our presence in the fast-growing global water products market.
Pentair's acquisition of Fleck Controls, Inc. in November 1995 was a major step in this process.

Fred Lavender, president of Pentair's F.E. Myers pump company, and John Hosler, Fleck Controls' president, reflect the management skill and expertise that are essential in Pentair's effort to capture a significant share of the global water products market.

#

Water Products Business Strategies
Pentair

In 1995, we began assessing the $4 billion global water products market which includes pump, water system, water conditioning, and filtration markets _ to determine if it would be a suitable focus for Pentair business development. The market's 10 percent annual growth rate, combined with increasing demands for potable water in developing countries and more stringent requirements for water quality in developed nations, were indicators of excellent opportunity. We subsequently launched an initiative to expand our presence in the water products market.

Our strategy for achieving growth in this market is two-pronged. We will enhance our current pump offering by accelerating new product development at F. E. Myers Co., and we will acquire businesses that either supplement our existing product lines or provide us entry into new product categories within the water products market.

On November 1, 1995, we took a major first step in entering the water treatment business when we purchased privately held Fleck Controls, Inc. of Brookfield, Wisconsin, and its French subsidiary, Fleck Europe. Fleck designs, manufactures, and markets control valves which are major components in residential water softeners and commercial and industrial water conditioning systems. The former president of our Lake Superior Paper Industries joint venture, John Hosler, was appointed president of Fleck, which employs about 260 people in Brookfield and 50 at its Buc, France location.
Fleck is an ideal fit with Pentair from the standpoints of corporate culture and strategic growth objectives. The acquisition gives us an enviable position in the global water controls marketplace. Fleck commands a leading share of the worldwide residential water conditioning controls market and holds a similar share of the international commercial/industrial water conditioning controls market. Its strong brand name, extensive product line, and well-established distribution channels provide the platform for rapid, far-reaching market expansion.

F. E. Myers, the 125-year-old pump company upon which we are building our water products business, produced record earnings in 1995. Cost reductions and excellence in operations management contributed to the best year in the history of the company. In addition, Myers' acquisition of Aplex Industries Inc. of Midland, Texas, in January 1996 supplemented Myers' existing industrial pump line with specialized reciprocating pumps, parts, and accessories. The addition of Aplex to Myers gives Pentair a significantly greater presence in the industrial pump market.

We intend to further develop our water products business by capitalizing on the strengths of Myers and Fleck: their established customer relationships and their reputations for product reliability and qality. Concurrently, we will continue to pursue acquisition strategies that allow us to expand existing product offerings and enter new channels within the water products market.


The acquisitions of Fleck Controls and Aplex, together with the strong ongoing performance of Myers, give Pentair an excellent base upon which to build its presence in the water products market.

Emerging Businesses Strategies
Pentair

Essential to fulfilling our performance objectives is cultivating our emerging businesses through a combination of manufacturing refinements, marketing, investment, product development, and acquisition strategies.

Determining the next major business segment to take a seat with the existing electrical, tool, and water products businesses is a responsibility of Pentair's operations leadership, Gerry Kitch, Rick Cathcart, and Joe Collins.

Emerging Businesses Strategies
Pentair

Pentair's vision for business development is broad in scope, and goes well beyond tools, water products, and electrical. A stated objective of our strategic plan is to identify and establish other major business segments that we can drive and grow. For direction, we look to our Lincoln
Industrial, Lincoln Automotive, and Federal Cartridge Company businesses and the lubrication, automotive servicing, and ammunition markets they represent.

These businesses are steadily performing, well-managed companies that have the potential to become major Pentair business segments. We nurture these businesses and support efforts to enhance manufacturing, marketing, and product development approaches that will contribute to their internal growth. At the same time, we continue to explore acquisition opportunities that will allow us to achieve greater impact in targeted markets.

Federal Cartridge, which has clearly established itself as the technology leader in the ammunition business, continues to broaden its innovative product line. In 1995, nontoxic lead-free BallistiCleantrademark bullets were developed to improve shooting range environments, and high-power TacticalRegistration Mark pistol cartridges for law enforcement applications were introduced. Today, law enforcement agencies rely on Federal ammunition and account for a sizeable portion of Federal's total sales. Federal's competition loads, which helped the U.S. Shooting Team win two Olympic medals in 1992, continue to win awards for competitive shooters. In 1995, Federal sustained its position or gained in all markets; it is one of three major suppliers of ammunition in the United States.

Lincoln Industrial, our international lubrication business which has operations in the United States and Germany, turned in an outstanding financial performance in 1995. An innovative new marketing program, which helped reposition a product line, contributed to a 14 percent increase in 1995 sales. Moving a portion of its European manufacturing to plants in the Czech Republic introduced significant cost efficiencies. This was reflected in a 17 percent improvement in productivity. Lincoln Industrial continues to be competitively strong in its market, and is positioning itself through new product development and new marketing strategies to capture a greater share of the automated lubrication market which is expanding as customers convert from manual to automated lubrication systems.

Lincoln Automotive improved its performance in 1995, despite a flat market. The company, which sells vehicle service equipment and supplies to automotive aftermarkets, in 1995 was named the NAPA Tools and Equipment Supplier of the Year for the second year in a row. The
MarquetteRegistration Mark welding equipment line, acquired in 1992 and reintroduced in late 1994, is Lincoln's fastest growing product line with 1995 sales of approximately $14 million.

We continue to evaluate opportunities to build a major business segment using one of our emerging businesses as the cornerstone. We also seek to acquire substantial, established companies with products, manufacturing, or distribution to blend with and accelerate the growth of our existing companies. Finally, we seek what we call "opportunistic" acquisitions _ underperforming businesses that may operate in industries unrelated to those in which we currently conduct business and that, once revitalized, will generate above-average returns for our shareholders.


By nurturing its
emerging businesses
with management expertise, investment, and product development, Pentair will continue its history of profitable growth.

Subsidiaries
Pentair

Pentair, Inc. Pentair, with approximately 9,000 employees world wide, is composed of nine diverse manufacturing businesses which operate under a common Code of Business Conduct. These businesses provide construction, woodworking, recreation, electronics, law enforcement, water conditioning, automotive, and industrial markets with a wide range of innovative, quality products. Headquartered in St. Paul, Minnesota, Pentair was incorporated in 1966. Its subsidiaries span the globe with 32 operations in North America, Europe, and Asia. Pentair common stock is listed on the New York Stock Exchange under the symbol: PNR.
Waters Edge Plaza, 1500 County Road B2 West, St. Paul, MN 55113-3105,
612/636-7920

CORPORATE OFFICERS
Winslow H. Buxton, Chairman, President, and Chief Executive Officer Richard J. Cathcart, Executive Vice President
Joseph R. Collins, Executive Vice President
James H. Frank, Senior Vice President, Enclosures
David D. Harrison, Executive Vice President and Chief Financial
Officer
Ronald V. Kelly, Senior Vice President
Gerald C. Kitch, Executive Vice President, President International

Business Development
Deb S. Knutson, Vice President, Human Resources
Roy T. Rueb, Vice President, Treasurer, and Secretary

DELTA INTERNATIONAL MACHINERY CORP. Products A full line of homeshop products, select contractor tools, a broad line of general purpose stationary woodworking machinery, and a complete line of accessories.

Markets Residential, commercial, and industrial construction;
do-it-yourself/homeshop craftsmen; remodeling; and cabinet manufacturers, case goods, and furniture makers. President Nevin J. Craig
Employees 700 Locations Pittsburgh, Pennsylvania; Tupelo,
Mississippi; Memphis, Tennessee; Guelph, Ontario, Canada; Mesa, Arizona; and Taichung, Taiwan. 246 Alpha Drive, Pittsburgh, PA 15238,
412/963-2400

Federal Cartridge Company Products Shotshell, centerfire, and rimfire cartridges; ammunition components; and clay targets. Markets Hunting; trap, skeet, sporting clay, and target shooting; the U.S. government;
and law enforcement agencies. President Ronald V. Mason Employees 1,200 LOCATIONS Anoka, Minnesota; and Richmond, Indiana. 900 Ehlen Drive, Anoka, MN 55303, 612/421-7100

Fleck Controls, Inc. Products Residential, commercial, and industrial control valves and accessories for water softening, conditioning, and filtration. Markets Residential, commercial, and industrial water conditioning. President John C. Hosler Employees 310
Locations Brookfield, Wisconsin; and Buc, France. 20580 Enterprise Way, Brookfield, WI 53005-1006, 414/784-4490

Hoffman Engineering Company Products Metallic and composite enclosures and cabinets for electrical and electronic controls, instruments, and components. Markets Original equipment manufacturers; plant maintenance and repair; and construction. President Richard W. Ingman Employees 2,250 Locations Anoka, Minnesota; Brooklyn Center, Minnesota; Scarborough, Ontario, Canada; Hemel Hempstead, Hertfordshire, United Kingdom; and Reynosa, Mexico. 900 Ehlen Drive, Anoka, MN 55303, 612/421-2240

Lincoln Automotive Products Vehicle service products including lubricating tools and equipment, battery charging and testing equipment, welding equipment and supplies, and a complete line of lifting equipment including hydraulic jacks and specialty tools.
Markets Automotive after-markets
including automotive repair and vehicle
maintenance, farm, and industrial. Products are marketed through a distributor network to professional mechanics and vehicle maintenance facilities.
President Barry J. Wetzel Employees 560 Locations St. Louis, Missouri; Jonesboro, Arkansas; Nogales, Mexico; and Mississauga, Ontario, Canada. One Lincoln Way, St. Louis, MO 63120-1576, 314/679-4300

Lincoln Industrial Products Automated and manual lubrication systems and equipment; pumps and pump stations for thick fluids and viscous materials. Markets Manufacturers, process plants, mining, printers, and general lubrication. President Mark T. Schroepfer Employees 770 Locations St. Louis, Missouri; Walldorf, Germany; Detroit, Michigan; and Chodov, Czech Republic. One Lincoln Way, St. Louis, MO 63120-1576, 314/679-4200

F. E. Myers Co. Products Pumps for residential and municipal wells; sump pumps for residential service; submersible non-clog and grinder pumps and systems for residential, commercial, and municipal service; and reciprocating and centrifugal pumps for commercial and industrial services. Markets Wholesale and retail distribution to residential users, municipal environmental organizations, and industrial manufacturing companies. President Fred C. Lavender Employees 600
Locations Ashland, Ohio; Midland, Texas; Kitchener, Ontario,
Canada; Jacksonville, Florida; and Sacramento, California.
1101 Myers Parkway, Ashland, OH 44805-2285, 419/289-1144

Porter-Cable Corporation Products Portable electric tools including circular saws, reciprocating saws, band saws, belt sanders, random orbit sanders, drills, and routers. Markets Woodworking, residential, and industrial construction; industrial fabrication and maintenance; and home craftsmen. President James A. White Employees 950
Locations Jackson, Tennessee. 4825 Highway 45 North, Jackson,
TN 38302-2468, 901/668-8600

Schroff Products Cabinets, cases, subracks, microcomputer packaging systems, and a full line of accessories including backplanes, power supplies, and technical workstations. Markets Industrial electronics industry including key segments such as computers, test and measurement, private LANs/data communication, industrial control and factory automation, medical, and telecommunications.
Co-Presidents Vince Tomlinson, Benno Gengenbach Employees 1,450 Locations Straubenhardt, Germany; Betschdorf, France; Hemel Hempstead, Hertfordshire, United Kingdom; Warwick, Rhode Island; Yokohama and Meiwa-Cho, Japan; Skarpnack, Sweden; Gallarate (Varese), Italy; and Singapore. Langenalber Str. 96-100,
D-75334 Straubenhardt, Germany, (7082) 794-0

Financial Table of Contents
Pentair, Inc. and Subsidiaries

Financial Review  29
Management's Discussion & Analysis  30
Report of Management  36
Report of Independent Certified Public Accountants  36
Financial Statements  37
Notes to Consolidated Financial Statements  42
Selected Financial Data - Ten-Year Summary  57

Financial Review
Pentair, Inc. and Subsidiaries

Overview The Pentair vision is to be an independent, top-performing, consistently growing, diversified industrial company composed of subsidiaries that are recognized as leaders in their markets and whose combined performance maximizes benefits to shareholders, employees, customers and other stakeholders. Pentair is guided by its Business Code of Conduct and respected for and by its people.

Pentair, Inc. has strategic and financial objectives that guide management decision-making in creating value for its shareholders.

Pentair achieved solid financial results in 1995. Sales of continuing operations of $1.4 billion represented an increase of 11% over the previous year's comparable results. Earnings per share of continuing operations increased 20% to $1.41 per share in 1995. Free cash flow from continuing operations was $35 million in 1995 compared to $12 million in 1994.

Total Return to Shareholders Pentair seeks to maximize value with strategic planning for long-term performance. The Company believes shareholder value is best measured by dividend returns and equity value growth, which are enhanced when EPS growth and ROE goals are achieved.

The Company continued its strong track record returning an average of 26% return to the shareholder in the five year period. Pentair achieved an 18% total return to shareholders for the year ended December 31, 1995. Financial Goals The financial goals are to achieve: a 10% EPS growth - annual growth in earnings per share over any ten-year period; and a 15% ROE - average return on common shareholders' equity over any five-year period. The Company approached its ROE objective for 1995, achieving a 14.0% ROE for the five-year period ending with 1995. The Company reached its EPS objective achieving a 16.7% EPS growth rate over the ten-year period. Recently, the Company evaluated its financial results and has raised its goals to a 15% EPS growth in the near-term coupled with a 17% ROE.

Management's Discussion & Analysis
Pentair, Inc. and Subsidiaries

Strategic Transactions In September 1994, Pentair announced that it was exploring strategic alternatives for its paper businesses, including their possible sale. In the second quarter of 1995, all of the Pentair paper businesses were sold. The sale transactions have permitted
Pentair to focus its commitment and resources in the industrial products sector, continuing the strong growth and leading market positions these businesses have achieved.

In 30 years of business, Pentair has achieved a reputation as one of the nation's premier diversified, growth-oriented manufacturing companies. To maintain this reputation and enhance value for our shareholders, it is important that we continue to follow the fundamentals that helped us grow as we pursue a new, more aggressive strategic plan.

Financial Condition The Company's financial condition grew stronger in 1995 with cash from operations being sufficient to fund business growth and capital expenditures.
In 1995, the sale of the businesses in the Paper Products and Joint
Venture segments substantially increased the financial strength of the Company. Funds obtained from the sale of these businesses were used to reduce private placement debt, and revolving credit borrowings.

The Company has managed its financial condition to position itself in accordance with its strategic plan of focusing on its industrial businesses. The success of this financial management has led to efficient use of resources in maximizing cash flow from operations and minimizing external borrowing.

Cash from operating activities reached $105.7 million in 1995 compared to $75.2 million in 1994 as restated. Focused management of working capital levels, in relation to increased sales volume, helped cash flow. In 1995, cash from operations was sufficient to cover capital expenditures, investments in marketable securities in the captive insurance subsidiary and to cover dividend payments. The Company attained a positive free cash flow from continuing operations of $34.8 million in 1995 compared to $12.2 million in 1994. Free cash flow, a measure of the internal financing of operational cash needs, is defined as cash from operations, less net operating investments, excluding acquisitions or dispositions of major business lines.

Looking ahead to 1996, cash from operating activities generated by the industrial businesses is anticipated to more than cover investments in capital, dividends and small synergistic acquisitions. The Company is in a position to finance additional acquisitions without significantly effecting its financial condition.

Pentair invests capital to maintain existing businesses, introduce new products and develop new businesses. In the last five years, $204 million has been reinvested in the businesses. Pentair has invested $63.8 million, $57.8 million and $28.1 million in the businesses in the Specialty Products and General Industrial
Equipment segments for the periods
ending December 31, 1995, 1994 and 1993, respectively.

Capital outlays are expected to be about $90 million in 1996. Future projects include a new manufacturing plant for Hoffman Engineering in Mount Sterling, Kentucky; reconfiguration and expansion of manufacturing facilities; upgrading of information technology systems; and new product development. Over the past 2 years, environmental capital expenditures have accounted for significantly less than 5% of the total capital spending. Amounts in the future are anticipated to be even less.

In 1995, the Company acquired Fleck Controls Inc. for approximately $134 million, net of cash acquired, of which $13.2 million was financed through revolving borrowings and the balance by delivery of promissory notes payable in 1996. These notes were paid in January through the use of $100 million from a deferred payment received in connection with the sale of the paper businesses and the balance from revolving borrowings. In
1994, by contrast, the Company acquired Schroff GmbH for approximately $140 million, net of cash acquired, financed entirely through existing domestic and new foreign revolving credit facility agreements.

As a result of the sale of its Paper businesses, Pentair's financial condition improved greatly in 1995, permitting the Company to repay in full, as of the end of the year, all U.S. revolving borrowings and to reduce its private placement debt. Even taking into account the acquisition of Fleck Controls, a portion of the purchase price of which was paid through the use of its revolving loan agreements, Pentair's long-term debt to total capital ratio as of December 31, 1995 was 31%, down from 49% at the end of 1994.

Based upon current operating plans, the credit available under revolving credit facilities is considered adequate to cover seasonal working capital, long-term capital expenditures, and captive insurance company investments.
In January 1996, the Company raised its quarterly dividend to 12.5 cents per share (25 cents pre-split), or an annual rate of $.50 per share
($1.00 pre-split). This is a 25% increase over 1995.
Pentair has increased its dividend payment each year since
1976.Since the first cash dividend in 1976, dividends have increased at an average annualized growth rate of 16%.


Results of Operations

                                General
                 Specialty     Industrial
In Thousands     Products      Equipment       Corporate     Total
Sales
1995             $516,841      $886,030              -       $1,402,871
1994              465,573       796,132              -        1,261,705
1993              411,570       534,994              -          946,564
Operating Income
1995             $56,655        $82,872         $(23,280)      $116,247
1994              49,518         76,003          (19,947)       105,574
1993              41,973         42,181          (16,021)       68,133


Consolidated
1995 Versus 1994 Consolidated net sales from continuing operations increased to $1,402.9 million in 1995, representing an 11.1% increase over 1994. Continued strength in both domestic markets as well as interna-tional sales helped propel the double digit growth rate. The acquisition of Fleck Controls at the beginning of November contributed less than 1% to this increase. With sales growth split evenly between the Specialty Product and General Industrial segments, we saw continued strength from new product introductions and further distribution channel penetration.

Operating income from continuing operations increased to $116.2 million in 1995, up 10.1% over 1994. Net income increased by 44.0% to $77.2 million versus $53.6 million in 1994. Double digit growth from continuing industrial operations, lower interest cost and a gain from the sale of our paper operations drove the substantial increase in net income.

Gross profit margin was slightly lower at 29.0% versus 29.3% in 1994 due primarily to additional cost in penetrating new channels of distribution and a product mix shift in sporting ammunition. As a result of increased sales and productivity improvement, the industrial businesses again reduced their selling, general and administration (SG&A) cost as a percent of sales from 19.9% in 1994 to 19.7% in 1995.

Operating income as a percent of net sales for the continuing operations was 8.3% compared to 8.4% in 1994. This compares to 7.1% for the total business, including paper operations, in 1994. Most businesses increased their operating income margin with the exception of Federal. Federal's margins were down due to product mix changes created by external market factors in 1995 and higher raw material cost. Product mix had created very favorable profits in 1994.

Interest expense declined dramatically in 1995 as long-term debt dropped from $408.5 million at the end of 1994 to $219.9 million in 1995.
Borrowings were reduced by application of proceeds from the sale of the paper businesses, partially offset by the purchase of Fleck Controls.

The effective tax rate was higher in 1995, 40.5% versus 40.0% in 1994. The higher rate resulted from increased profitability of operations outside the U.S.

1994 Versus 1993 Net sales from continuing operations increased to $1,261.7 million in 1994, a 33.3% increase over 1993;
largely attributable to the
full year operating results of the Schroff group of businesses. In addition, strong worldwide economic conditions coupled with new products and new distribution channels helped drive the sales and earnings in the industrial businesses.

Operating income from continuing operations increased by 55.0%, $105.6 million in 1994 versus $68.1 million in 1993. This increase was due to the addition of the Schroff group as well as continued improvement from all industrial businesses.

Operating income as a percentage of sales for continuing operations improved from 7.2% in 1993 to 8.4% in 1994. Improved market conditions and greater operating efficiencies aided in this improvement.

Interest expense increased due to higher borrowing as a result of the Schroff acquisition and higher overall interest rates. The impact of higher rates was somewhat mitigated due to a favorable mix of borrowing in Europe versus the US.

The effective income tax rate decreased from 40.7% to 40.0%.

Segment Discussion
Specialty Products Businesses in this group manufacture tools and equipment designed and marketed for commercial, residential and municipal construction and a variety of professional craftsman and do-it-yourself applications. The products include woodworking machinery (Delta); portable power tools (Porter-Cable); and residential water systems, sump pumps, environmental pumps and grinders, and industrial pumps (Myers). In November, 1995 Pentair acquired Fleck Controls, Inc., a manufacturer of residential, commercial, and industrial control valves and accessories for water softening, conditioning, and filtration.

1995 Versus 1994 Specialty Products sales increased $51.3 million or 11.0% as a result of new product introductions and expanded distribution in home center and hardware channels. Acquired in November, Fleck Controls, Inc. contributed two months of sales and income to Pentair in 1995.

Operating income as a percent of sales increased to 11.0% from 10.6% because of productivity gains and capacity efficiencies.

1994 Versus 1993 Specialty Products sales increased $54.0 million or 13.1% Growth in this segment was driven by expanded distribution in the home center and hardware channels. All businesses experienced growth due to new products and strong market demand from positive housing starts and construction trends.

Operating income as a percent of sales increased to 10.6% from 10.2% because of productivity gains and capacity efficiencies.

Outlook Ongoing product development and broader distribution through market expansion should contribute to increased sales and operating income from the tool businesses in 1996. Completion of a new
Porter-Cable distribution center should provide additional productivity efficiencies. Specialty Products will benefit from a full year of Fleck operations in 1996.

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

1995 Versus 1994 General Industrial Equipment sales increased $89.9 million or 11.3% over 1994 driven by new product introductions and continued strong market demand across product lines. The active worldwide durable goods markets which characterized 1994 continued in 1995, increasing orders at Hoffman and Schroff. In contrast to 1994, orders at Federal were unusually weak in 1995 as customers and distributors worked down stock-piled inventories of ammunition that had been built the previous year in anticipation of new handgun regulations. Lincoln Automotive markets were essentially flat year to year, though operating efficiencies and higher sales to key customers helped the Company improve performance over 1994. Lincoln Industrial performed well as a result of productivity improvements, reduced working capital and increased sales.

Volume efficiencies and productivity improvements in most of the General Industrial Equipment businesses were offset by an unfavorable product mix at Federal, resulting in a decrease in operating income as a percent of sales from 9.5% to 9.4%.

1994 Versus 1993 General Industrial Equipment sales increased $261.1 million or 48.8% over 1993. The existing businesses grew 15% with the acquisition of Schroff contributing the balance.
New products and strong market demand contributed to the increase in existing businesses. Strong durable goods markets boosted orders at Hoffman and Schroff. The positive change in the European economy helped drive sales at the German subsidiaries. Orders at Federal were unusually strong in 1994 as customers stockpiled inventories of ammunition.

Operating income as a percent of sales increased to 9.5% from 7.9% improving the segment's overall margins during 1994. Volume efficiencies and productivity improvements strengthened margins.

Outlook New products and productivity gains are expected to contribute to increased sales and operating income for 1996 in this segment.
Although the European economy is not expected to be as strong in 1996 as in 1995, the European operations are forecasting continued good performance for the year.

Inflation The rate of inflation remains at reasonable levels in the United States and most of the foreign economies that affect Pentair results.

Insurance Subsidiary The Company's captive insurance subsidiary provides a cost effective means of obtaining insurance coverage for general and product liability, workers' compensation and auto liability. The insurance subsidiary insures directly and reinsures an admitted carrier. Loss reserves are established based on actuarial projections of ultimate loss.

Environmental Matters Pentair believes,
that under current laws and regulations, its environmental matters are manageable in the ordinary course of the operations of affected businesses. Some subsidiaries face remediation of soil and groundwater as a result of predecessors or their own previous disposal practices. In addition, Pentair subsidiaries have been named as potentially responsible parties at a small number of Superfund or other sites being studied or remediated. In all cases to date, the affected business has been deemed to be a de minimis defendant or the business's share of remediation costs has not been material to the Company. With the sale of the paper businesses, the Company has contractually retained certain obligations pertaining to environmental issues of some discontinued operations.

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

The Company also engages environmental professionals to perform periodic audits of its facilities to assist Pentair in complying with the various environmental laws and regulations faced by its businesses. Capital expenditures necessary for compliance with environmental regulations were not material during 1995 or 1994, nor are they anticipated to be material in the foreseeable future.

Report of Management & Report of Independent Certified Public Accountants Pentair, Inc. and Subsidiaries

To the Shareholders of Pentair, Inc.:

The consolidated financial statements of Pentair, Inc. have been prepared by company management who are responsible for their integrity and objectivity. These statements have been prepared in accordance with generally accepted accounting principles and, where appropriate, reflect estimates based on judgments of management.

Pentair maintains a system of internal controls.
Our systems provide reasonable assurance that assets are protected, transactions are appropriately reported and established procedures are followed.

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


Winslow H. Buxton
Chairman, President, and Chief Executive Officer

David D. Harrison
Executive Vice President and Chief Financial Officer


To the Directors and Shareholders of Pentair, Inc.:

We have audited the accompanying consolidated balance sheets of Pentair, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31,1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pentair, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Minneapolis, Minnesota
February 9, 1996

Consolidated Statements of Income
Pentair, Inc. and Subsidiaries


In Thousands,
except per share amounts  Years Ended December Thirty-first
                                 1995                1994            1993
Net Sales                  $1,402,871         $1,261,705        $946,564

Operating Costs
  Cost of Goods Sold          996,576            892,321         682,662
  Selling, General and
     Administrative            276,683            251,685         186,447
  Research and Development     13,365             12,125           9,322

Total Operating Costs
                            1,286,624          1,156,131         878,431

Operating Income              116,247            105,574          68,133
Interest Expense              (21,861)           (23,519)        (14,155)
Interest Income                  7,308              1,450           1,155
Income from Continuing
  Operations before
  Income Taxes                 101,694             83,505          55,133
Provision for Income Taxes
                                41,194             33,402          22,450
Income from Continuing
  Operations                    60,500             50,103          32,683
Discontinued Operations:
 Income from Operations
    of Discontinued
  Paper Products
 and Joint Venture Segments
  (Net of Applicable Income
 Taxes of $2,740, $2,098 and
  $8,350,Respectively)          4,566              3,497          13,917
Gain on Sale of Discontinued
  Operations
  (Less Applicable
    Income Taxes of $7,734)    12,134                  0               0
Net Income                     77,200             53,600          46,600
  Preferred Dividend
   Requirements                 5,203              5,416           6,114
  Earnings Applicable
   to Common Stock            $71,997            $48,184         $40,486

Earnings per Common Share
  Primary
    Continuing Operations       $1.48              $1.21            $.76
     Discontinued Operations      .45                .10             .37
                                $1.93              $1.31           $1.13

Fully Diluted
  Continuing Operations         $1.41              $1.17           $ .76
  Discontinued Operations         .40                .09             .34
                                $1.81              $1.26           $1.10

Average Common Shares Outstanding
  Primary                      37,300             36,844          35,782
  Diluted                      42,380             42,080          41,910

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
Pentair, Inc. and Subsidiaries

In Thousands       December Thirty-first                1995         1994
Assets
Current Assets
Cash and Cash Equivalents                            $36,648      $32,677
  Accounts Receivable _ Trade (Net)                  262,503      219,527
  Note Receivable                                    100,000            0
  Inventories                                        212,685      193,087
  Deferred Income Taxes                               26,017       23,087
  Net Assets of Discontinued Operations                    0      240,136
  Other Current Assets                                 9,391        8,701
  Total Current Assets                               647,244      717,215

Property, Plant and Equipment
  Land and Land Improvements                          18,284       16,708
  Buildings                                          100,355       92,958
  Machinery and Equipment                            312,250      257,389
  Construction in Progress                            21,219       11,677
  Total                                              452,108      378,732
  Less Accumulated Depreciation                      185,381      147,581
  Property, Plant and Equipment                      266,727      231,151

Marketable Securities _ Insurance Subsidiary          33,036       23,655
Goodwill _ Net                                       282,376      170,965
Other Assets                                          23,110       18,156
  Total Assets                                    $1,252,493   $1,161,142


In Thousands          December Thirty-first             1995         1994
Liabilities
Current Liabilities
  Accounts Payable                                   $90,846      $78,065
  Notes Payable                                      120,732            0
  Compensation and Other Benefits Accruals            68,414       48,657
  Income Taxes                                        17,812        2,708
  Accrued Product Claims and Warranties               21,684       24,324
 Accrued Expenses and Other Liabilities               58,363       61,277
  Current Maturities of Long-term Debt                18,950        3,566
      Total Current Liabilities                      396,801      218,597
 Long-term Debt                                      219,896      408,503
 Other Liabilities                                    21,141       13,558

Deferred Income Taxes                                     68          366
 Pensions and Other Retirement Compensation           38,220       26,182
 Postretirement Medical and Other Benefits            46,158       40,878
 Reserves _ Insurance Subsidiary                      27,354       21,084

Commitments and Contingencies (Note 9)

Shareholders' Equity
  Preferred Stock _ at Liquidation Value
  Outstanding: 1,873,051 Shares in 1995
   and 1,953,243 Shares in 1994                       65,656        68,444

Unearned ESOP Compensation                           (21,074)      (27,528)
  Common Stock _ Par Value, $.16  2\3
   Outstanding: 37,035,082 in 1995
   and 36,496,310 in 1994                              6,172         6,082
  Additional Paid-in Capital                          169,832       163,273

  Currency Translation and Pension Adjustments         11,020         8,033
  Retained Earnings                                   271,249       213,670

Total Shareholders' Equity                            502,855       431,974
Total Liabilities and Shareholders' Equity         $1,252,493    $1,161,142

See Notes to Consolidated Financial Statements.


Consolidated Balance Sheets
Pentair, Inc. and Subsidiaries


Consolidated Statements of Shareholders' Equity
Pentair, Inc. and Subsidiaries

In Thousands       Years Ended December Thirty-first
                                     1995            1994            199
Preferred Stock
  Beginning Balance               $68,444         $69,380        $120,137
  Conversions into Common         (2,788)           (936)        (50,757)
  Ending Balance                   65,656          68,444          69,380

Unearned ESOP Compensation      $(21,074)       $(27,528)       $(35,453)

  Beginning Balance               $6,082          $6,044           $5,274
  Employee Stock Plans _ Net          54              26               35
  Conversions into Common             36              12              735
  Ending Balance                   6,172           6,082            6,044

Additional Paid in Capital
  Beginning Balance             $163,273        $160,438         $108,565
  Employee Stock Plans _ Net       3,828          1,926            1,914
  Conversions into Common          2,731          909             49,959
  Ending Balance                 169,832         163,273          160,438

Currency Translation
  and Pension Adjustments
  Beginning Balance               $8,033        $(7,047)          $(1,483)
  Currency Translation               927         11,414             (709)
  Pension Adjustments              2,060          3,666           (4,855)
  Ending Balance                  11,020           8,033           (7,047)

Retained Earnings
  Beginning Balance             $213,670        $177,487         $147,612
  Net Income                     77,200          53,600           46,600
  Dividends
    Common                      (14,718)        (13,105)         (11,931)
   Preferred                    (5,203)         (5,416)           (6,114)
  Payment for Redemption of Stock Rights
                                   (558)             _                _
  Tax Benefit of Preferred Dividends
                                    858          1,104              1,320
Ending Balance                  271,249         213,670            177,487

Total Shareholders' Equity     $502,855        $431,974           $370,849



See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Pentair, Inc. and Subsidiaries


In Thousands         December Thirty-first
                                         1995        1994            1993
Operating activities
  Net Income                            $77,200      $53,600         $46,600
  Adjustment for Discontinued Operations
                                        (16,700)     (3,497)         (13,917)
  Adjustments to Reconcile to Cash Flow
    Depreciation                        41,570       34,924           23,988
    Amortization of Intangible Assets
                                        7,364        5,895             2,542
    Deferred Income Taxes               5,725        2,903            (1,011)
  Changes in Assets and Liabilities,
    Net of Effects of Acquisition
    Receivables                       (34,103)      (24,099)         (16,504)
    Inventories                       (9,257)       (12,364)         (14,723)
    Other Assets                      (10,060)      (8,597)          (5,647)
    Accounts Payable                  10,038        2,584             7,724
    Accrued Compensation and Benefits
                                      17,735        10,383            6,226
    Income Taxes                      9,692         (7,000)           1,459
    Pensions and Other Retirement Compensation
                                      12,038        (12,251)          7,920
    Reserves _ Insurance Subsidiary   6,270         7,219             8,279
    Other Liabilities                 (11,849)      25,462            1,511

Cash from Operations:
  Continuing Operations               105,663       75,162           54,447
  Payments Related to Discontinued Operations
                                      (34,925)     (5,405)           (29,606)
  Total Cash from Operating Activities
                                      70,738       69,757             24,841

Investing Activities
  Capital Expenditures               (63,838)     (57,861)           (28,074)
  Proceeds from Sale of Discontinued Operations
                                     216,086           _                 _
  Acquisition of Businesses _ Net of Cash Acquired
                                     (16,517)     (139,750)               _
  Purchase of Marketable Securities
                                     (13,081)     (9,598)            (13,513)
  Proceeds from Sale of Marketable Securities
                                     6,091        4,537               2,976
  Cash Provided by (Used for) Investing Activities
                                     128,741      (202,672)           (38,611)

Financing Activities
  Long-term Borrowings               30,792       171,528         128,853
  Payments of Long-term Debt         (210,236)    (19,231)        (104,741)
  Unearned ESOP Compensation Decrease
                                     6,454        7,925            7,302
  Employee Stock Plans and Other
                                     4,161        3,041            3,164
  Dividends                          (19,921)     (18,521)         (18,045)

 Cash Provided by (Used for) Financing Activities
                                    (188,750)     144,742          16,533
Effects of Currency Exchange Rate Changes
                                    (6,758)       10,523           (828)
Increase in Cash and Cash Equivalents
                                    3,971         22,350            1,935
Cash and Cash Equivalents
 _ Beginning of Period
                                    32,677        10,327            8,392
Cash and Cash Equivalents
 _ End of Period
                                    $36,648       $32,677          $10,327

Supplemental Cash Flow Information:
 Cash Payments for: Interest        $22,571       $22,856          $13,157
                Income Taxes        34,754        27,649           23,316



See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements
Pentair, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies

Principles of consolidation The consoli-dated financial statements include Pentair, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash equivalents The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Property, plant and equipment Property,
plant and equipment is stated at cost. Depreciation is computed using the straight-line method. Estimated useful lives are:
   Land Improvements:             5 years
   Buildings:                6 to 33 years
  Machinery and Equipment:  3 to 16 years.

Insurance Subsidiary The Company's wholly-owned insurance subsidiary, established in June 1992, insures general and product liability, workers compensation, and auto liability risks. The insurance subsidiary invests in marketable securities including debt and equity securities classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Debt and equity securities classified as available-for-sale are carried at fair value on the balance sheet with unrealized gains and losses reported in a component of shareholders' equity.

These investments are treated as operating assets of the insurance subsidiary and the related earnings ($1,470,000, $1,108,000, and $775,000 in 1995, 1994 and 1993, respectively) are recorded as a reduction of the insurance component of cost of sales. Reserves for policy claims ($34,192,000 in 1995 and $26,355,000 in 1994) are established based on actuarial projections of ultimate loss.


The cost and market value of debt and equity securities of the insurance subsidiary at December 31, by contractual maturity, are shown below:

In Thousands                                  1995                   1994
Debt Securities:                         Cost     Market       Cost     Market
Due During the Next Year                 $1,504   $1,504       $1,828   $1,839
Due After One Year through Five Years    17,405   17,159       17,458   16,532
Due After Five Years through Ten Years   4,957    5,844        1,625    1,538
                                         23,866   24,507       20,911   19,909
Equity Securities:                       7,492    8,529        3,640    3,746
Total                                    $31,358  $33,036      $24,551  $23,655


Goodwill The excess purchase price paid over net assets of businesses acquired is amortized on a straight-line basis over periods ranging from 25 to 40 years. The amortization recorded for 1995, 1994 and 1993 was $7,253,000, $5,895,000 and $2,542,000, respectively. Accumulated amortization was $25,860,000 and $18,607,000 at December 31, 1995 and 1994, respectively. The Company periodically reviews goodwill to assess recoverability. The Company evaluates the recoverability by measuring the unamortized balance of such goodwill against estimated future cash flows. If events or changes in circumstances indicated that the carrying amount of such asset may not be recoverable, the asset would be adjusted to the present value of the estimated future cash flows. Based on evaluations performed, there was no adjustment to the carrying value of goodwill in 1995.

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

Research and development Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products, improving or creating variations of existing products, or modifying existing products to meet new applications.

Earnings per common share Earnings per common share are based on the weighted average number of common and common equivalent shares outstanding during each period. The tax benefits applicable to pre-ferred dividends paid to ESOPs are: for allo-cated shares credited to income tax expense; for unallocated shares, credited to retained earnings and not considered earnings applicable to common stock.

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

On January 22, 1996 the board of directors approved a two-for-one stock split in the form of a 100% stock dividend. The dividend was payable February 16, 1996 to shareholders of record at the close of business on February 2, 1996. On April 21, 1993 the board of directors approved a three-for-two stock split in the form of a 50% stock dividend. The dividend was payable June 11, 1993 to shareholders of record at the close of business on May 14, 1993. All references in the financial statements to shares outstanding and related prices, per share amounts, and the stock plan data have been restated to reflect these splits.

Recent Accounting Standards The Company adopted Financial Accounting Standards Board Opinion No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" on
December 31, 1995. No adjustments were required.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires adoption of the disclosure provisions no later than fiscal years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for nonemployee transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments.

Companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based trans-actions, but are required to disclose in a note to the financial statements pro forma net income and earnings per share as if the Company had applied the new method of accounting.

The accounting requirements of the new method are effective for all employee awards granted after the beginning of the fiscal year of adoption. The Company has not yet determined if it will elect to change to the fair value method, nor has it determined the effect the new standard will have on net income and earnings per share should it elect to make such a change. Adoption of the new standard will have no effect on the Company's cash flows.

Reclassifications Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

2. Fleck Acquisition Effective November 1, 1995, the Company acquired
Fleck Controls, Inc., a manufacturer of control valves which are major components in residential water softeners, and commercial and industrial water conditioning systems for $133.9 million of which $13.2 million was paid in cash and promissory notes due
January 2, 1996 for $120.7 million were given for the remainder.
The acquisition was accounted for by the purchase method;
accordingly, the purchase price was
allocated to the assets acquired based on their estimated fair values as follows: working capital, $11.1 million; property, plant and equipment, $10.5 million; other non-current liabilities, $.2 million;
other intangible assets, $3.5 million; and goodwill, $109.1 million. Goodwill will be amortized on a straight line basis over 25 years. The Fleck operating results are included in the Company's consolidated results from November 1, 1995.
Had the acquisition occurred at January 1, 1994, unaudited proforma results for 1994 are: net sales $1,322.2 million; income from continuing operations, $51.2 million and primary and diluted earnings per share from continuing operations, $1.25 and $1.20, respectively. Unaudited proforma results for 1995 are: net sales $1,460.0 million;
income from continuing operations, $61.8 million and primary and diluted earnings per share from continuing operations, $1.52 and $1.44, respectively.

These results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of 1994, or of the results which may occur in the future.

3. Schroff Acquisition Effective January 1, 1994, the Company acquired Schroff GmbH and its international subsidiaries, manu-facturers of cabinets, cases, subracks and accessories for the electronics industry, for $139.8 million. The acquisition was accounted for by the purchase method, accordingly, the purchase price was allocated to the assets acquired based on their estimated fair values as follows: working capital, $20.9 million; property, plant and equipment, $57.8 million; other non-current liabilities, $17.9 million; and goodwill, $79.0 million. Goodwill will be amortized on a straight line basis over 25 years.

The Schroff operating results are included in the Company's consolidated results from January 1, 1994. Had the acquisition occurred at January
1, 1993, unaudited proforma results for 1993 are: net sales $1,098.6 million; income from continuing operations, $32.9 million and primary and diluted earnings per share from continuing operations, $0.77.

4. Discontinued operations _ paper products and joint venture segments On April 1, 1995 the Company sold its Cross Pointe Paper Corporation subsidiary for $203.3 million, of which $103.3 million was received in cash and a promissory note due January 2, 1996 was received for the remainder. On June 30, 1995 the Company sold its Niagara of Wisconsin Paper Corporations, its 50% share of Lake Superior Paper Industries
(LSPI) joint venture and its 12% share of Superior Recycled Fiber Industries (SRFI) for approximately $115.6 million cash.

The gain on the sales was $12.1 million after income tax expense of $7.7 million. The transaction added 28 cents to diluted earnings per share in 1995.

The prior years have been restated to include the Company's former paper businesses (Paper Products and Joint Venture segments) as discontinued operations.


Summarized results of operations and
financial position data of discontinued
operations were as follows:

Results of Operations
in millions                      1995           1994            1993
  Net Sales                    $145.1         $387.5          $381.6
  Operating Income                9.0           13.7            30.0
  Earnings, Net of Tax            4.6            3.5            13.9
  Gain on Sale,
    Net of Tax                   12.1            0.0             0.0


Financial Position
in millions                                      12/31/94
  Current Assets                                     $92.1
  Net Property, Plant and Equipment                  179.8
  Other Assets                                        88.5
  Current Liabilities                               (67.1)
  Other Liabilities                                 (53.2)
  Net Assets of
    Discontinued Operations                         $240.1


5. Balance Sheet Information Accounts receivable are stated net of allowances for doubtful accounts of $7,840,000 in 1995 and $7,189,000 in 1994.

Inventories are stated at the lower of cost or market. All foreign companies use the first-in, first-out - FIFO and moving average methods. The domestic Specialty Products and General Industrial segments use the last-in, first-out - LIFO method.


In thousands             1995            1994
  Finished Goods     $134,456        $114,875
  Work in Process    40,801          41,283
  Raw Materials
    and Supplies     37,428          36,929
     Total           $212,685        $193,087


If all LIFO inventories were valued at FIFO, aggregate inventory would have been $218,095,000 and $199,456,000 at December 31, 1995 and 1994,
respectively.

6. Long-Term Debt and Credit Facilities Revolving credit agreements are with five banks providing credit facilities of U.S. $200 million and Deutsche Mark 132.5 million. The Company must pay a commitment fee at the rate of .150 of 1% per annum on the total amount of the credit facility. The revolving credit facilities are committed through January 1, 1999 (term-out date). If not renewed prior to that date, outstanding loans at the term-out date are payable in 16 quarterly installments through January 2003. In the past, the Company has consistently renewed its revolving credit agreements prior to the term-out date.


Debt is Summarized as follows:
In thousands                                  1995      1994
Revolving Credit Facilities:
 U.S. $ Revolver                              $0        $157,000
 DM Revolver                                  92,574    74,242
Private Placement Debt, Due 1996 to 2003,
  Average Interest Rate 7.31%                 125,000   160,000
Other, Due Periodically to 2005,
Average Interest Rate 6.4%                    21,272    20,827
Total                                         238,846   412,069
Current Maturities                            18,950    3,566
Total Long-term Debt                          $219,896  $408,503


At December 31, 1995, the Company had DM132.5 million (US$ 92.6 million) borrowed under the credit facilities at an average interest rate of 4.2%. The average credit facilities borrowing rates were 6.0% in 1995 and 5.2% in 1994. See also interest rate swap agree-ments at Note 7.

Various debt agreements require the Company to maintain minimum levels of earnings, tangible net worth and certain financial ratios. The agreements also contain various restrictive limitations on the payment of dividends and certain other restricted payments. Under the most restrictive covenants, $65,000,000 of the December 31, 1995 retained earnings were unrestricted for such purposes. The Company has remained in compliance with these covenants.

Total long-term debt maturities, excluding revolving credit facilities, are $18,950,000, $17,610,000, $15,923,000, $38,419,000 and $21,460,000
for the years 1996 to 2000, respectively.

If revolving credit facilities are not renewed, the payouts would be $17,358,000 in 1999, $23,144,000 in 2000 through 2002, and $5,784,000 in 2003.

7. Financial Instruments The Company has entered into interest rate swap agreements with major financial institutions to exchange variable rate interest payment obligations to fixed rate obligations without the exchange of the underlying principal amounts in order to manage interest rate exposures. Net payments or receipts under the agreements are recorded as adjustments to interest expense and credit risk is considered remote.

As of December 31, 1995, the Company had swap agreements outstanding with an aggregate notional amount of $80,000,000. The swap agreements mature in 1996. The average interest rate fixed under the swap agreements is 7.67% Under the interest rate environment existing as of December 31, 1995, the net fair value of the Company's swap agreements was a net liability of $1,295,000.

As of December 31, 1995, the Company had in place forward starting swap agreements with an aggregate notional amount of $74,500,000. The forward swap agreements, which begin December 1996 through June 1999, have an interest rate of 6.56% and an ultimate maturity of 8 years. Under the interest rate environment existing as of December 31, 1995, the net fair value of the Company's foward swap agreements was a net liability of $689,000.

Long-term debt, including current maturities, has a carrying value of $238,846,000 and a fair value of $244,485,000. The estimated fair value represents the present value of debt service at rates currently available to the Company for issuance of debt with similar terms. Except for the above, all financial instruments are carried at amounts that approximate estimated fair value.

8. Lease Commitments Rent expense related to operating leases amounted to $13,117,000, $7,199,000 and $6,729,000 in 1995, 1994 and 1993,
respectively. The majority of the lease expense is for information technology systems.

Future minimum rental payments under all operating leases are $9,645,000, $7,184,000, $5,202,000, $3,708,000 and $3,465,000 for the years 1996 to 2000, respectively. Rental payments subsequent to the year 2000 are $7,848,000.

9.Commitments and Contingencies Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company relating to the conduct of its businesses, including those pertaining to product liability, environmental, safety and health, and employment matters. The Company records liabilities when loss amounts are determined to be probable and reasonably estimable. Insurance recoveries are recorded only when claims for recovery are settled. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes, based on facts presently known, that the outcome of such legal pro-ceedings and claims will not have a material adverse effect on the Company's financial position, liquidity or future results of operations.

Under a $382,000,000 leveraged-lease financing for its former joint venture LSPI, the Company is committed to provide up to $95,000,000 additional cash to LSPI if needed to meet its lease obligation. In connection with the sale of LSPI, Consolidated Papers, Inc. (the purchaser) has agreed to indemnify the Company for any required payments.

10. Capital Stock
Preferred Stock The two classes of preferred stock (par value - $.10) are: $7.50 Callable Cumulative Convertible Preferred Stock, Series
1988; and 8% Callable Cumulative Voting Convertible Preferred Stock,
Series 1990.Both issues are held by ESOPs (see Note 11). The preferred shares are convertible into common stock and are redeemable, in whole or in part, at the option of the Company on or after the dates indicated below, and at redemption prices declining to the original price per share after ten years.


Preferred Stock
Series 1988          Series 1990
Shares
  Authorized                         300,000            2,500,000
  Issued and Outstanding             128,975            1,744,076

Liquidation Value                    $100.00            $30.25

Conversion
  Price of Common                    $10.66 to $13.34   $13.11
  Shares of Common                   9.375 to 7.5       2.3077

Early Redemption Date                January 1991       March 1994



Upon the retirement or other termination of an ESOP participant, the shares of preferred stock (Series 1988 and 1990) in which he or she is vested are automatically converted into common shares and distributed in that form, with fractional shares paid in cash.

All outstanding shares of its $1.50 Cumulative Convertible Preferred Stock, Series 1987 were called for redemption on March 15, 1993. In lieu of redemption, substantially all of the preferred shares were converted into 4,352,340 shares of common stock.

Common Stock The authorized stock of the Company also consists of 122,200,000 shares of Common Stock with a par value of $.16 2\3.
On April 21, 1993 the board of directors approved a three-for-two stock split in the form of a 50% stock dividend.
The dividend was payable June 11, 1993 to shareholders of record at the close of business on May 14, 1993. On January 22, 1996, the board of directors approved a two-for-one stock split in the form of a 100% stock dividend. The dividend was payable February 16, 1996 to shareholders of record at the close of business on February 2, 1996.

Changes in outstanding common shares are summarized as follows:

thousands
                                          1995         1994          1993
Beginning Balance                         36,496        36,269        31,645
Employee Stock Plans _ Net                325           157           212
Conversion of Preferred Stock             214           70            4,412
Ending Balance                            37,035        36,496        36,269


11. Employee Stock Ownership Plan (ESOP) The Company has an Employee Stock Ownership Plan (ESOP) covering non-bargaining and some bargaining U.S. employees. The employees receive Series 1990 Preferred Stock in lieu of cash 401(k) matching contributions and other cash compensation.

To finance the plan, the ESOP borrowed $56,500,000 from the Company and exchanged it for 1,867,768 shares of Callable Cumulative Voting Convertible Preferred Stock, Series 1990 at $30.25 per share. The unpaid balance of the twenty-year, 8.75% loan with interest only for the first four years is included in the Company's balance sheet as unearned ESOP compensation.

Gross compensation expense (i.e. the value of shares allocated to participant accounts) was $5,391,000, $6,894,000, and $6,512,000 in
1995, 1994 and 1993, respectively. The stock held by the ESOP is released for allocation to the participants accounts as principal and interest is paid from dividends on unallocated shares ($2,202,000, $2,831,000, and $3,418,000 in 1995, 1994 and 1993, respectively) and Company contributions. Through December 31, 1995, the loan has been reduced $49,750,000; of this, $35,426,000 (1,171,000 shares) has been allocated to participants accounts as compensation and dividends; and the difference is included in unearned compensation.

A separate frozen ESOP holds the Series 1988 Preferred Stock.

12. Omnibus Stock Incentive Plan In April 1990, shareholders approved the 1990 Omnibus Stock Incentive Plan (the Plan) which authorizes the issuance of up to 3,268,352 shares of the Company's common stock. The Plan extends to January 11, 2000. At December 31, 1995, there were
491, 148 shares available for grant under the Plan.

The Plan allows for the granting of nonqualified stock options, incentive stock options, restricted stock and incentive compensation units
(ICUs). Although none have been issued, the Plan also allows for granting of stock appreciation rights, performance shares and performance units.

Restricted Shares and ICUs Restrictions on the restricted shares and ICUs generally expire in the third, fourth and fifth years after issuance. Beginning with 1993 grants, ICU restrictions will expire at the end of three years. The value of each ICU is based on the increase in book value of common stock during the restriction period and is payable when the restrictions lift. Compensation expense consists of (a) amortization of the market value of the stock on the date of award over the period in which the restrictions lapse, and (b) the annual increase in ICU value. Compensation expense was $5,040,000 in 1995, $3,050,000 in 1994, and $2,491,000 in 1993. The Company records incremental tax benefits resulting from the program as additional paid-in capital.

Options Options are granted to purchase shares at not less than fair market value of shares on date of grant. Options generally expire after five years but may expire up to ten years from date of grant.

Details of options are as follows:

                                     Number of Shares           Option
Price
1993
  Granted                                      392,998                 $13.50
  Exercised                                    317,304      $6.8182 - $14.708
  Forfeited                                     22,268      $8.1667 - $14.708
  Outstanding, End of Year                     1,255,742    $8.1667 - $14.708
  Exercisable, End of Year                     491,154      $8.1667 - $14.708
1994
  Granted                                      395,896       $17.75
  Exercised                                    162,302      $8.1667 - $14.708
  Forfeited                                     16,412     $10.6667 -  $17.75
  Outstanding, End of Year                   1,472,924      $8.1667 -  $17.75
  Exercisable, End of Year                     709,570      $8.1667 - $14.708
1995
  Granted                                      451,718      $21.375 -$22.5625
  Exercised                                    427,192      $8.1667 -  $21.50
  Forfeited                                     40,392       $9.583 -  $21.50
  Outstanding, End of Year                   1,457,058      $8.1667 -$22.5625
  Exercisable, End of Year                     690,738      $8.1667 -  $17.75


13. Provision for Income Taxes

The components of earnings before income taxes were as follows:

In thousands                       1995         1994         1993
  Domestic                         $76,294      $71,236       $56,984
  Foreign                          25,400       12,269        (1,851)
                                   $101,694     $83,505       $55,133



The provisions for income taxes, excluding tax benefits credited directly to shareholders' equity, were as follows:

In thousands                             1995         1994          1993
Current
  Federal (Less Foreign Tax Credits)  $23,751      $26,251      $20,762
  State                               4,127        3,415        2,727
  Foreign                             7,591        833          (28)
Current Provision                     35,469       30,499       23,461
Deferred
  Federal                             2,421       (2,374)       (1,011)
  Foreign                             3,304        5,27         0
Deferred Provision                    5,725        2,903        (1,011)

Total Provision                       $41,194      $33,402      $22,450



A reconciliation of the statutory federal tax rate to the effective rate follows:


                                       1995          1994          1993
Statutory Federal Income Tax Rate       35.0%         35.0%         35.0%
State and Local Income Taxes,
  Net of Federal Income Tax Benefit     3.1           2.6           3.4
ESOP Dividend Benefit                   (1.1)         (1.2)         (1.4)
Incremental Foreign Tax Rate            2.0           2.2           1.3
Goodwill                                1.2           1.2           1.8
Prior Year Adjustment                     _             _          (0.8)
Other                                   0.3           0.2           1.4

Effective Rate                          40.5%         40.0%         40.7%


The tax effect of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities at December
31, 1995 and 1994 are as follows:

                                    Current             Long-term
In thousands
December 31, 1995                   Asset(Liability)    Liability(Asset)
Accounts Receivable Allowances      3,473               _
Inventory Allowances                (8,230)             _
Retiree Medical Liability           1,079              (18,002)
Accelerated Depreciation            _                  21,637
Warranty/Product Liability Accruals
                                    13,992             (1,278)
Employee Benefit Accruals           6,860              (10,121)
Other                               8,843              7,832
Total Deferred Income Taxes         $26,01             $68



                                    Current           Long-term
In thousands
December 31, 1994                   Asset(Liability)     Liability(Asset)
Accounts Receivable Allowances     3,421                   _
Inventory Allowances               (7,820)                 _
Retiree Medical Liability          922                  (15,943)
Accelerated Depreciation           _                    20,658
Warranty/Product Liability Accruals
                                   11,535               (1,386)
Employee Benefit Accruals          6,070                (8,873)
Other                              8,959                5,910
Total Deferred Income Taxes        $23,087              $366


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



Assumptions used to develop pension data were:

                                            1995          1994          1993
Expense:
  Discount Rate                             8.5%          7.0%          8.0%
  Long-term Rate of
Return on Assets                            8.5%          8.5%          9.0%
  Rate of Increase in Compensation          6.0%          5.0%          6.0%
  PBO Discount Rate Year-End                7.0%          8.5%          7.0%


The components of pension cost are as follows:

In Thousands
                                              1995       1994       1993
Service Cost                                     $9,020     $9,578     $6,884
Interest Cost on Projected Benefit Obligation    16,772     13,464     11,660
Actual Return on Assets                        (43,012)    (4,564)   (18,623)
Net Amortization and Deferral                    28,165     (8,960)     5,413
Net Periodic Pension Cost                        $10,945    $9,518     $5,334



The funded status and accrued pension cost at December 31 are as follows:

                                   Plans Whose             Plans Whose
                                   Assets Exceed           Accumulated Benefits
                                   Accumulated Benefits    Exceed Assets
In Thousands                       1995         1994       1995        1994
Plan Assets At Fair Value         $219,892     $201,553     $8,658      $1,379

Accumulated Benefit
  Obligation (ABO):
  Vested Benefits                 $168,088     $142,928     $23,92      $13,575
  Nonvested Benefits              2,229        2,527        10,851      4,703
Total ABO                         170,317      145,455      34,773      18,278
Provision for Salary Increases    50,477       49,348       5,410       2,603
Projected Benefit Obligation (PBO)
                                  $220,794     $194,803     $40,183     $20,881
Plan Assets (in Excess of)
 Less than PBO                    $902         $(6,750)     $31,525     $19,502
Net Transition (Liability) Asset  671          1,033        (106)       (297)
Unrecognized Prior Service Cost   (2,836)      (3,426)      (764)       (748)
Unrecognized Net Gains (Losses)   7,089        10,263       (6,707)     439
Minimum Liability Adjustment      _            _            2,685       2,525

Accrued Pension Liability         $5,826       $1,120       $26,633     $21,421


In German practice, it is uncommon to fund pension plans. Approximately $21 million of the $31.5 million underfunding shown above
(Plan assets less than PBO) relates to the German pension plans.


At December 31, 1995, approximately 85% of the plan assets are invested in listed stocks and bonds or cash and short-term investments. The rest of the plan assets are invested primarily in fixed-rate guaranteed investment type contracts purchased from insurance companies. The Company's own common stock accounted for 12% of plan assets.

15. Postretirement Medical and Other Benefits The Company provides certain health care and life insurance benefits for retired employees.
Employees become eligible for these
benefits if they meet minimum age and
service requirements and are eligible for retirement benefits.



The accrued postretirement medical and other benefits costs that are not funded were as follows at December 31:

In Thousands                                             1995           1994
Accumulated Postretirement Benefit Obligation (APBO):
  Retirees                                             $26,199       $22,064
  Fully Eligible Active Plan Participants               8,115         7,556
  Other Active Plan Participants                        8,879         7,513

Total APBO                                             $43,193       $37,133
Unrecognized Prior Service Cost                        6,032         4,464
Unrecognized Net Gains (losses)                        (300)         1,648

Accrued Postretirement Medical
and Other Benefits Liability                           $48,925       $43,245


The components of the net periodic cost are as follows:
In Thousands                             1995          1994          1993
Service Cost                                $624          $600          $533
Cost on Projected Benefit Obligation       3,870         2,677         2,701
Amortization of Plan Amendment             (913)         (472)         (525)
Net Periodic Postretirement Cost          $3,581        $2,805        $2,709


The discount rate used in determining actuarial present value of the benefit obligations was 7.0% and 8.5% in 1995 and 1994, respectively. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.6 percent in 1995, declining to 5.5 percent by the year 2021. If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1995 would be increased by 3 percent. The effect of this change on the sum of the service cost and interest cost would be an increase of 5 percent.

16. Industry Segment and Geographic Information (unaudited) Businesses in the Specialty Products Segment manufacture products designed and marketed for commercial, residential and municipal construction and a variety of professional craftsman and do-it-yourself woodworking applications. The products include woodworking machinery (Delta), portable power tools (Porter-Cable), residential water systems, sump pumps, environmental pumps and grinders, and industrial pumps (Myers), and control valves which are major components in residential water softeners, and commercial and industrial water conditioning systems (Fleck).

Businesses in the General Industrial Equipment Segment manufacture products designed to facilitate industrial and commercial expansion and efficiencies. The products include electrical enclosures (Hoffman), electronic enclosures (Schroff), lubrication systems and material dispensing equipment (Lincoln Industrial), automotive service equipment (Lincoln Automotive) and sporting and law enforcement ammunition (Federal).

Corporate expense includes administrative costs, charges that do not relate to current operations and captive insurance activities.
Corporate assets include all cash and cash equivalents.

Sales and operating income by business segment are included in the table on page 32. The following tables provide additional segment information.


                                               General
                                Specialty      Industrial
In thousands                    Products       Equipment   Corporate   Total
Identifiable Assets
1995                           $383,983       $686,170     $182,340  $1,252,493
1994                           227,764        618,265      315,113   1,161,142
1993                           205,737        384,656      272,733   863,126

Depreciation and Amortization
1995                           $10,147        $38,625      $162      $48,934
1994                           8,036          32,667       116       40,819
1993                           7,565          18,870        95       26,530

Capital Expenditures
1995                           $16,046        $47,694      $98       $63,838
1994                           12,238         45,400       223       57,861
1993                           9,860          18,158       56        28,074



Information by geographic area follows:

In Thousands         United States    Europe      Other     Elimin
                                                            ations   Total
1995
Sales to Unaffiliated
  Customers            $1,094,784    $230,344    $77,743    _         $1,402,871
Intergeographic Sales  15,915        90,124      _          (106,039)  _

Total Sales            $1,110,699    $320,468    $77,743   $(106,039) $1,402,871
Operating Income       $83,420       $24,057     $8,770     _         $116,247

Identifiable Assets    $810,103      $270,679    $34,748    (45,377)  $1,070,153
Corporate Assets                                                      182,340
Total Assets                                                          $1,252,493

1994
Sales to Unaffiliated
  Customers            $1,014,599    $175,931    $71,175     _        $1,261,705
Intergeographic Sales  26,317        69,568      _          (95,885)  _
Total Sales            $1,040,916    $245,499    $71,175   $(95,885)  $1,261,705

Operating Income       $87,451       $12,054     $6,069     _         $105,574

Identifiable Assets    $597,918      $256,630    $32,152    (40,671)  $846,029
Corporate Assets                                                      315,113
Total Assets                                                          $1,161,142

1993
Sales to Unaffiliated
Customers              $859,473      $34,402     $52,689    _         $946,564
Intergeographic Sales  17,690        _           _          (17,690)  _
Total Sales            $877,163      $34,402     $52,689   $(17,690)  $946,564

Operating Income       $68,581       $(4,134)    $3,686     _         $68,133

Identifiable Assets    $544,947      $23,077     $25,592    (3,223)   $590,393
Corporate Assets                                                      272,733
Total Assets                                                          $863,126


The components of this table are accumulated based upon the location of the subsidiary or company.


17. Quarterly Financial Data (unaudited)

In thousands,
except per share amounts       1st       2nd       3rd       4th       Total
1995
Net Sales                 $333,823  $338,216  $353,338  $377,494  $1,402,871
Gross Profit               101,199    98,941    97,949   108,206     406,295
Operating Income            29,228    26,615    28,199    32,205     116,247
Income - Continuing         13,851    13,349    15,300    18,000      60,500
Net Income                  15,350    28,550    15,300    18,000      77,200
Earnings Per Share -
  Continuing
  Primary                      .34       .32       .38       .44        1.48
  Diluted                      .32       .31       .36       .42        1.41

                               1st       2nd       3rd       4th       Total
1994
Net Sales                 $296,935  $300,358  $324,864  $339,548  $1,261,705
Gross Profit                87,351    89,255    93,365    99,413     369,384
Operating Income            22,438    24,932    27,647    30,557     105,574
Income _ Continuing          9,928    11,935    13,638    14,602      50,103
Net Income                  11,100    11,825    13,775    16,900      53,600
Earnings per Share -
  Continuing
  Primary                     .23        .29       .33       .36        1.21
  Diluted                     .23        .28       .32       .34        1.17



All per share data has been adjusted for the two-for-one stock split in the form of a 100% stock dividend in February 1996.



18. Disclosure of Risks and Uncertainties Pentair, Inc. is engaged principally in the design, engineering and manufacturing of various industrial products. The nine diversified businesses manufacture enclosures for electrical and electronic equipment, woodworking equipment, power tools, pumps, water conditioning control valves, sporting and law enforcement ammunition, automotive service equipment and industrial lubrication systems and material dispensing equipment.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain obligations of discontinued businesses have been retained by the Company. Based on evaluations by management and environmental professionals, amounts for any estimated risks or obligations have been accrued.

Although the individual subsidiaries deal with major customers throughout North America and Europe, Pentair as a whole has mitigated any significant impact or potential risk of concentration of customers, products, or in certain markets or geographic areas. This is due to the diversified nature of the Company and its product lines.


In millions,
except per share data      1995      1994      1993      1992      1991
Income Statement Data
Net Sales
Specialty Products        516.9      465.6     411.6     377.5     344.6
General Industrial        886.0      796.1     535.0     486.5     458.3
Total                     1,402.9    1,261.7   946.6     864.0     802.9

Operating Income
Specialty Products        56.7       49.5      42.0      40.2      33.6
General Industrial        82.9       76.0      42.2      38.6      35.9
Corporate                 (23.4)     (19.9)    (16.1)    (16.9)    (16.4)
Total                     116.2      105.6      68.1     61.9      53.1

Income From:
Continuing Operations     60.5       50.1       32.7      27.2      18.8
Net Income(A)             77.2       53.6       46.6      42.8      41.1

Common Share Data
EPS - Diluted (A)(B)      1.41       1.17      .76       .64       .47
Cash Dividend             .40       .36        .34       .32       .30
Stock Dividend             _        _         50         _         _
Book Value                12.37     10.71     9.29      8.21      8.79
Stock Price               24 7\8    21 3\8    16 1\2    13 3\16   13 7\16
Market Capitalization     1,045     899       692       549       558

Balance Sheet Data
Preferred Equity (net)    44.6      40.9      33.9      77.4      74.1
Common Equity             458.3     391.1     336.9     260.0     275.7
ROE %(A)(B)               16.9      13.2      13.6      12.8      13.3
Capital Expenditures      63.8      57.8      28.1      28.0      26.5
Total Assets              1,252.5   1,161.1   863.1     769.5     698.4
Long-term Debt            219.9     408.5     236.7     209.3     191.2
Debt to Capital %         31        49        39        38        35

In millions,
except per share data     1990      1989      1988      1987      1986

Income Statement Data
Net Sales
Specialty Products        344.9     337.5     317.1     289.7     207.7
General Industrial        460.3     460.9     127.9     112.5     38.4
Total                     805.2     798.4     445.0     402.2     246.1

Operating Income
Specialty Products        28.1      29.5      30.6      31.2      20.1
General Industrial        34.5      32.6      9.9       11.1      2.7
Corporate                 (14.7)    (10.0)    (11.4)    (7.7)     (6.4)
Total                     47.9      52.1      29.1      34.6      16.4

Income From:
Continuing Operations     16.9      19.4      10.7      19.0      7.2
Net Income (A)            33.0      36.4      39.8      21.9      15.2

Common Share Data
EPS - Diluted (A)(B)     .42       .50       .32       .56       .26
Cash Dividends           .29       .26       .22       .21       .20
Stock Dividends          -         -         10        -         10
Book Value               7.97      7.42      6.67      5.53      5.09
Stock Price              8 1/4     9 3/16    10 7/16   6 1/4     7 3/4
Market Capitalization    342       352       395       200       247

Balance Sheet Data
Preferred Equity (net)   68.4      65.9      67.6      50.0      -
Common Equity            247.8     241.0     214.2     158.6     145.4
ROE %(A)(B)              11.1      14.1      19.8      12.9      10.9
Capital Expenditures     28.0      28.7      20.2      19.2      18.6
Total Assets             696.5     708.9     675.2     376.9     366.1
Long-term Debt           217.5     243.4     242.9     81.0      132.0
Debt to Capital %        41        44        46        28        48



All Share and Per Share Data adjusted for stock dividends including a 100 percent stock dividend in February 1996.
(a) 1992 net income and earnings per share are before the cumulative effects of accounting changes.
(b) From continuing operations.


Pentair Stock Data For the calendar year 1995, Pentair common stock was quoted on the NASDAQ National Market System.
As of March 4, 1996, Pentair common stock was listed on The New York Stock Exchange under the symbol . The price information below represents closing sale prices reported in the NASDAQ/NMS Monthly
Statistical Report. There were 3,516 shareholder accounts on December 31, 1995.

Price Range And Dividends Of Common Stock Adjusted for a stock split effective February 20, 1996

                                                Dividends
1995                 High             Low             Paid             Close
First Quarter     $22 1\8         $19 7\8             $.10           $21 1\8
Second Quarter   $24 5\16         $21 3\8             $.10           $21 3\4
Third Quarter   $23 19\32       $21 13\16             $.10           $22 1\2
Fourth Quarter    $26 1\4         $21 7\8             $.10           $24 7\8



                                  Dividends
1994                 High             Low             Paid             Close
First Quarter     $18 3\4         $16 3\8             $.09           $18 1\8
Second Quarter    $19 1\8         $16 3\8             $.09           $17 7\8
Third Quarter     $21 3\8         $18 1\8             $.09           $19 3\4
Fourth Quarter    $22 1\4         $19 1\4             $.09           $21 3\8


Common Dividends In the first quarter of 1996, the board of directors increased the cash dividend to $.25 per share quarterly for an indicated annual rate of $1.00 per share. Pentair has now paid 80 consecutive quarterly dividends. The board also approved a 100 percent stock dividend, splitting Pentair common stock on a two-for-one basis. The stock split is payable February 16, 1996, to shareholders of record at the close of business on February 2, 1996. Dividends paid subsequent to this date are $.125 per share or $.50 annually. See Note 6 of Notes to Consolidated Financial Statements for certain dividend restrictions.

Dividend Reinvestment Pentair has established a Dividend Reinvestment Plan. This plan enables shareholders to automatically reinvest Pentair dividends and to invest up to an additional $3,000 per quarter in Pentair common stock, with any costs of purchasing the shares paid by the company. The plan brochure and enrollment cards are available from the company or Norwest Bank Minnesota, N.A.

Direct Book Entry Registration Pentair offers its shareholders the opportunity to participate in the company's Direct Book Entry Registration service. Direct Book Entry is an uncertificated form of stock ownership that provides protection against loss, theft, and inadvertent destruction of stock certificate(s), while reducing administrative costs. A plan brochure and enrollment forms are available from the company or Norwest Bank Minnesota, N.A.

Annual Meeting The annual meeting of shareholders will be held at the Northland Inn, 7101 Northland Circle, Brooklyn Park, Minnesota, at 10:00 a.m. on April 24, 1996. Management and directors encourage all shareholders to attend the annual meeting.

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

Registrar And Transfer Agent Norwest Bank Minnesota, N.A., South St. Paul, MN 55075

Certified Public Accountants Deloitte & Touche LLP, Minneapolis, MN 55402 General Counsel Henson & Efron, P.A., Minneapolis, MN 55401

(Left to right)
Walter Kissling (3,6), 65, President and Chief Executive Officer of H. B. Fuller Company.
D. Eugene Nugent (3,4,5,8), 69, Retired Chairman and Chief Executive Officer of Pentair, Inc.
Charles A. Haggerty (1,6,8), 55, Chairman, President, and Chief Executive Officer of Western Digital.
Karen E. Welke (1,7,8), 51, Group Vice President of 3M's Medical Products
Group.
George N. Butzow (1,2,4,6), 67, Retired Chairman of MTS Systems
Corporation.
Richard M. Schulze (1), 55, Founder, Chairman, and Chief Executive Officer of Best Buy Company, Inc.
Winslow H. Buxton (3,4,5,7), 57, Chairman, President, and Chief Executive Officer of Pentair, Inc.
Quentin J. Hietpas (2,5), 65, Senior Vice President of External Affairs at the University of St. Thomas.
Harold V. Haverty (2,3,7), 66, Chairman of the Board of Deluxe
Corporation.
(1) Audit Committee, (2) Compensation Committee, (3) Executive Committee,
(4) Shareholder Affairs Committee, (5) Nominating Committee,
(6) Share Rights Committee, (7) Public Policy Committee, (8) Investment Policy Committee.

Pentair 1995


Pentair's 1995 Accomplishments Reflect the Contributions of Time, Talent, and Energy by over 9,000 Employees around the World whose Shared Vision is a Prosperous Pentair.