Form 10-K405, Exhibit 13
period 1996-12-31
PENTAIR INC
filed 1997-03-31
CIK 77360

EXHIBIT 13




           cover
            Pentair Annual Report 96

            page 1
            Pentair Focus on Fundamentals 96

            We walk
             our talk,
            gaining ground,
            step by step, leaving lasting impressions.

            The source of Pentair's continuous momentum is and always has been hard-working employees who come to work each day with a roll-up-the-shirt-sleeves, make-good-things-happen attitude. The indelible impression these men and women have made on Pentair is symbolized by the boot print on our cover.

            page 2-3
            Hoffman Engineering employees Forrest Wilson, Tim
Lund, and Deb Carmony are among the 10,000 Pentair employees who helped set the pace for a record earnings year in 1996. Employees from Pentair's ten subsidiaries are featured in the pages of this annual report.

            page 4
            Pentair Financial Highlights 96 and Company Profile

            charts
            Sales
            ($ Millions)
            92 864.0
            93 946.6
            94 1,261.7
            95 1,402.9
            96 1,567.1

            Income from Continuing Operations
            ($ Millions)
            92 27.2
            93 32.7
            94 50.1
            95 60.5
            96 74.5

            Earnings per Share -- Diluted
            ($ per Share, Adjusted for Stock Splits)
            92 .64
            93 .76
            94 1.17
            95 1.41
            96 1.73
            end charts

            Pentair, with approximately 10,000 employees worldwide, is a diversified manufacturer operating in three principal markets: electrical and electronic enclosures; professional tools and equipment; and water products. Its subsidiaries operate under a common Code of Business Conduct and provide construction, woodworking, recreation, electronics, law enforcement, water conditioning, automotive, and industrial markets with a wide range of innovative, quality products. Headquartered in St. Paul, Minnesota, Pentair was incorporated in 1966. Its subsidiaries operate from 48 manufacturing and distribution locations in North America, Europe, and Asia.

            page 5
            Financial Highlights 96

 In Thousands, Except per Share Data and Percentages

                              1996             1995            % Change
Net Sales                     $1,567,065       $1,402,871      11.7%
Operating Income                $142,919         $116,247      22.9%

Income from
   Continuing Operations         $74,509          $60,500      23.2%
Earnings per Share
    from Continuing Operations
         Primary                   $1.83            $1.48
         Diluted                   $1.73            $1.41      22.7%
Cash Dividends
    per Common Share                $.50             $.40
Return on Average
 Common Shareholders' Equity        14.3%            16.9%
Common Shares
 Outstanding at Year-end          37,717           37,035
Stock Price at Year-end          $32 1/4          $24 7/8
Capital Expenditures             $71,646          $63,838
Long-term Debt                  $279,889         $219,896
Total Assets                  $1,289,014       $1,252,493
Debt-to-Capital Ratio                 33%              31%
Number of Employees                9,770            9,150

Share and per share data have been restated to reflect stock dividend in February 1996.

            page 6-7
            A Letter to Our Shareholders from Winslow H. Buxton

            Pentair gained ground on many fronts in 1996 and ended the year with an outstanding record of performance. Net sales from continuing operations increased 11.7 percent, from $1.403 billion in 1995 to $1.567 billion this year. Income from continuing operations grew 23.2 percent, from $60.5 million in 1995 to $74.5 million in 1996. Earnings per share for 1996 totaled $1.73 on a fully diluted basis, a 22.7 percent improvement over the previous year. The appreciation of our share price from $247_8 at the end of 1995 to $321_4 on December 31, 1996, coupled with a $.50 dividend, resulted in a 31.7 percent total return to shareholders for 1996.
            Our performance was driven by five strategies which characterize the new Pentair. We are:
            [1] focused on building our strength in three key markets:
Enclosures, Professional Tools and Equipment, and Water
Products.
            [2] maintaining the diversity of our business mix within these three markets. Participating in multiple industries helps to insulate our performance from the effects of economic cycles in any one market. This provides a measure of earnings consistency.
            [3] growing through internal development and acquisitions. Our long-term plan is to generate close to half of our growth internally and the balance through acquisitions.
            [4] transforming our company from one that was principally concerned with North American markets to one that is global in its outlook.
            [5] constantly improving our performance against financial goals while maintaining a strong balance sheet. Our targets are 17 percent return on equity and 15 percent annual growth in earnings per share.
            These five strategies are working well. We built our strength in 1996 and early 1997 by acquiring five companies that increased our market share in targeted industries and provided new avenues for geographic expansion. The acquisition of Aplex in early 1996 broadened Myers industrial pump offerings.
FLEX supplemented the Porter-Cable tool and equipment line and gave us a platform for expansion in Europe. Century
Manufacturing boosted our share of the vehicle service equipment market. SIATA brought new products and technology to Fleck Controls. Transrack added strength to the Hoffman/Schroff partnership, augmenting its leading market share in Europe.
            These acquisitions reflect, in part, our efforts to reposition Pentair to meet the challenges of the changing global marketplace and to maximize value for our shareholders. We are moving from a domestic base to a multinational base not only through European acquisitions, but also through internal initiatives aimed at expanding our current market reach in many parts of the world. We are moving into channels of distribution that provide above-average opportunity, and entering them with products that stand out from the ordinary. We increasingly offer value-added services, products, and technologies, applying them in ways that open doors to high-growth markets. We are mindful of the needs of our customers; only by meeting those needs can our businesses grow and generate increased financial returns.
            Our willingness and ability to adapt to change and evolve have been an integral part of the Pentair success story. And yet, so have certain elements of our organization that have not changed since the Company was formed. These fundamentals whether we call them values, or character traits, or just plain common-sense business practices have contributed to the formation of several distinct Pentair characteristics: our high performance goals; the strong standards of ethics embodied in the Pentair Code of Business Conduct; and a corporate culture built on trust, knowledge, and participation. Our people their skills and leadership, their entrepreneurial spirit and work ethic, and their commitment to our company are a vital part of Pentair's success and its ability to grow. Our focus on fundamentals, together with a clearly identified vision, provide common purpose and a sense of direction that is shared throughout our diverse businesses.
            We exceeded our EPS growth goal in 1996, and are continually working to reach the goals we set. In the year ahead, we anticipate stronger internal growth supplemented by strategic acquisitions. We continue to emphasize internal financial performance to support and bolster the gains we foresee from top-line growth. We move forward in 1997 with confidence that we are on solid ground and heading into another excellent year.

            Winslow H. Buxton
            Chairman, President, and CEO

            page 8-9
            Enclosure Business Schroff and Hoffman Engineering
Company

            By creating new products, new marketing organizations, and new geographic presence,our enclosure businesses made great strides in leveraging their worldwide market leadership position.

            A bank of PROLINE cabinets house Local Area Network
(LAN) routing and switching equipment at the regional employment office in Karlsruhe, Germany.
            DeTeLine Rastatt purchased more than 1,500 PROLINE enclosures a product jointly developed by Schroff and Hoffman Engineering for installation at 350 locations throughout Germany.

            page 10-11
            Enclosure Business Schroff and Hoffman Engineering
Company

            Hoffman and Schroff leveraged their leadership position in the global enclosure market in 1996 and early 1997 through acquisitions, new marketing strategies, geographic expansion, and product development. The new PROLINE enclosure line, a modular enclosure system that uses a common product platform to meet the multiple application needs of the electronics, information technology, and electrical industries, was developed in 1995 and introduced in Europe in April 1996. Sales of PROLINE in the first six months exceeded target by 65 percent.
North American sales, which were launched in October, are expected to track at a similarly high rate.
            HS Systems, a new arm of the Hoffman/Schroff partnership, was established in September to focus joint capabilities on high-growth opportunities. Our strategy capitalizes on our broad electrical and electronic product offering, which ranges from powered subsystems to outdoor enclosures, and integrates them into application-specific systems solutions. The new business focuses on providing industrial and wide area network (WAN) telecommunications original equipment manufacturers (OEMs) with unique products from both Hoffman and Schroff. Our entry into this high-potential niche of the global enclosures market will broaden the reach of Hoffman and Schroff and reinforce their worldwide reputations.
            Our goal of expanding into new geographic territories was achieved on several fronts. To support our growth strategy in Asia, we realigned the Hoffman/Schroff operations in Singapore and Japan under a new organization dedicated to Asia/Pacific
Rim business development. This process included broadening the Schroff line to make electrical products available in Meiwa-Cho, Japan, and establishing a new distribution facility in Singapore. In Europe, we increased the number of Hoffman/Schroff distributors in Slovakia, Hungary, Poland, and the Czech Republic. In North America, we broke ground for a manufacturing facility in Mount Sterling, Kentucky. The 300,000-square-foot plant will streamline enclosure production and offer flexibility and short lead times in producing customer-specific enclosures.

            Durell Brown
            temporary sheet metal worker
            Hoffman Engineering

            In early 1997, we increased our leading position in the French electronic enclosure market when we purchased
Transrack. A manufacturer of cabinets, enclosures, subracks, and workstations, Transrack designs its products for telecommunications, data processing, aerospace, and test and measurement applications. Transrack's 240 employees operate from two locations: a headquarters and manufacturing facility in Bonneuil-sur-Marne and a painting and assembly operation in Saint-Maur, France. Transrack is a 30-percent owner of the SAITEK enclosure business located in Barcelona, Spain.
            Although Transrack will continue to operate and market products under its own name, the company will work in tandem with our existing Pentair enclosure businesses. We expect to draw immediate value by cross-marketing the products of Transrack with those of Hoffman and Schroff, and by maximizing the synergies that exist between Transrack and Schroff in France.
            Both Schroff and Hoffman had record earnings in 1996 while aggressively targeting their organizations towards the OEM/Telecom market and Pacific Rim geographical area. Pentair continues to strengthen its leadership position in the global enclosure market.

            page 12
            Professional Tools and Equipment Business
            Porter-Cable Corporation, Delta International Machinery Corporation, Lincoln Automotive and Century Manufacturing

            The FLEX automotive finish polisher is specified by Mercedes-Benz for use on the manufacturer's premium automobiles. FLEX, with a brand name recognized throughout Europe for quality and reliability, was an ideal acquisition for Porter-Cable, a leading brand of professional power tools in the United States.

            Our tools and automotive service
            equipment businesses
            gained new
            ground
            with the acquisition of FLEX
            and Century Manufacturing,
            and the creation of a vehicle
            service equipment organization.

            Century's 130-amp, 120-volt MIG welder is representative of the company's line of medium-duty welders used by professionals and do-it-yourself customers. Century's long history of innovative product development is reflected in the fact that it was one of the first U.S. manufacturers to offer a 120-volt MIG welder.

            page 14-15
            Professional Tools and Equipment Business
            Porter-Cable Corporation, Delta International Machinery Corporation, Lincoln Automotive and Century Manufacturing

            In 1996, Pentair identified strategic commonalities between professional tools and professional automotive service equipment and formed a professional tools and equipment business. We then set out to create top-line growth in these businesses through acquisitions. The professional tools business was fortified in June 1996 when we purchased a well-established European power tool company.
            The acquisition of FLEX power tools of Steinheim, Germany, brought together two of the most highly respected names in the power tool industry FLEX and Porter-Cable. FLEX manufactures a wide range of power tools and accessories primarily for the metalworking and masonry segments of the European tool market. As the European portable power tool division of Porter-Cable, FLEX is providing new opportunities for joint efforts in cross-marketing, product development, and geographic expansion. With its strong brand name, leading market position, and complementary product line, FLEX is an ideal fit with the strategic objectives of both Pentair and Porter-Cable.
            Pentair augmented the strength of its professional automotive service equipment offerings in November 1996 with the acquisition of Century Manufacturing of Bloomington, Minnesota. Century designs, manufactures, and markets vehicle service equipment including welding equipment, battery service systems, automotive antifreeze and refrigerant recycling systems, and portable power supplies. The addition of Century gave
Pentair a leading position in the vehicle service equipment (VSE) market.

            Holly Nava, customer service account
            representative, Delta International

            Although Century is operating under its own identity, and as a separate business within Pentair, its purchase initiated a synergistic relationship with Pentair's existing VSE company, Lincoln Automotive. Century products are distributed primarily through retail and professional channels, while Lincoln
Automotive products are distributed mainly through traditional automotive channels.
            The Century/Lincoln Automotive alliance allows the companies to cooperate in product development, marketing, distribution, and manufacturing. Additionally, Century's international experience advances Pentair's entry into global VSE markets.
            To better orchestrate the synergies between the two businesses and promote accelerated growth, Pentair formed a vehicle service equipment organization. G.Robert Gey, formerly
Pentair vice president of corporate development, was named to the newly created position of president, vehicle service equipment businesses.
            Each of our professional tools and equipment businesses continues to focus on professional users and the upper end of the do-it-yourself market. Similarly, the businesses all place a high value on developing innovative products and leveraging the existing strengths of their brand names. Working from stable cost positions, these businesses also seek to implement and maintain efficiencies that will contribute to greater productivity in all facets of their operations.

            Inez Gage, assembler, Lincoln Automotive

            Delta, Porter-Cable, and Lincoln Automotive had record years in 1996, registering the highest sales and earnings ever. Successful new product introductions, entrance into new markets, and expanding distribution drove internal growth. Bolstered by our unparalleled 1996 accomplishments, we continue to aggressively apply our strategies and pursue complementary acquisitions to accelerate the growth and performance of the professional tools and equipment business.

            page 16-17
            Water Products Business
            F.E.Myers and Fleck Controls

            Fleck Controls' new Model 8500 water conditioning control valve provides residential customers the operating efficiency of a commercial-grade twin-tank system with the low cost of a glass-filled resin valve body. The Model 8500 valve, first introduced into Germany in partnership with a large Fleck customer, is now available worldwide. More than 3,000 units have been installed in Europe and the United States.

            The water products business reinforced its global position step by step through the acquisition of
            Aplex and SIATA, and the
            development of products for international markets.

            Myers sump pumps helped thousands of homeowners keep their homes dry despite flood conditions that affected much of the United States in 1996.
            Myers' ability to deliver emergency sump pump orders quickly often in 24 hours or less enhanced its reputation as one of the nation's leading pump manufacturers.

            page 18-19
            Water Products Business
            F.E.Myers and Fleck Controls

            Since identifying the water products market as a strategic focus more than a year ago, we have refined our strategies, made great strides in performance improvement, and completed three key acquisitions that built upon the foundation provided by our existing Myers pump business.
            That foundation was never stronger than in 1996, when Myers recorded the most successful year in its history. This extraordinary performance was driven by rapid growth in the company's retail channels, an aggressive product development program, and the integration of the Aplex industrial pump business acquired in January 1996.
            Integrating Aplex enabled Myers to establish a united sales force which markets the industrial pump products of both companies through one catalog. Additional benefits were realized when the manufacture of Aplex pump components was transferred from outside vendors to Myers, better utilizing Myers' plant capacity and reducing overall manufacturing costs.
            Myers approached its product development in two ways. First, Myers expanded the breadth of its product line by developing a record number of new products for introduction in 1997. Second, Myers modified its existing products, which are designed for 60-Hertz power sources, to make them compatible with the 50-Hertz power sources found in most foreign markets.
These efforts will make an unprecedented number of products available to a significant number of new geographic markets.
            Entering new geographic markets was also an objective of Fleck Controls. In December 1996, Fleck took a major step toward this end when it acquired SIATA, a Florence, Italy-based manufacturer of water conditioning control equipment for commercial and residential applications. This purchase significantly boosted Fleck's European market share, and provided new electronics technology to expand the existing Fleck product line. SIATA's electronics expertise also opens the door to innovative water treatment technologies offering high growth potential. With its joint venture sales and distribution operation in Singapore, SIATA gives us a foothold for further expansion in China, Japan, and other Asian countries.

            Mitch Hastings, wastewater systems assembler, F.E.
Myers

            Fleck Controls, which Pentair acquired in late 1995, enhanced its own growth potential by strengthening its customer relationships during the ownership transition. The company also began implementing cellular manufacturing techniques in 1996, and has invested capital in new manufacturing processes and information systems. To accelerate sales, Fleck augmented its sales force, focusing on thriving commercial/industrial markets and pursuing new sales opportunities in Eastern Europe, the Middle East, and Africa.
            Capitalizing on the strengths of Myers and Fleck Controls, Pentair has made significant progress in developing its water products business. We continue to pursue aggressive growth strategies and add complementary acquisitions to enhance the strong brand names, reputable products, and distribution capabilities in worldwide water markets.

            page 20-21
            Emerging Businesses
            Lincoln Industrial and Federal Cartridge Company

            The Rhein-Main-Sieg Coca-Cola bottling plant in Bendorf, Germany, employs an automated conveyor and machine lubrication system designed and manufactured by Lincoln
Industrial. This one-of-a-kind, two-line/progressive system is self-monitoring and lubricates over 3,000 points from a single source, ensuring reliable, long-term operation with a minimum of maintenance. Patrick Sandker, Lincoln Industrial application engineer, coordinated the layout and design. The system will save the customer an estimated $250,000 in annual maintenance costs.

            Our emerging
            businesses are a
            foothold for expansion.
            Each has the potential
            to become a strategic
            Pentair business focus
            when paired with
            complementary acquisitions.

            page 22-23
            Emerging Businesses
            Lincoln Industrial and Federal Cartridge Company

            The businesses we define as emerging Lincoln Industrial and Federal Cartridge are well-managed companies that each have the potential to become a strategic Pentair business focus.
            Up until November 1996, Lincoln Automotive was among these businesses. At that time, we acquired Century
Manufacturing, which gave us a broader product line and a more significant share of the vehicle service equipment market. We also had identified commonalities between professional tools and vehicle service equipment, and subsequently created a vehicle service equipment organization, which we aligned with our tool companies, forming the professional tools and equipment business.
            Our emerging businesses are enhancing their manufacturing, marketing, and product development to escalate internal growth. In 1996, Lincoln Industrial, our international lubrication business which holds the leading global market share in automated and full-line grease lubrication systems, laid the groundwork for new growth and expansion. Working from two strong foundations in Europe and North America, Lincoln has redirected its growth initiatives toward building a seamless international presence. This objective will be met by implementing a worldwide sales and marketing strategy, focusing management resources on business development in the Asia and Pacific Rim markets, and bringing to market new lubrication equipment solutions for global applications. These strategies reinforce the already-strong business activity in North America and Europe, and will allow us to participate in the rapid growth of Asia and Pacific Rim markets over the next five years.

            Sharon Brown, manufacturing associate Federal
Cartridge

            Similarly, Federal Cartridge, an industry leader in ammunition innovation, is taking steps to expand its sales in countries outside the United States and Canada. A new international division provides support for in-country marketing and sales programs designed to build Federals distribution and consumer sales in key foreign locations. A global development team, comprising personnel from all Federal functions, has been formed to coordinate the international expansion efforts.
            Federal is setting the pace in the ammunition industry and meeting the needs of a changing society by creating a continuous flow of new, innovative products. Concerns about the environment, and wildlife and human health have driven the development of Federal's Premium Tungsten nontoxic shotshells and BallistiClean .22, the world's first lead-free, nontoxic rimfire cartridge. Federal also is introducing the first handgun ammunition specifically designed and marketed for personal defense. These products, along with Gold Medal Match Brass,
Top Gun target loads, Premium handgun hunting loads, and Premium high-velocity lead loads, are building Federal's strong reputation for ammunition selection and expertise.

            Steven Zeug, manufacturing associate
            Federal Cartridge

            Although Federal has been affected by a weak ammunition market in the last two years, new product development, along with continuing efforts to increase productivity and reduce costs, will position the company to take advantage of the stronger demand anticipated in 1997.
            We continue to support our emerging businesses with management expertise and capital investments, enhancing their value and positioning them for future growth.

            page 24-25
            Subsidiary Profiles

            Century Manufacturing
            Products Battery chargers and testers, portable power supplies, automotive refrigerant and coolant recyclers, arc and MIG welders, plasma cutters, and welding accessories.
            Brand Names Century, Solar, Booster Pac.
            Markets Automotive aftermarket and retail channels for professional and do-it-yourself automotive and body repair. Wholesale, retail, and commercial distribution for industrial maintenance, farm, and home metalworking.
            Employees 446
            Facilities Headquarters, manufacturing, and distribution facilities are located in Bloomington, Minnesota, with additional facilities in Pierre, South Dakota, and St.-Jean-sur-Richelieu, Quebec.
            Address 9231 Penn Avenue South, Minneapolis, MN
55431, (612) 884-3211

            Delta International Machinery Corp.
            Products A full line of homeshop products and contractor tools, a broad line of general purpose stationary woodworking machinery, and a complete line of accessories.
            Brand Names Delta, Biesemeyer.
            Markets Do-it-yourself/homeshop craftsmen; residential, commercial, and industrial construction; remodelers; and cabinet manufacturers, case goods, and furniture makers.
            Employees 710
            Facilities Headquartered in Pittsburgh, Pennsylvania, Delta has manufacturing plants in Tupelo, Mississippi, and Mesa, Arizona; distribution, customer service, and technical service centers in Memphis, Tennessee, and Guelph, Ontario, Canada;
and an engineering/sourcing office in Taichung, Taiwan.
            Address 246 Alpha Drive, Pittsburgh, PA 15238, (412)
963-2400

            Federal Cartridge
            Products Shotshell, centerfire, and rimfire cartridges; ammunition components; and clay targets.
            Brand Names Premium, Gold Medal, Classic,
BallistiClean, Tactical.
            Markets Hunting; trap, skeet, sporting clay, and target shooting; the U.S. government; and law enforcement.
            Employees 879
            Facilities The headquarters and manufacturing facilities are located in Anoka, Minnesota. The Champion Target division, which produces clay targets, is located in Richmond, Indiana.
            Address 900 Ehlen Drive, Anoka, MN 55303, (612)
421-7100

            Fleck Controls
            Products A complete line of control valves used in the manufacture of water softeners and filtration, deionization, and desalination systems.
            Brand Names Fleck, SIATA.
            Markets Residential, commercial, industrial, and municipal water treatment; manufacturers who supply residential, commercial and industrial markets with standard and custom designed products.
            Employees 373
            Facilities Headquarters, manufacturing, and distribution facilities are located in Brookfield, Wisconsin, near Milwaukee. Secondary manufacturing and distribution facilities are located in Buc, France, near Versailles; and Florence, Italy.
            Address 20580 Enterprise Avenue, Brookfield, WI 53045,
(414) 784-4490

            Hoffman
            Products Metallic and composite enclosures and cabinets that house electrical and electronic controls, instruments, and components.
            Brand Name Hoffman.
            Markets Automotive, petroleum and petrochemical, food, machine tool, and other industrial manufacturing customers. Original equipment manufacturers; plant maintenance and repair;
and construction.
            Employees 2,251
            Facilities The headquarters and primary manu-facturing facilities are located in Anoka, Minnesota. Manufacturing and office facilities are located in Brooklyn Center, Minnesota; Hemel Hempstead, U.K.; and Reynosa, Mexico. A manufacturing and distribution Center, which is currently under construction in Mt. Sterling, Kentucky, will be operational in the spring of 1997.
            Address 900 Ehlen Drive, Anoka, MN 55303, (612)
421-2240

            page 26-27
            Subsidiary Profiles

            Lincoln Industrial
            Products Automated and manual lubrication systems and equipment; pumps and pumping stations for thick fluid transfer applications.
            Brand Names Air Brake, BearingSaver, Centro-Matic, Cobra, Dispense Pak, Ecolub, Helios, Lincoln, Magna-Ram,
Modular Lube, Multi-Luber, PowerMaster, PileDriver, PL2000, Quicklink, Quicklub, System Sentry, Zerk-lock.
            Markets Heavy industry (steel mills, cement plants, pulp and paper, power plants), automobile manufacturers, commercial vehicles, agriculture, construction equipment, food & beverage, mining, printing, and general industrial manufacturing.
            Employees 744
            Facilities Headquartered in St. Louis, Missouri, Lincoln Industrial has manufacturing facilities in St. Louis, Missouri; Walldorf/Baden, Germany; Chodov, Czech Republic; and a joint venture operation in Bangalore, India. Additional locations include a technical center in Detroit, Michigan, and sales offices in Tokyo and Singapore.
            Address One Lincoln Way, St. Louis, MO 63120, (314)
679-4200

            Lincoln Automotive
            Products Vehicle service products including lubricating tools and equipment, battery charging and testing equipment, welding equipment and supplies, and a complete line of lifting equipment including hydraulic jacks and specialty tools.
            Brand Names Lincoln, Blackhawk Automotive, Marquette, Porto-Power, Banner, Winner, Pro-Arc.
            Markets Automotive aftermarkets including automotive repair and vehicle maintenance, farm, and industrial.
            Employees 582
            Facilities Headquarters are located in St. Louis, Missouri, while manufacturing facilities are located in Jonesboro, Arkansas, and Nogales, Mexico. A distribution facility for the Canadian market is located in Mississauga, Ontario, Canada.
            Address One Lincoln Way, St. Louis, MO 63120, (314)
679-4300

            F.E. Myers
            Products Pumps for residential and municipal wells; sump pumps for residential service; submersible non-clog and grinder pumps and systems for residential, commercial, and municipal service; and reciprocating and centrifugal pumps for commercial and industrial services.
            Brand Names Myers, Water Ace, Shur-Dri, Aplex.
            Markets Wholesale and retail distribution to residential users, municipal environmental organizations, and industrial manufacturing companies.
            Employees 638
            Facilities The headquarters, manufacturing, and distribution facilities are located in Ashland, Ohio; with a manufacturing, distribution, and sales office in Midland, Texas;
and sales offices and distribution centers in Kitchener, Ontario, Canada; Jacksonville, Florida; and Sacramento, California.
            Address 1101 Myers Parkway, Ashland, OH 44805, (419)
289-1144

            Porter-Cable Corporation
            Products Portable electric tools and air-powered nailing products including saws, routers, sanders, grinders, cordless tools, drills, and pneumatic fastening products.
            Brand Names Porter-Cable, Flex.
            Markets Woodworking, residential, and industrial construction; industrial fabrication and maintenance; and home craftsmen.
            Employees 1,365
            Facilities Headquarters, U.S. manufacturing, and distribution facilities are located in Jackson, Tennessee.
European manufacturing and distribution facilities are located in Steinheim, Germany.
            Address 4825 Highway 45 North, Jackson, TN 38302,
(901) 668-8600

            Schroff
            Products Cabinets, cases, subracks, micro-computer packaging systems, and a full line of accessories including backplanes, power supplies, and technical workstations.
            Brand Names Schroff, Transrack.
            Markets Schroff serves the worldwide industrial electronics industry including key segments such as computers, test & measurement, private LANs/data communication, industrial control and factory automation, medical, and telecommunications.
            Employees 1,728
            Facilities The headquarters and primary manufacturing facility are located in Straubenhardt, Germany. Other operations include Betschdorf, France; Bonneuil-sur-Marne, France; Hemel Hempstead, U.K.; Warwick, Rhode Island; Yokohama and
Meiwa-Cho, Japan; Skarpnack, Sweden; Gallarate (Varese),
Italy; and Singapore.
            Address Langenalber Str. 96-100,
            75334 Straubenhardt, Germany, 011-49-7082-794-0

            page 28
            Focus on Results
            1996 Management's Discussion & Analysis

            Strong business results
            continue to provide the
            financial
            footing
            for Pentair's
            growth strategies.

            page 29
            Financial Review
            Pentair, Inc. & Subsidiaries

            Overview The Pentair vision is to be an independent, top-performing, consistently growing, diversified industrial company composed of subsidiaries that are recognized as leaders in their markets and whose combined performance maximizes benefits to shareholders, employees, customers and other stakeholders. Pentair is guided by its Business Code of Conduct and is respected for and by its people.
            Pentair, Inc. has strategic and financial objectives that guide management decision-making in creating value for its shareholders.
            Pentair achieved solid financial results in 1996. Sales from continuing operations of $1.6 billion represented an increase of 12% over the previous year's comparable results. Earnings per share from continuing operations increased 23% to $1.73 per share in 1996. Free cash flow from continuing operations was $30 million in 1996 compared to $42 million in 1995.
            Total Return to Shareholders Pentair seeks to maximize value with strategic planning for long-term performance. The
Company believes shareholder value is best measured by dividend returns and equity value growth, which are enhanced when EPS growth and ROE goals are achieved.
            The Company continued its strong track record attaining a 20.5% annual compounded return to shareholders for the five-year period ended December 31, 1996. Pentair achieved a 31.7% total return to shareholders for 1996.
            In 1995, the Company raised its financial goals to 15% EPS growth (annual growth in earnings per share) coupled with 17% ROE (average return on common shareholders' equity).
The 1996 results were 22.7% EPS growth and 14.3% ROE. Prior to 1996, the financial goals were to achieve 10% EPS growth and 15% ROE.

            chart
            Earnings per Share
            ($ per share, restated for stock dividends, from continuing operations only)

            92 0.64
            93 0.76
            94 1.17
            95 1.41
            96 1.73
            end chart

            The following chart illustrates the performance of Pentair stock in 1996 compared to the S&P 400 MidCap Index of which Pentair Stock is a component.

            chart
            1996 Pentair Stock Trend


            page 30
            Management's Discussion & Analysis
            Results of Operations

            Strategic Direction In thirty years of business, Pentair has achieved a reputation as one of the nation's premier diversified, growth-oriented manufacturing companies. To maintain this reputation and enhance value for our shareholders, the Company will continue to stress the fundamentals as it pursues its more aggressive strategic plan. Pentair's fundamentals are to grow its businesses through innovative marketing and product design;
intensive productivity improvement coupled with substantial capital investment; and employee training and participation.
Pentair has a leading presence and is building worldwide capabilities in its major markets. The strategic plan focuses
Pentair's internal and acquisition growth toward those market areas.

Results of Operations
   In Thousands
                                         General
                    Specialty         Industrial
                     Products          Equipment      Corporate          Total
  Sales
      1996           $678,247          $888,921          $(103)      $1,567,065
      1995            516,841           886,030              0        1,402,871
      1994            465,573           796,132              0        1,261,705
  Operating Income
      1996            $83,221           $84,233       $(24,535)        $142,919
      1995             56,655            82,872        (23,280)         116,247
      1994             49,518            76,003        (19,947)         105,574

            charts
            Sales
            ($ Millions, from continuing operations)
            92 864.0
            93 946.6
            94 1,261.7
            95 1,402.9
            96 1,567.1

            Operating Income
            ($ Millions, from continuing operations)
            92 61.9
            93 68.1
            94 105.6
            95 116.2
            96 142.9

            end charts

            page 31
            Managements Discussion & Analysis
            Results of Operations

            Consolidated
            1996 versus 1995 Consolidated net sales from continuing operations increased to $1,567.1 million in 1996, representing an 11.7% increase over 1995. The double digit growth rate is attributed to continued strength in North American markets and strategic acquisitions that strengthened our market positions throughout the world. The Specialty Products segment sales increased over 30% due to new product introductions, further distribution channel penetration and acquisitions. The General Industrial segment sales increased slightly over 1995. North American sales grew but were partially offset as the result of weak economic conditions in Europe, a stronger U.S. Dollar, and depressed sporting ammunition markets.
            Operating income from continuing operations increased to $142.9 million in 1996, up 22.9% over 1995, and operating income as a percent of sales improved from 8.3% to 9.1%. Gross profit margins improved nearly 1% in 1996 to 29.9% versus
29.0% in 1995. This is primarily due to productivity gains and volume efficiencies. Selling, general and administrative expense (SG&A) as a percent of sales was 19.8% in 1996 as compared to 19.7% in 1995. Extra selling effort was expended during 1996 to support new product introductions and new market expansion activities. In addition, the Company incurred expenses to support major information system upgrades.
            Interest expense was lower in 1996 as compared to 1995 due to lower interest rates and a slightly lower average debt level. Interest income was lower in 1996 as compared to the prior year. 1995 included interest income received on the note receivable held in relation to the sale of the paper businesses.
            Income from continuing operations increased 23.2% to $74.5 million versus $60.5 million in 1995. EPS of $1.73 in 1996 represented an increase of 22.7% over 1995 EPS from continuing operations of $1.41.
            1995 versus 1994 Consolidated net sales from continuing operations increased to $1,402.9 million in 1995, representing an 11.1% increase over 1994. Continued strength in both domestic markets as well as international sales helped propel the double digit growth rate. The acquisition of Fleck Controls at the beginning of November contributed less than 1% to this increase. Sales growth was split evenly across the Specialty Product and General Industrial segments, with continued strength from new product introductions and further distribution channel penetration.
            Operating income from continuing operations increased to $116.2 million in 1995, up 10.1% over 1994. Net income increased by 44.0% to $77.2 million versus $53.6 million in 1994. Double digit growth from continuing industrial operations, lower interest cost and a gain from the sale of our Paper operations drove the substantial increase in net income.
            Gross profit margin was slightly lower at 29.0% versus 29.3% in 1994 due primarily to additional cost in penetrating new channels of distribution and a product mix shift in sporting ammunition. As a result of increased sales and productivity improvement, the industrial businesses again reduced their SG&A as a percent of sales from 19.9% in 1994 to 19.7% in 1995.
            Operating income as a percent of net sales for the continuing operations was 8.3% in 1995 compared to 8.4% in 1994. This compares to 7.1% for the total business, including paper operations, in 1994. Most businesses increased their operating income margin with the exception of Federal. Federal's margins were down due to product mix changes created by external market factors in 1995 and higher raw material cost. Product mix had created very favorable profits for Federal in 1994.
            Interest expense was lower in 1995 as compared to 1994 due to lower average debt levels related to the reduction of borrowings by application of the proceeds from the sale of the paper businesses.

            page 32
            Management's Discussion & Analysis
            Results of Operations

            This was somewhat offset by an increase in interest rates. Interest income was higher in 1995 as compared to 1994 due to interest income received on the note receivable held in relation to the sale of the paper businesses.

            Segment Discussion
            Specialty Products Businesses in this group manufacture tools and equipment designed and marketed for commercial, residential and municipal construction and a variety of professional craftsman and do-it-yourself applications. The products include woodworking machinery (Delta); portable power tools (Porter-Cable); residential water systems, sump pumps, environmental pumps and grinders, and industrial pumps (Myers);
and residential, commercial, and industrial control valves and accessories for water softening, conditioning, and filtration (Fleck Controls).
            1996 versus 1995 Specialty Products sales increased $161.4 million or 31.2%, propelled by new product introductions, expanded distribution in home center and hardware channels, and acquisitions. Fleck Controls and Biesemeyer (Delta) contributed a full year of sales and income to Pentair in 1996 (versus two months in 1995). Growth was also augmented with successive strategic acquisitions in 1996 of Aplex (by Myers), FLEX (by Porter-Cable), and SIATA (by Fleck Controls).
            Operating income as a percent of sales increased to 12.3% in 1996 from 11.0% in 1995 due to favorable product mix, volume efficiencies and productivity gains.
            1995 versus 1994 Specialty Products sales increased $51.3 million or 11.0% as a result of new product introductions and expanded distribution in home center and hardware channels. Acquired in November, Fleck Controls and Biesemeyer contributed two months of sales and income to Pentair in 1995.
            Operating income as a percent of sales increased to 11.0% from 10.6% because of productivity gains and capacity efficiencies.
            Outlook New products, broader distribution through market expansion, and continued productivity gains should contribute to increased sales and operating income from both the tool and water businesses in 1997. Specialty Products will benefit from full year operations and synergies from 1996 acquisitions.

            General Industrial Equipment The products of this group include electrical and electronic enclosures (Hoffman & Schroff), and lubrication systems and material dispensing equipment
(Lincoln Industrial). These products are designed to facilitate industrial and commercial expansion and efficiencies. This group also includes sporting and law enforcement ammunition (Federal) and vehicle service equipment (Lincoln Automotive & Century Manufacturing).
            1996 versus 1995 General Industrial Equipment sales increased slightly over 1995. European sales (especially as measured in a stronger U.S. Dollar) from the enclosure and lubrication systems businesses reflected weak economic conditions in Europe in 1996. North American sales growth was strong enough to result in a total worldwide sales increase over 1995 for these businesses. Orders at Federal were down in 1996, in parallel with the weakness throughout the entire sporting ammunition industry, as the market continued to absorb the unprecedented 1994 stock-piling of ammunition that had occurred in anticipation of proposed handgun-related regulations. Sales from the vehicle service equipment businesses increased in 1996 due to new product introductions and the acquisition of Century Manufacturing which contributed two months of sales and income to Pentair in 1996.

            page 33
            Management's Discussion & Analysis
            Results of Operations and Financial Condition

            Operating income as a percent of sales increased to 9.5% in 1996 from 9.4% in 1995. Federal experienced unfavorable factory absorption as it scaled back production to reduce inventories. The operating margins of all the other businesses improved due to cost control measures and strong productivity gains.
            1995 versus 1994 General Industrial Equipment sales increased $89.9 million or 11.3% over 1994, driven by new product introductions and continued strong market demand across product lines. The active worldwide durable goods markets which characterized 1994 continued in 1995, increasing orders at Hoffman and Schroff. In contrast to 1994, orders at Federal were unusually weak in 1995 as customers and distributors worked down stock-piled inventories of ammunition that had been built the previous year in anticipation of new proposed handgun-related regulations. Lincoln Automotive markets were approximately flat year to year, though operating efficiencies and higher sales to key customers helped the company improve performance over 1994. Lincoln Industrial performed well as a result of productivity improvements, reduced working capital and increased sales.
            Volume efficiencies and productivity improvements in most of the General Industrial Equipment businesses were offset by an unfavorable product mix at Federal, resulting in a decrease in operating income as a percent of sales from 9.5% to 9.4%.
            Outlook New products, continued productivity gains, and strategic acquisitions are expected to contribute to increased sales and operating income for 1997. Both the enclosure and lubrication systems businesses have targeted the Asia/Pacific
Rim regions for market expansion. Federal is positioned to take advantage of ammunition market improvements. The General
Industrial segment will also benefit from a full year of Century Manufacturing operations in 1997.
            Financial Condition The Company's financial condition continued to grow stronger in 1996 with cash from operations being sufficient to fund capital expenditures and payment of dividends. Historically, Pentair's continuing businesses have generated strong cash flow sufficient to fund aggressive internal growth, to pay dividends, and to increase leverage available for acquisitions. The 1995 sale of the paper businesses added significant capacity to grow the continuing businesses.
            The Company has managed its financial condition to position itself in accordance with its strategic plan of focusing on its industrial businesses. The success of this financial management has led to efficient use of resources in maximizing cash flow from operations and minimizing external borrowing.
            Cash from operating activities was $101.7 million in 1996 compared to $105.7 million from continuing operations in 1995.
The Company attained a positive free cash flow from continuing operations of $30.1 million in 1996 compared to $41.8 million in 1995. Free cash flow, a measure of the internal financing of operational cash needs, is defined as cash from operations less capital expenditures.
            Looking ahead to 1997, the Company expects that cash from operating activities should continue to provide the funds for capital investments, dividends and small acquisitions. The
Company has the capacity to finance larger acquisitions while maintaining reasonable financial ratios.

            page 34
            Management's Discussion & Analysis
            Financial Condition

            chart
            Capital Spending
            ($ Millions)
            92 28.0
            93 28.1
            94 57.8
            95 63.8
            96 71.6
            end chart

            Pentair invests capital to maintain existing businesses, implement productivity improvements, introduce new products and develop new businesses. In the last five years, $249 million have been reinvested in the businesses as shown in the chart above.
            Capital outlays in 1997 are expected to be in the $70 to $80 million range. Projects include completion of the manufacturing plant for Hoffman Engineering in Mount Sterling, Kentucky, reconfiguration and expansion of manufacturing facilities and new product development. In the continuing businesses, capital expenditures strictly for environmental compliance have accounted for less than 5% of the total capital spending and amounts for the future are anticipated to be consistent with historic trends.
            As of December 31, 1996, the debt to total capital ratio was 33 percent, even though the Company paid $75.2 million to acquire new companies in 1996. The ratio was 31 percent at the end of 1995.
            The Company raised its 1997 quarterly dividend to 13.5 cents per share to an annual rate of $.54 per share. This is an 8% increase over 1996.
            Pentair has increased its dividend payment each year since 1976. Since the first cash dividend in 1976, dividends have increased at an average annualized growth rate of 16%.

            chart
            Dividends ($ per Share)
            Restated for Stock Dividends
            76 0.03
            77 0.04
            78 0.06
            79 0.09
            80 0.11
            81 0.13
            82 0.14
            83 0.15
            84 0.16
            85 0.18
            86 0.20
            87 0.21
            88 0.22
            89 0.26
            90 0.29
            91 0.30
            92 0.32
            93 0.34
            94 0.36
            95 0.40
            96 0.50
            97E     0.54
            end chart

            page 35
            Management's Discussion & Analysis
            Other Disclosures

            Inflation The rate of inflation remains at reasonable levels in the United States and most of the foreign economies that affect Pentair results.
            Insurance Subsidiary The Company's captive insurance subsidiary provides a cost effective means of obtaining insurance coverage for general and product liability, workers' compensation and auto liability. The insurance subsidiary insures directly and reinsures an admitted carrier. Loss reserves are established based on actuarial projections of ultimate loss.
            Environmental Matters Pentair believes, that under current laws and regulations, its environmental matters are manageable in the ordinary course of the operations of affected businesses. Some subsidiaries face remediation of soil and groundwater as a result of predecessors or their own previous disposal practices. In addition, Pentair subsidiaries have been named as potentially responsible parties at a small number of Superfund or other sites being studied or remediated. In all cases to date, the affected business has been deemed to be a de minimis defendant or the business's share of remediation costs has not been material to Pentair. Pentair contractually retained certain obligations pertaining to environmental issues of a discontinued paper business. Payments related to these retained obligations were not material to the Company's operations in 1996 or 1995.
            For purposes of maintaining appropriate reserves against liabilities associated with environmental issues, whether involving on- or off-site locations, Pentair management reviews each individual site, taking into consideration the number of parties involved with the site, the joint and several liability imposed by certain environmental laws, the expected level of contributions of the other parties, the nature and quantities of wastes involved, the expected method and extent of remediation, the estimated professional expenses involved and the time period over which any costs would be incurred. Based on this evaluation, reserves are established when loss amounts are probable and reasonably estimable. Insurance recoveries are recorded only when claims for recovery are settled.
            Pentair also engages environmental professionals to perform periodic audits of its facilities to assist Pentair in complying with the various environmental laws and regulations faced by its businesses. Capital expenditures necessary for compliance with environmental regulations were not material during 1996 or 1995, nor are they anticipated to be material in the foreseeable future.
            Notification Regarding Forward-looking Information
Except for historical information contained herein, certain statements are forward-looking statements that involve risks and uncertainties, including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development, commercialization and technological difficulties, capacity and supply constraints or difficulties, the results of financing efforts, actual purchases under agreements, the effect of the Company's accounting policies, and other risks detailed in other SEC filings.

            page 36
            Report of Management
            and Report of Independent Certified Public Accountants

            Management's Responsibility for Financial Reporting The consolidated financial statements of Pentair, Inc. have been prepared by company management who are responsible for their integrity and objectivity. These statements have been prepared in accordance with generally accepted accounting principles and, where appropriate, reflect estimates based on judgments of management.
            Pentair maintains a system of internal controls. Our systems provide reasonable assurance that assets are protected, transactions are appropriately reported, and established procedures are followed.
            The financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants, whose report appears on this page.
            The Audit Committee of the Board of Directors, comprised of outside directors, meets periodically with the independent certified public accountants and management to monitor activities and to ensure that each is properly discharging its responsibilities. The independent certified public accountants have free access to the Audit Committee, without management present, to discuss the results of their audit, the adequacy of internal accounting controls, and the quality of financial reports.

         Winslow H. Buxton
         Chairman of the Board, President, and Chief Executive Officer

         Richard W. Ingman
         Executive Vice President and Chief Financial Officer


            Report of Independent Certified Public Accountants To the Directors and Shareholders of Pentair, Inc.:
            We have audited the accompanying consolidated balance sheets of Pentair, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
            In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pentair, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

            Deloitte & Touche LLP
            Minneapolis, Minnesota
            February 7, 1997

            page 37
Pentair, Inc. and Subsidiaries
Consolidated Statements of Income



In Thousands, Except per Share Amounts
Years Ended December 31               1996           1995           1994

Net Sales                             $1,567,065     $1,402,871     $1,261,705
Operating Costs
Cost of Goods Sold                     1,098,064        996,576        892,321
Selling, General
 and Administrative                      310,606        276,683        251,685
Research and Development                  15,476         13,365         12,125
Total Operating Costs                  1,424,146      1,286,624      1,156,131

Operating Income                         142,919        116,247        105,574
Interest Expense                         (19,537)       (21,861)       (23,519)
Interest Income                            1,220          7,308          1,450
Income from Continuing
 Operations before
 Income Taxes                            124,602        101,694         83,505
Provision for Income Taxes                50,093         41,194         33,402
Income from Continuing Operations         74,509         60,500         50,103
Discontinued Operations:
 Income from Operations of
 Discontinued Paper Products
 and Joint Venture Segments
 (Net of Applicable
 Income Taxes of $0, $2,740
 and $2,098, Respectively)                     0          4,566          3,497
 Gain on Sale of Discontinued Operations
 (Less Applicable Income Taxes of $7,734)      0         12,134              0
Net Income                                74,509         77,200         53,600
Preferred Dividend Requirements            4,928          5,203          5,416
Earnings Applicable to Common Stock      $69,581        $71,997        $48,184

Earnings per Common Share
Primary
 Continuing Operations                     $1.83          $1.48          $1.21
 Discontinued Operations                     .00            .45            .10
                                           $1.83          $1.93          $1.31

Fully Diluted
 Continuing Operations                     $1.73          $1.41          $1.17
 Discontinued Operations                     .00            .40            .09
                                           $1.73          $1.81          $1.26

Average Common Shares Outstanding
 Primary                                  37,949         37,300         36,844
 Diluted                                  42,752         42,380         42,080

See Notes to Consolidated Financial Statements.

            page 38
Pentair, Inc. and Subsidiaries
Consolidated Balance Sheets

In Thousands
December 31                            1996             1995


Assets
Current assets
 Cash and Cash Equivalents             $22,973          $36,648
 Accounts and
  Notes Receivable - Trade (Net)       299,055          262,503
 Note Receivable                             0          100,000
 Inventories                           256,715          212,685
 Deferred Income Taxes                  23,084           26,017
 Other Current Assets                   12,428            9,391
  Total Current Assets                 614,255          647,244

Property, Plant and Equipment
 Land and Land Improvements             19,314           18,284
 Buildings                             110,983          100,355
 Machinery and Equipment               364,953          312,250
 Construction in Progress               30,668           21,219
    Total                              525,918          452,108
 Less Accumulated Depreciation         227,069          185,381
 Property, Plant and Equipment         298,849          266,727

Marketable Securities
 - Insurance Subsidiary                 40,764           33,036
Goodwill - Net                         298,372          282,376
Deferred Income Taxes                    2,381                0
Other Assets                            34,393           23,110
Total Assets                        $1,289,014       $1,252,493

See Notes to Consolidated Financial Statements.

            page 39
Pentair, Inc. and Subsidiaries
Consolidated Balance Sheets

In Thousands
December 31                             1996            1995
Liabilities
Current Liabilities
 Accounts and Notes Payable - Trade    $98,146        $90,846
 Notes Payable                               0        120,732
 Compensation and Other
   Benefits Accruals                    61,713         68,414
 Income Taxes                           24,919         17,812
 Accrued Product Claims
  and Warranties                        25,167         21,684
 Accrued Expenses and
   Other Liabilities                    58,765         58,363
 Current Maturities of
   Long-term Debt                       32,928         18,950
  Total Current Liabilities            301,638        396,801
Long-term Debt                         279,889        219,896
Other Liabilities                       17,251         21,209
Pensions and Other
 Retirement Compensation                47,018         38,220
Postretirement Medical
 and Other Benefits                     47,045         46,158
Reserves - Insurance Subsidiary         32,322         27,354

Commitments and Contingencies
  (Notes 9 and 19)

Shareholders' equity
  Preferred Stock -
  at Liquidation Value
  Outstanding:
  1,769,983 Shares in 1996
  and 1,873,051 Shares in 1995          62,058         65,656
  Unearned ESOP Compensation           (14,440)       (21,074)
  Common Stock - Par $.16 2/3
    Outstanding:
      37,717,022 in 1996 and
      37,035,082 in 1995                 6,287          6,172
  Additional Paid-in Capital           179,143        169,832
  Currency Translation, Pension and
  Marketable Security Adjustments        8,053         11,020
  Retained Earnings                    322,750        271,249
    Total Shareholders' Equity         563,851        502,855
Total Liabilities and
    Shareholders' Equity            $1,289,014     $1,252,493

See Notes to Consolidated Financial Statements.

            page 40
Pentair, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity

In Thousands
Years Ended December 31              1996             1995            1994

Preferred Stock
 Beginning Balance                   $65,656          $68,444          $69,380
 Conversions into Common              (3,598)          (2,788)            (936)
 Ending Balance                       62,058           65,656           68,444

Unearned ESOP Compensation          $(14,440)        $(21,074)        $(27,528)

Common Stock
 Beginning Balance                    $6,172           $6,082           $6,044
 Employee Stock Plans - Net               69               54               26
 Conversions into Common                  46               36               12
 Ending Balance                        6,287            6,172            6,082

Additional Paid in Capital
 Beginning Balance                  $169,832         $163,273         $160,438
 Employee Stock Plans - Net            5,770            3,828            1,926
 Conversions into Common               3,541            2,731              909
 Ending Balance                      179,143          169,832          163,273

Currency Translation, Pension and
Marketable Security Adjustments
 Beginning Balance                   $11,020           $8,033          $(7,047)
 Currency Translation                 (3,072)            (765)          12,106
 Marketable Security Adjustments         875            1,692             (692)
 Pension Adjustments                    (770)           2,060            3,666
 Ending Balance                        8,053           11,020            8,033

Retained Earnings
 Beginning Balance                  $271,249         $213,670         $177,487
 Net Income                           74,509           77,200           53,600
 Dividends
  Common                             (18,735)         (14,718)         (13,105)
  Preferred                           (4,928)          (5,203)          (5,416)
 Payment for Redemption
   of Stock Rights                         0             (558)               0
 Tax Benefit of Preferred Dividends      655              858            1,104
 Ending Balance                      322,750          271,249          213,670
Total Shareholders' Equity          $563,851         $502,855         $431,974

See Notes to Consolidated Financial Statements.

            page 41
Pentair, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

In Thousands
Years Ended December 31              1996            1995              1994

Operating activities
Net Income                          $74,509          $77,200           $53,600
Adjustment for
  Discontinued Operations                 0          (16,700)           (3,497)
Adjustments to
Reconcile to Cash Flow
 Depreciation                        47,925           41,570            34,924
 Amortization of Intangible Assets   11,595            7,364             5,895
 Deferred Income Taxes                  484            5,725             2,903
Changes in Assets and Liabilities,
 Net of Effects of Acquisitions
 Receivables                       (16,791)          (34,103)          (24,099)
 Inventories                       (16,345)           (9,257)          (12,364)
 Other Assets                      (13,488)          (10,060)           (8,597)
 Accounts Payable                    2,615            10,038             2,584
 Accrued Compensation and Benefits  (9,277)           17,735            10,383
 Income Taxes                        7,025             9,692            (7,000)
 Pensions and Other
  Retirement Compensation            8,695            12,038            (12,251)
 Reserves - Insurance Subsidiary     4,968             6,270             7,219
 Other Liabilities                    (210)          (11,849)           25,462
Cash from Operations:
 Continuing Operations             101,705           105,663            75,162
 Payments Related to
  Discontinued Operations                0           (34,925)           (5,405)
Total Cash from
 Operating Activities              101,705            70,738            69,757

Investing Activities
 Capital Expenditures              (71,646)          (63,838)          (57,861)
 Proceeds from Sale of
  Discontinued Operations          100,000           216,086                 0
 Acquisition of Businesses
  - Net of Cash Acquired           (75,185)          (16,517)         (139,750)
 Payment of Notes Related
  to Prior Acquisition            (120,732)                0                 0
 Construction Funds
    Held in Escrow                  (9,251)                0                 0
 Purchase of
   Marketable Securities           (15,966)          (13,081)           (9,598)
 Proceeds from Sale of
  Marketable Securities              6,274             6,091             4,537
Cash Provided by (Used for)
 Investing Activities             (186,506)          128,741          (202,672)

Financing Activities
 Long-term Borrowings               91,528            30,792           171,528
 Payments of Long-term Debt        (15,425)         (210,236)          (19,231)
 Unearned ESOP
  Compensation Decrease              6,634             6,454             7,925
 Employee Stock Plans and Other      6,483             4,161             3,041
 Dividends                         (23,663)          (19,921)          (18,521)
Cash Provided by (Used for)
 Financing Activities               65,557          (188,750)          144,742

Effects of Currency Exchange
 Rate Changes                        5,569            (6,758)           10,523

Increase (Decrease) in Cash
  and Cash Equivalents             (13,675)            3,971            22,350

Cash and Cash Equivalents -
 Beginning of Period                36,648            32,677            10,327
 End of Period                     $22,973           $36,648           $32,677

See Notes to Consolidated Financial Statements.

            page 42
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

            1. Summary of Significant Accounting Policies
            Principles of Consolidation The consolidated financial statements include Pentair, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and
transactions have been eliminated.
            Cash Equivalents The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.
            Property, Plant and Equipment Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method. Estimated useful lives are:
            Land Improvements 5 Years
            Buildings    6 to 33 Years
            Machinery and Equipment     3 to 16 Years

            Insurance Subsidiary The Company's wholly-owned insurance subsidiary, established in June 1992, insures general and product liability, workers' compensation, and auto liability risks. The insurance subsidiary invests in marketable securities including debt and equity securities classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain
Investments in Debt and Equity Securities". Debt and equity securities classified as available-for-sale are carried at fair value on the balance sheet with unrealized gains and losses reported in a component of shareholders' equity.
            These investments are treated as operating assets of the insurance subsidiary and the related earnings ($1,824,000, $1,470,000, and $1,108,000 in 1996, 1995 and 1994,
respectively) are recorded as a reduction of the insurance component of cost of sales. Reserves for policy claims
($40,403,000 in 1996 and $34,192,000 in 1995) are established based on actuarial projections of ultimate loss.

The cost and market value of debt and equity securities of the insurance subsidiary at december 31, by contractual maturity, are shown below:

      In Thousands                 1996                    1995
                            Cost       Market       Cost         Market
Debt Securities:
 Due During the Next Year   $2,105     $2,103       $1,504       $1,504
 Due After One Year
  through Five Years        17,381     17,408       17,405       17,159
 Due After Five Years
  through Ten Years          8,02       8,160        4,957        5,844
                            27,506     27,671       23,866       24,507
Equity Securities:          10,262     13,093        7,492        8,529
Total                      $37,768    $40,764      $31,358      $33,036


            Goodwill The excess purchase price paid over net assets of businesses acquired is amortized on a straight-line basis over periods ranging from 25 to 40 years. The amortization recorded for 1996, 1995 and 1994 was $11,160,000, $7,253,000 and
$5,895,000, respectively. Accumulated amortization was
$36,685,000 and $25,860,000 at December 31, 1996 and 1995,
respectively. The Company periodically reviews goodwill to assess recoverability. The Company evaluates the recoverability by measuring the unamortized balance of such goodwill against estimated future cash flows. If events or changes in circumstances indicated that the carrying amount of such asset may not be recoverable, the asset would be adjusted to the present value of the estimated future cash flows. Based on evaluations performed, there was no adjustment to the carrying value of goodwill in 1996.

            page 43
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

            Long-lived Assets Pentair evaluates the carrying value of long-lived assets. When the carrying value exceeds the projected undiscounted cash flows from the assets, an impairment is recognized to reduce the carrying value to the fair market value. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are reduced for the cost to sell. Based on evaluations performed, there was no adjustment to the carrying value of such assets in 1996.
            Foreign Currency Translation Translation gains or losses resulting from translating foreign currency financial statements are reported in a component of shareholders' equity. Foreign currency transaction gains and losses are included in earnings as incurred.
            Revenue Recognition Revenue from sales is recognized at the time the product is shipped.
            Product Warranty Costs Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.
            Research and Development Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products, improving or creating variations of existing products, or modifying existing products to meet new applications.
            Earnings per Common Share Earnings per common share are based on the weighted average number of common and common equivalent shares outstanding during each period.
The tax benefits applicable to preferred dividends paid to ESOPs are: for allocated shares credited to income tax expense; for unallocated shares; credited to retained earnings and not considered earnings applicable to common stock.
            Fully diluted computations assume full conversion of each series of preferred stock into common stock, the elimination of preferred dividend requirements, and the recognition of the tax benefit on deductible ESOP dividends applicable to allocated shares payable based on the converted common dividend rate. Conversion was assumed during the portion of each period that the securities were outstanding.
            On January 22, 1996 the board of directors approved a two-for-one stock split in the form of a 100% stock dividend. The dividend was payable February 16, 1996 to shareholders of record at the close of business on February 2, 1996. All references in the financial statements to average number of shares outstanding and related prices, per share amounts, and the stock plan data have been restated to reflect this stock split.
            Reclassifications Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

            2. Supplemental Cash Flow Information Cash payments for interest were $25,591,000, $22,571,000 and $22,856,000 for the years ended December 31, 1996, 1995 and 1994, respectively.
            Cash payments for income taxes were $38,127,000, $34,754,000 and $27,649,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

            3. Acquisitions
            1996 Acquisitions In 1996, the Company paid
$75,185,000 to acquire new companies. The pro forma effect of these acquistions is not material to the Company.
            Fleck Acquisition Effective November 1, 1995, the Company acquired Fleck Controls, Inc., a manufacturer of control valves which are major components in residential water softeners, and commercial and industrial water conditioning systems for $133.9 million of which $13.2 million was paid in cash and promissory notes due January 2, 1996 for page 44
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

            $120.7 million were given for the remainder. The acquisition was accounted for by the purchase method;
accordingly, the purchase price was allocated to the assets acquired based on their estimated fair values as follows: working capital, $11.1 million; property, plant and equipment, $10.5 million; other non-current liabilities, $.2 million; other intangible assets, $3.5 million; and goodwill, $109.1 million. Goodwill will be amortized on a straight line basis over 25 years.
            The Fleck operating results are included in the Company's consolidated results from November 1, 1995. Had the acquisition occurred at January 1, 1994, unaudited pro forma results for 1994 are: net sales $1,322.2 million; income from continuing operations, $51.2 million and primary and diluted earnings per share from continuing operations, $1.25 and $1.20, respectively. Unaudited pro forma results for 1995 are: net sales $1,460.0 million; income from continuing operations, $61.8 million and primary and diluted earnings per share from continuing operations, $1.52 and $1.44, respectively.
            These results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of 1994, or of the results which may occur in the future.
            Schroff Acquisition Effective January 1, 1994, the Company acquired Schroff GmbH and its international subsidiaries, manufacturers of cabinets, cases, subracks and accessories for the electronics industry, for $139.8 million. The Schroff operating results are included in the Company's consolidated results from January 1, 1994.

            4. Discontinued Operations - Paper Products and Joint
Venture Segments
            On April 1, 1995 the Company sold its Cross Pointe
Paper Corporation subsidiary for $203.3 million, of which $103.3 million was received in cash and a promissory note due January
2, 1996 was received for the remainder. On June 30, 1995 the Company sold its Niagara of Wisconsin Paper Corporation, its
50% share of Lake Superior Paper Industries (LSPI) joint venture and its 12% share of Superior Recycled Fiber Industries (SRFI) joint venture for $115.6 million cash.
            The gain on the sales was $12.1 million after income tax expense of $7.7 million. The transaction added 28 cents to diluted earnings per share in 1995.
            The prior years have been restated to include the Company's former paper businesses (Paper Products and Joint
Venture segments) as discontinued operations.
            Summarized results of operations of discontinued operations were as follows:

Results of Operations
In Millions            1995           1994

Net Sales              $145.1         $387.5
Operating Income          9.0           13.7
Earnings, Net of Tax      4.6            3.5
Gain on Sale, Net of Tax 12.1            0.0

            5. Balance Sheet Information Accounts receivable are stated net of allowances for doubtful accounts of $7,348,000 in 1996 and $7,840,000 in 1995.
            Inventories are stated at the lower of cost or market. All non-U.S. companies use the first-in, first-out-FIFO and moving average methods. The U.S. companies use the last-in, first-out-LIFO method.

In Thousands                   1996           1995

Finished Goods                 $159,617       $134,456
Work in Process                  47,689         40,801
Raw Materials and Supplies       49,409         37,428
Total                          $256,715       $212,685

            If all LIFO inventories were valued at FIFO, aggregate inventory would have been $261,664,000 and $218,095,000 at December 31, 1996 and 1995, respectively.

            page 45
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

            6. Long-term Debt and Credit Facilities Revolving credit agreements are with seven banks providing credit facilities of U.S. $275 million which can be borrowed in U.S. $ or any other
G7 currency. G7 currencies include any of German
Deutschmarks, French Francs, British Pounds Sterling, Japanese
Yen, Canadian Dollars, or Italian Lira. The Company must pay a commitment fee rate ranging from .100 to .150 of 1% per annum on the total amount of the credit facility. The rate is assessed pursuant to a sliding scale based on the Company's debt to total capital ratio as calculated quarterly. Borrowings under the revolving credit facilities mature on June 30, 2001.

Debt is summarized as follows:
In Thousands                                            1996         1995
Revolving Credit Facilities,
            Average Interest Rate of 4.27%              $168,413     $92,574
Private Placement Debt, Due 1997 to 2003,
            Average Interest Rate of 7.23%               115,000     125,000
Other, Due Periodically to 2005,
            Average Interest Rate 6.2%                    29,404      21,272
               Total                                     312,817     238,846
               Current Maturities                         32,928      18,950
               Total Long-term Debt                     $279,889    $219,896


            At December 31, 1996, outstanding debt included $65.0 million in U.S. dollars with an average current interest rate of 5.68% and $103.4 million in foreign currencies (primarily German
Deutschmarks) with an average current interest rate of 3.39%.
The average credit facilities borrowing rates were 4.5% in 1996 and 6.0% in 1995. See also interest rate swap agreements at
Note 7.
            Various debt agreements have restrictions relating to minimum net worth, certain financial ratios, and dividends and certain other restricted payments. Under the most restrictive covenants, $118,000,000 of the December 31, 1996 retained earnings were unrestricted for such purposes. The Company has remained in compliance with these covenants.
            Total long-term debt maturities, excluding revolving credit facilities, are $32,928,000, $24,964,000, $39,537,000,
$23,025,000 and $17,518,000 for the years 1997 to 2001,
respectively.

            In January 1997, the Company completed a private placement to be funded in February 1997 ($10 million) and May
1997 ($40 million) with an average life of nine years and an average interest rate of 6.92%.

            7. Financial Instruments The Company utilizes various derivatives such as interest rate swap agreements, foreign currency hedging agreements and interest rate cap agreements.
The Company uses these derivatives in a strategic manner to minimize interest rate and foreign currency risk. The instruments are not purchased as speculative investments.
            The Company has entered into interest rate swap agreements with major financial institutions to exchange variable rate interest payment obligations to fixed rate obligations without the exchange of the underlying principal amounts in order to manage interest rate exposures. Net payments or receipts under the agreements are recorded as adjustments to interest expense and credit risk is considered remote.

            page 46
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

            As of December 31, 1996 the Company has one swap agreement outstanding with an aggregate notional amount of $10,000,000. The Company also has in place forward starting swap agreements, which activate during the period from June
1997 through June 1999, with an aggregate notional amount of $64,500,000. The swap agreements have an average fixed interest rate of 6.56% and an ultimate maturity of 8 years. Under the interest rate environment existing as of December 31, 1996, the net fair value of the Company's swap agreements was a net liability of $1,309,000.
            Long-term debt, including current maturities, has a carrying value of $312,817,000 and a fair value of $320,000,000. The estimated fair value represents the present value of debt service at rates currently available to the Company for issuance of debt with similar terms. Except for the above, all financial instruments are carried at amounts that approximate estimated fair value.

            8. Lease Commitments Rent expense related to operating leases amounted to $11,400,000, $13,117,000 and $7,199,000 in 1996, 1995 and 1994, respectively. The majority of the lease commitments are for information systems.
            Future minimum rental payments under all operating leases are $9,349,000, $7,268,000, $5,049,000, $4,140,000 and
$8,263,000 for the years 1997 to 2001, respectively.

            9. Commitments and Contingencies
            Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company relating to the conduct of its businesses, including those pertaining to product liability, environmental, safety and health, and employment matters. The Company records liabilities when loss amounts are determined to be probable and reasonably estimable. Insurance recoveries are recorded only when claims for recovery are settled. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes, based on facts presently known, that the outcome of such legal proceedings and claims will not have a material adverse effect on the Company's financial position, liquidity, or future results of operations.
            Under a $382,000,000 leveraged-lease financing for its former joint venture LSPI, the Company is committed to provide up to $95,000,000 additional cash to LSPI if needed to meet its lease obligation. In connection with the sale of LSPI, Consolidated Papers, Inc. (the purchaser) has agreed to indemnify the Company for any required payments.

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

                                    Series 1988         Series 1990
Shares
 Authorized                         300,000             2,500,000
 Issued and Outstanding             122,099             1,647,884
 Liquidation Value                  $100.00             $30.25
 Conversion
  Price of Common                   $10.66 to $13.34    $13.11
  Shares of Common                  9.375 to 7.5        2.3077
  Early Redemption Date             January 1991        March 1994


            page 47
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

            Upon the retirement or other termination of an ESOP participant, the shares of preferred stock (Series 1988 and 1990) in which he or she is vested are automatically converted into common shares and distributed in that form, with fractional shares paid in cash.
            Common Stock The authorized stock of the Company also consists of 122,200,000 shares of Common Stock with a par value of $.162_3. On January 22, 1996, the board of directors approved a two-for-one stock split in the form of a 100% stock dividend. The dividend was payable February 16, 1996 to shareholders of record at the close of business on February 2, 1996.

Changes in outstanding common shares are summarized as follows:


In Thousands                    1996      1995     1994

Beginning Balance               37,035    36,496    36,269
Employee Stock Plans - Net         409       325       157
Conversion of Preferred Stock      273       214        70
Ending Balance                  37,717    37,035    36,496


            11. Share Rights Plan On July 21, 1995, the board declared a dividend of one common share purchase right for each outstanding share of common stock. The dividend was effective July 31, 1995 for shareholders of record on such date. Each right entitles the registered holder to purchase from the Company one common share at a price of $80.00, subject to adjustment. Such rights only become exercisable ten business days after a person or group acquires beneficial ownership of, or commences a tender or exchange offer for, 15% or more of the Company's common stock.
            The Company can redeem the rights for $.01 per right. The rights will expire on July 31, 2005, unless the rights are earlier redeemed or exchanged by the Company.

            12. Employee Stock Ownership Plan (ESOP) The
Company has an Employee Stock Ownership Plan (ESOP) covering non-bargaining and some bargaining U.S. employees.
The employees receive Series 1990 Preferred Stock in lieu of cash 401(k) matching contributions and other cash compensation.
            To finance the plan, the ESOP borrowed $56,500,000 from the Company and exchanged it for 1,867,768 shares of Callable Cumulative Voting Convertible Preferred Stock, Series
1990 at $30.25 per share. The unpaid balance of the twenty-year, 8.75% loan with interest only for the first four years is included in the Company's balance sheet as unearned ESOP compensation.
            Gross compensation expense (i.e. the value of shares allocated to participant accounts) was $5,561,000, $5,391,000, and $6,894,000 in 1996, 1995 and 1994, respectively. The stock held by the ESOP is released for allocation to the participants accounts as principal and interest is paid from dividends on unallocated shares ($1,679,000, $2,202,000, and $2,831,000 in
1996, 1995 and 1994, respectively) and Company contributions. Through December 31, 1996, the loan has been reduced
$54,655,000; of this, $42,060,000 (1,390,000 shares) has been allocated to participants accounts as compensation and dividends; and the difference is included in unearned compensation.
            A separate frozen ESOP holds the Series 1988 Preferred
Stock.

            page 48
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

            13. Stock Incentive Plans
            Omnibus Stock Incentive Plan In April 1996, shareholders approved amendments to the Omnibus Stock Incentive Plan (the
Plan) to authorize the issuance of additional shares of the Company's common stock. The Plan extends to February 14,
2006. At December 31, 1996, there were 3,245,427 shares available for grant under the Plan.
            The Plan allows for the granting of nonqualified stock options, incentive stock options, restricted stock, rights to restricted stock and incentive compensation units (ICUs).
Although none have been issued, the Plan also allows for granting of stock appreciation rights, performance shares and performance units.
            Restricted Shares, Rights to Restricted Stock and ICUs Restrictions on the restricted shares, rights to restricted stock and ICUs generally expire in the third, fourth and fifth years after issuance. Beginning with 1993 grants, ICU restrictions will expire at the end of three years. The value of each ICU is based on the increase in book value of common stock during the restriction period and is payable when the restrictions lift. Compensation expense consists of (a) amortization of the market value of the stock on the date of award over the period in which the restrictions lapse, and (b) the annual increase in ICU value. Compensation expense was $4,909,000 in 1996, $5,040,000 in 1995, and $3,050,000 in 1994. The Company records incremental tax benefits resulting from the program as additional paid-in capital.
            Options Options are granted to purchase shares at not less than fair market value of shares on date of grant. Options generally expire after five years but may expire up to ten years from date of grant.
            Outside Directors Nonqualified Stock Option Plan The
Plan allows for the granting of nonqualified stock options. Options are granted to purchase shares at not less than fair market value of shares on date of grant. Options generally expire after five years but may expire up to ten years from date of grant. The Plan extends to January 1998. At December 31, 1996, there were
429,448 shares available for grant under the Plan.

            Details of options for both plans are as follows:

                                                              Weighted
                                               Number         Average
                                               of Shares      Exercise Price

            1994    Granted                    395,896        $    17.75
                    Exercised                  162,302        $    10.5138
                    Forfeited                   16,412        $    15.2194
                    Outstanding, End of Year 1,472,924        $    13.7563
                    Exercisable, End of Year   709,570        $    11.3190

            1995    Granted                    451,718        $    21.50
                    Exercised                  427,192        $    11.0967
                    Forfeited                   40,392        $    20.2416
                    Outstanding, End of Year 1,457,058        $    16.8973
                    Exercisable, End of Year   690,738        $    14.1777

            1996    Granted                    398,278        $    25.00
                    Exercised                  456,031        $    14.0283
                    Forfeited                   51,546        $    22.2582
                    Outstanding, End of Year 1,347,759        $    19.9397
                    Exercisable, End of Year   602,412        $    16.5584


            page 49
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

Options outstanding and exercisable by price range as of December 31, 1996:

                                 Weighted
                                 Average
                                 Remaining                           Weighted
                                 Con-                                Average
Range of            Number       tractual             Number         Exercise
 Exercise Prices    Outstanding  Life     Price       Exercisable    Price
$12.2917 - $14.7083    300,166   1.02     $13.50      300,166        $13.50
$17.75                 300,450   2.06     $17.75      185,913        $17.75
$21.375 - $22.5625     372,565   3.05     $21.50      116,333        $21.50
$25.00                 374,578   4.06     $25.00            0         $0.00
$12.2917 - $25.00    1,347,759   2.60     $19.9397    602,412        $16.5584


            In accordance with generally accepted accounting principles, the Company has chosen to continue accounting for its plans using the "intrinsic value based" method in accordance with Accounting Principles Board Opinion No. 25. Had compensation cost for the plans been determined using the "fair value based" method as defined in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the effect on the Company's income from continuing operations and earnings per share would have been immaterial.

            14. Provision for Income Taxes
The components of earnings before income taxes were as follows:

In Thousands                    1996            1995            1994
U.S.                            $89,833         $76,294         $71,236
International                    34,769          25,400          12,269
                               $124,602        $101,694         $83,505

The provisions for income taxes, excluding tax benefits credited directly to shareholders' equity, were as follows:


In Thousands                    1996            1995            1994
Current
 U.S. (Less
   Foreign Tax Credits)         $33,897         $23,751        $26,251
 State                            6,760           4,127          3,415
 International                    8,952           7,591            833
Current Provision                49,609          35,469         30,499

Deferred
 U.S.                            (4,687)          2,421         (2,374)
 International                    5,171           3,304          5,277
Deferred Provision                  484           5,725          2,903
Total Provision                 $50,093         $41,194        $33,402


            page 50
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

A reconciliation of the statutory federal tax rate to the effective rate follows:


                                        1996         1995         1994
Statutory U.S. Income Tax Rate          35.0%        35.0%        35.0%
State and Local Income Taxes,
 Net of U.S. Income Tax Benefit          3.3          3.1          2.6
Incremental International Tax Rate       1.6          2.0          2.2
Goodwill                                 2.0          1.2          1.2
ESOP Dividend Benefit                   (0.9)        (1.1)        (1.2)
Other                                   (0.8)         0.3          0.2
Effective Rate                          40.2%        40.5%        40.0%

The tax effect of the primary temporary differences giving rise to the company's deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows:

In Thousands, December 31                         1996           1995
     Deferred Tax Assets:
       Accounts Receivable Allowances             $4,026         $3,473
       Retiree Medical Liability                  19,376         19,081
       Warranty/Product Liability Accruals        15,632         15,270
       Employee Benefit Accruals                  17,173         16,981
       Other                                      14,232          9,037
     Gross Deferred Tax Assets                    70,439         63,842

     Deferred Tax Liabilities:
       Inventory Allowances                       (5,376)        (8,230)
       Accelerated Depreciation                  (22,300)       (21,637)
       Other                                     (17,298)        (8,026)
     Gross Deferred Tax Liabilities              (44,974)       (37,893)

     Net Deferred Tax Assets                     $25,465        $25,949


            15. Retirement Plans The Company has several non-contributory defined benefit employee pension plans covering substantially all employees of its U.S. and certain non-U.S. subsidiaries. Employees covered under the bargaining plans are eligible to participate at the time of employment and the benefits are based on a fixed amount for each year of service. Employees covered under the non-bargaining pension plans are eligible to participate upon the attainment of age 21 and the completion of one year of service; and benefits are based upon final average salary and years of service. All employees are fully vested in the plans after 5-7 years of service. The Company's funding policy is to make quarterly contributions as required by applicable regulations.

            page 51
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

The components of pension cost are as follows:

In Thousands                           1996          1995          1994
Service Cost                           $11,128       $9,020        $9,578
Interest Cost
 on Projected Benefit Obligation        18,023       16,772        13,464
Actual Return on Assets                (41,358)     (43,012)       (4,564)
Net Amortization and Deferral           22,778       28,165        (8,960)
Net Periodic Pension Cost              $10,571      $10,945        $9,518

Assumptions used to develop pension data were:

                                        1996      1995      1994
Expense:
 Discount Rate                           7.0%      8.5%      7.0%
 Long-term Rate of Return on Assets      8.5%      8.5%      8.5%
 Rate of Increase in Compensation        5.0%      6.0%      5.0%
PBO Discount Rate Year-end               7.5%      7.0%      8.5%

The funded status and accrued pension cost at December 31 are as follows:

                                      Plans Whose               Plans Whose
                                      Assets Exceed         Accumulated Benefits
                                      Accumulated Benefits      Exceed Assets
In Thousands                           1996       1995          1996    1995

Plan Assets at Fair Value              $272,135   $219,892      $146    $8,658
Accumulated Benefit Obligation (ABO):
 Vested Benefits                        177,743    168,088    17,523    23,922
 Nonvested Benefits                       2,885      2,229    13,175    10,851
 Total ABO                              180,628    170,317    30,698    34,773
Provision for Salary Increases           44,687     50,477     5,645     5,410
Projected Benefit Obligation (PBO)     $225,315   $220,794   $36,343   $40,183

Plan Assets (in excess of)
less than PBO                          $(46,820)      $902   $36,197   $31,525
Net Transition (Liability) Asset            671        671      (233)     (106)
Unrecognized Prior Service Cost          (2,669)    (2,836)     (454)     (764)
Unrecognized Net Gains (Losses)          48,032      7,089    (6,890)   (6,707)
Minimum Liability Adjustment                  0          0     3,517     2,685
Accrued Pension Liability                 $(786)    $5,826   $32,137   $26,633


            In German practice, it is uncommon to fund pension plans. Approximately $23 million of the $36 million underfunding shown above (Plan assets less than PBO) relates to the German pension plans.
            At December 31, 1996, approximately 90% of the plan assets are invested in listed stocks and bonds or cash and short-term investments. The rest of the plan assets are invested primarily in fixed-rate guaranteed investment type contracts purchased from insurance companies. The Company's own common stock accounted for 12.5% of plan assets.

            page 52
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

            16. Postretirement Medical and Other Benefits The Company provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits if they meet minimum age and service requirements and are eligible for retirement benefits.


The accrued postretirement medical and other benefits costs that are not funded were as follows at December 31:

In Thousands                                  1996         1995
Accumulated Postretirement
   Benefit Obligation (APBO):
  Retirees                                   $24,864       $26,199
  Fully Eligible Active Plan Participants      7,768         8,115
  Other Active Plan Participants               8,311         8,879
  Total APBO                                  40,943        43,193
  Unrecognized Prior Service Cost              5,084         6,032
  Unrecognized Net Gains (Losses)              2,939          (300)
  Accrued Postretirement Medical and
   Other Benefits Liability                  $48,966       $48,925


The components of the net periodic cost are as follows:

In Thousands                                       1996     1995     1994
Service Cost                                       $630     $624     $600
Interest Cost on Projected Benefit Obligation     2,921    3,870    2,677
Amortization of Plan Amendment                     (948)    (913)    (472)
Net Periodic Postretirement Cost                 $2,603   $3,581   $2,805


            The discount rate used in determining actuarial present value of the benefit obligations was 7.5% in 1996 and 7.0% in 1995. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.4% in 1996, declining to 5.75% by the year 2020. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December
31, 1996 would be increased by 2.7%. The effect of this change on the sum of the service cost and interest cost would be an increase of 2.6%.

            page 53
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

            17. Industry Segment and Geographic Information (unaudited) Businesses in the Specialty Products Segment manufacture products designed and marketed for commercial, residential and municipal construction and a variety of professional craftsman and do-it-yourself woodworking applications. The products include woodworking machinery
(Delta), portable power tools (Porter-Cable), residential water systems, sump pumps, environmental pumps and grinders, and industrial pumps (Myers), and control valves which are major components in residential water softeners, and commercial and industrial water conditioning systems (Fleck).
            Businesses in the General Industrial Equipment Segment manufacture products designed to facilitate industrial and commercial expansion and efficiencies. The products include electrical and electronic enclosures (Hoffman & Schroff), lubrication systems and material dispensing equipment (Lincoln Industrial), vehicle service equipment (Lincoln Automotive &
Century Manufacturing) and sporting and law enforcement ammunition (Federal).
            Corporate expense includes administrative costs, charges that do not relate to current operations and captive insurance activities. Corporate assets include all cash and cash equivalents.

Sales and operating income by business segment are included in the table on page 30. The following tables provide additional segment


                                       General
                        Specialty      Industrial
In Thousands            Products       Equipment      Corporate     Total
Identifiable Assets
               1996     $488,146       $721,853        $79,015      $1,289,014
               1995      383,983        686,170        182,340       1,252,493
               1994      227,764        618,265        315,113       1,161,142
Depreciation and Amortization
               1996      $18,318        $41,044           $158         $59,520
               1995       10,147         38,625            162          48,934
               1994        8,036         32,667            116          40,819
Capital Expenditures
               1996      $21,542        $50,032            $72         $71,646
               1995       16,046         47,694             98          63,838
               1994       12,238         45,400            223          57,861


            page 54
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements


Information by geographic area follows:
(The components of this table are accumulated based upon the geographic location of the subsidiary.)

                         United                         Elimin-
In Thousands             States      Europe     Other   ations      Total
1996
Sales:
 Unaffiliated Customers  $1,245,046  $242,963   $79,056        $0   $1,567,065
 Intercompany                37,520    92,177       355  (130,052)           0
 Total Sales             $1,282,566  $335,140   $79,411 $(130,052)  $1,567,065

Operating Income           $108,783   $25,663    $8,473        $0     $142,919

Assets:
 Identifiable Assets       $959,030  $281,345   $55,346  $(85,722)  $1,209,999
 Corporate Assets                                                       79,015
   Total Assets                                                     $1,289,014

1995
Sales:
 Unaffiliated Customers  $1,094,784  $230,344  $77,743         $0   $1,402,871
 Intercompany                15,915    90,124        0   (106,039)           0
  Total Sales            $1,110,699  $320,468  $77,743  $(106,039)  $1,402,871

Operating Income            $83,420   $24,057   $8,770         $0     $116,247

Assets:
 Identifiable Assets       $810,103  $270,679  $34,748   $(45,377)  $1,070,153
 Corporate Assets                                                      182,340
   Total Assets                                                     $1,252,493

1994
Sales:
 Unaffiliated Customers  $1,014,599  $175,931  $71,175         $0   $1,261,705
 Intercompany                26,317    69,568        0    (95,885)           0
  Total Sales            $1,040,91 6 $245,499  $71,175   $(95,885)  $1,261,705

Operating Income           $87,451    $12,054   $6,069         $0     $105,574

Assets:
 Identifiable Assets      $597,918   $256,630  $32,152   $(40,671)    $846,029
 Corporate Assets                                                      315,113
  Total Assets                                                      $1,161,142


            page 55
            Pentair, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements


            18. Quarterly Financial Data (unaudited)

In Thousands, Except per Share Amounts
1996                 1st        2nd        3rd        4th          Total

Net Sales            $366,290   $362,900   $410,970   $426,905     $1,567,065
Gross Profit          114,736    106,486    115,988    131,791        469,001
Operating Income       32,625     32,852     35,623     41,819        142,919
Income - Continuing    16,500     17,109     18,578     22,322         74,509
Net Income             16,500     17,109     18,578     22,322         74,509
Earnings per Share
 - Continuing
    Primary              $.40       $.42       $.46       $.55          $1.83
    Diluted               .38        .40        .43        .52           1.73

1995                  1st        2nd         3rd        4th         Total
Net Sales             $333,823   $338,216    $353,338   $377,494   $1,402,871
Gross Profit           101,199     98,941      97,949    108,206      406,295
Operating Income        29,228     26,615      28,199     32,205      116,247
Income - Continuing     13,851     13,349      15,300     18,000       60,500
Net Income              15,350     28,550      15,300     18,000       77,200
Earnings per Share
 - Continuing
   Primary                $.34       $.32        $.38       $.44        $1.48
   Diluted                 .32        .31         .36        .42         1.41

All per share data has been adjusted for the two-for-one stock split in the form of a 100% stock dividend in February 1996.



            19. Disclosure of Risks and Uncertainties Pentair, Inc. is engaged principally in the design, engineering, and manufacturing of various industrial and specialty products. The diversified businesses manufacture enclosures for electrical and electronic enclosures, woodworking equipment, power tools, pumps, water conditioning control valves, sporting and law enforcement ammunition, vehicle service equipment and industrial lubrication systems and material dispensing equipment.
            The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
            Certain obligations of discontinued businesses have been retained by the Company. Based on evaluations by management and environmental professionals, amounts for any estimated risks or obligations have been accrued.
            Although the individual subsidiaries deal with major customers throughout North America and Europe, Pentair as a whole has mitigated any significant impact or potential risk of concentration of customers, products, or in certain markets or geographic areas. This is due to the diversified nature of the Company and its product lines.

            page 56
            Pentair, Inc. and Subsidiaries
            Selected Financial Data: 10-Year Summary

In Millions, Except per Share Data
                       96        95        94       93       92
Income Statement Data
Net Sales
 Specialty Products    678.2     516.9     465.6    411.6    377.5
 General Industrial    888.9     886.0     796.1    535.0    486.5
 Total               1,567.1   1,402.9   1,261.7    946.6    864.0
Operating Income
 Specialty Products     83.2      56.7      49.5     42.0     40.2
 General Industrial     84.2      82.9      76.0     42.2     38.6
 Corporate             (24.5)    (23.4)    (19.9)   (16.1)   (16.9)
 Total                 142.9     116.2     105.6     68.1     61.9
Earnings before
 Income Taxes          124.6     101.7      83.5     55.1     47.7
Income From:
 Continuing
 Operations             74.5      60.5      50.1     32.7     27.2
 Net Income (a)         74.5      77.2      53.6     46.6     42.8

                        91        90        89        88      87
Net Sales
 Specialty Products    344.6     344.9     337.5    317.1    289.7
 General Industrial    458.3     460.3     460.9    127.9    112.5
 Total                 802.9     805.2     798.4    445.0    402.2
Operating Income
 Specialty Products     33.6      28.1      29.5     30.6     31.2
 General Industrial     35.9      34.5      32.6      9.9     11.1
 Corporate             (16.4)    (14.7)    (10.0)   (11.4)    (7.7)
 Total                  53.1      47.9      52.1     29.1     34.6
Earnings before
 Income Taxes           38.4      31.6      35.2     21.7     29.5
Income From:
 Continuing
 Operations             18.8      16.9      19.4     10.7     19.0
 Net Income (a)         41.1      33.0      36.4     39.8     21.9

Common Share Data
                        96        95        94        93       92
EPS - Diluted (a) (b)   1.73      1.41      1.17      .76      .64
Cash Dividends           .50       .40       .36      .34      .32
Stock Dividends          100         0         0       50        0
Book Value             13.69     12.37     10.71     9.29     8.21
Stock Price           32 1/4    24 7/8    21 3/8   16 1/2  13 3/16
Market
  Capitalization       1,378     1,045       899      692      549

                        91        90       89        88       87
EPS - diluted (a)(b)    .47      .42      .50        .32      .56
Cash Dividends          .30      .29      .26        .22      .21
Stock Dividends           0        0        0         10        0
Book Value             8.79     7.97     7.42       6.67     5.53
Stock Price         13 7/16    8 1/4   9 3/16    10 7/16    6 1/4
Market
  Capitalization        558      342      352        395      200


Balance Sheet Data
                        96        95        94       93       92
Preferred Equity (net)  47.6      44.6      40.9     33.9     77.4
Common Equity          516.2     458.3     391.1    336.9    260.0
ROE % (a)               14.3      16.9      13.2     13.6     12.8
Capital Expenditures    71.6      63.8      57.8     28.1     28.0
Total Assets         1,289.0   1,252.5   1,161.1    863.1    769.5
Long-term Debt         279.9     219.9     408.5    236.7    209.3
Debt to Capital %         33        31        49       39       38

                        91        90        89       88       87
Preferred Equity (net)  74.1      68.4      65.9     67.6     50.0
Common Equity          275.7     247.8     241.0    214.2    158.6
ROE% (a)                13.3      11.1      14.1     19.8     12.9
Capital Expenditures    26.5      28.0      28.7     20.2     19.2
Total Assets           698.4     696.5     708.9    675.2    376.9
Long-term Debt         191.2     217.5     243.4    242.9     81.0
Debt to Capital %         35        41        44       46       28

All share and per share data adjusted for stock dividends.
(a) 1992 - before the cumulative effects of accounting changes.
            (b) From continuing operations.


            page 57
            Pentair, Inc. and Subsidiaries
            Investor Information

            Pentair Stock Data For the calendar year 1996, Pentair common stock was listed on the NASDAQ National Market
System up until March 1, 1996; on March 4, 1996, Pentair common stock was listed on the New York Stock Exchange under the symbol PNR. The price information below represents closing sale prices reported in the NASDAQ/NMS Monthly Statistical
Report up until March 1, 1996, and the Dow Jones Historical
Stock Quote Reporter Service for the remainder of the year.
There were 3,798 shareholder accounts on December 31, 1996.

Price Range And Dividends Of Common Stock

            1996              High      Low       Dividends     Last
            First quarter     $28 3/4   $23 1/16  $.125         $25 1/4
            Second quarter    $31       $25 3/8   $.125         $30
            Third quarter     $30       $24 3/4   $.125         $26 1/2
            Fourth quarter    $32 1/4   $24 5/8   $.125         $32 1/4

            1995              High      Low       Dividends     Last
            First quarter     $22 1/8   $19 7/8   $.10          $21 1/8
            Second quarter    $24 5/16  $21 3/8   $.10          $21 3/4
            Third quarter     $23 19/32 $21 13/16 $.10          $22 1/2
            Fourth quarter    $26 1/4   $21 7/8   $.10          $24 7/8

            Common Dividends In December 1996, the board of directors increased the cash dividend to $.135 per share quarterly for an indicated annual rate of $.54 per share. Pentair has now paid 84 consecutive quarterly dividends. See Note 6 of Notes to Consolidated Financial Statements for certain dividend restrictions.
            Dividend Reinvestment Pentair has established a
Dividend Reinvestment Plan. This plan enables shareholders to automatically reinvest Pentair dividends and to invest up to an additional $3,000 per quarter in Pentair common stock, with any costs of purchasing the shares paid by the Company. The plan brochure and enrollment cards are available from the Company or Norwest Bank Minnesota, N.A.
            Direct Book Entry Registration Pentair offers its shareholders the opportunity to participate in the Company's
Direct Book Entry Registration service. Direct Book Entry is an uncertificated form of stock ownership that provides protection against loss, theft, and inadvertent destruction of stock certificate(s), while reducing administrative costs. A plan brochure and enrollment forms are available from the Company or Norwest
Bank Minnesota, N.A.
            Annual Meeting The annual meeting of shareholders will be held at the Northland Inn, 7101 Northland Circle, Brooklyn
Park, Minnesota, at 10:00 a.m. on April 23, 1997. Management
and directors encourage all shareholders to attend the annual meeting.
            Form 10-K Available A copy of the Company annual
report on Form 10-K, as filed with the Securities and Exchange Commission, will be provided on request to shareholders. Written requests should be directed to Investor Relations, Pentair, Inc., Waters Edge Plaza, 1500 County Road B2 West, Suite 400, St.
Paul, Minnesota 55113.
            Takeover Defense Pentair is committed to protecting its stakeholders from harm by corporate raiders and unfriendly takeover actions. Information on our position may be obtained by writing to the Pentair, Inc. corporate secretary at the corporate office.
            Registrar And Transfer Agent Norwest Bank Minnesota,
                 N.A., South St. Paul, MN 55075
            Certified Public Accountants Deloitte & Touche LLP,
                 Minneapolis, MN 55402
            General Counsel Henson & Efron, P.A., Minneapolis, MN
                 55401

            page 58
            Corporate Information
            Board of Directors
            Pentair Officers & Subsidiary Presidents

            Board of Directors
            GEORGE N. BUTZOW (1,2, 6), 67, Retired Chairman of
            MTS Systems Corporation.
            WINSLOW H. BUXTON (3,5,7), 57,
            Chairman, President, and Chief Executive Officer of
            Pentair, Inc.
            WILLIAM J. CADOGAN (2,5), 48,
            Chairman, President, and Chief Executive Officer of ADC Telecommunications.
            BARBARA B. GROGAN (6,8), 49,
            Chairman and President of
            Western Industrial Contractors, Inc.
            CHARLES A. HAGGERTY (1,6,8), 55, Chairman,
            President, and Chief Executive Officer of Western Digital. HAROLD V. HAVERTY (2,3,7), 66, Retired President and
            Chief Executive Officer of Deluxe Corporation.
            QUENTIN J. HIETPAS (2,5,7), 66,
            Senior Vice President of External Affairs at the University of St. Thomas.
            WALTER KISSLING (3,6), 65,
            President and Chief Operating Officer of
            H. B. Fuller Company.
            D. EUGENE NUGENT (3, 5,8), 69, Retired Chairman and
            Chief Executive Officer of Pentair, Inc.
            RICHARD M. SCHULZE (1, 8), 56, Founder, Chairman, and Chief Executive Officer of
            Best Buy Company, Inc.
            KAREN E. WELKE (1,7), 52, Group Vice President of
            Medical Products Group, 3M Company.


            [1] Audit Committee, [2] Compensation/HR Committee,
            [3] Executive Committee, [4] Shareholder Affairs
            Committee, [5] Nominating and Governance Committee,
            [6] Share Rights Committee, [7] Public Policy Committee, [8] Finance/Investment Policy Committee.


            Pentair Officers
            Winslow H. Buxton
            Chairman, President, and Chief Executive Officer
            Richard J. Cathcart
            Executive Vice President
            Joseph R. Collins
            Executive Vice President
            James H. Frank
            Senior Vice President, Enclosures
            Richard W. Ingman
            Executive Vice President and Chief Financial Officer
            Gerald C. Kitch
            Executive Vice President and President, International
                 Business Development
            Deb S. Knutson
            Vice President, Human Resources
            Roy T. Rueb
            Vice President, Treasurer and Secretary

            Subsidiary Presidents
            G. Robert Gey
            Vehicle Service Equipment businesses
            Steven R. Bentson
            Century Manufacturing
            Nevin J. Craig
            Delta International Machinery Corporation
            Benno Gengenbach
            Vincent J. Tomlinson
            Schroff
            John C. Hosler
            Fleck Controls
            Fred C. Lavender
            F.E. Myers
            Ronald V. Mason
            Federal Cartridge
            Delton D. Nickel
            Hoffman Engineering
            Mark T. Schroepfer
            Lincoln Industrial
            Barry J. Wetzel
            Lincoln Automotive
            James A. White
            Porter-Cable Corporation

            page 59

            Board of Directors
            GEORGE N. BUTZOW
            WINSLOW H. BUXTON
            WILLIAM J. CADOGAN
            BARBARA B. GROGAN
            CHARLES A. HAGGERTY
            HAROLD V. HAVERTY
            QUENTIN J. HIETPAS
            WALTER KISSLING
            D. EUGENE NUGENT
            RICHARD M. SCHULZE
            KAREN E. WELKE

            This photo of our board of directors was taken at the Porter-Cable plant in Jackson, Tennessee.

            page 60
            A Tribute to D. Eugene Nugent

            Gene Nugent came on board as Vice President of Operations in 1975 when Pentair was primarily a paper company.
In 1977, as President and Chief Operating Officer, Gene began steering Pentair in a new direction. In partnership with Founder Murray Harpole, Gene guided Pentair's diversification into industrial manufacturing by acquiring the Porter-Cable and Delta tool businesses. Then, from 1986 until 1992, while Gene was at the helm as Chairman and Chief Executive Officer, Pentair added Lincoln Industrial, Lincoln Automotive, F.E. Myers, Federal Cartridge, and Hoffman Engineering to its fleet of businesses. By 1992, Pentair sales were 70 percent industrial and the Company had achieved a new level of stability and success.
            Gene is an advocate of autonomous operations, and helped build the strong, effective organizational structure that exists today. Though Gene is a driver of change, he is a man of integrity who recognizes the importance of keeping an organization true to its principles and values. He co-authored Pentair's Code of Business Conduct, a document that reflects his high personal and professional standards. Always, Gene has taken seriously his role as a leader, exhibiting in his actions the principles embodied in the Code. In recent years, he led the initiative to codify governance standards for Pentair's board of directors.
            Gene taught us that respecting and valuing people for who they are and what they contribute is important. Gene
Nugent's illustrious 22-year career with Pentair will conclude on April 23, 1997, when he retires from Pentair's board of directors, but his strength of character and wisdom in leadership will forever be reflected in the fabric of Pentair.

            inside back cover
            Code of Business Conduct and Operating Guidelines

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

            back cover
            (Pentair logo)
            Pentair, Inc.
            Waters Edge Plaza
            1500 County Road B2 West
            St. Paul, Minnesota 55113-3105
            612_636_7920
            www.pentair.com